    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 1999

                                                      REGISTRATION NO. 333-49439
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            TIME WARNER TELECOM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

               DELAWARE                                  4813                                 84-1452416
   (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                             5700 S. QUEBEC STREET
                          GREENWOOD VILLAGE, CO 80111
                                 (303) 566-1000
            (ADDRESS, INCLUDING EACH ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------


                                DAVID J. RAYNER
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            TIME WARNER TELECOM INC.
                             5700 S. QUEBEC STREET
                          GREENWOOD VILLAGE, CO 80111
                                 (303) 566-1000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)


                            ------------------------

                                                      COPIES TO:
        WILLIAM P. ROGERS, JR.                      PETER R. HAJE                        FAITH D. GROSSNICKLE
       CRAVATH, SWAINE & MOORE           EXECUTIVE VICE PRESIDENT, SECRETARY             SHEARMAN & STERLING
           WORLDWIDE PLAZA                       AND GENERAL COUNSEL                     599 LEXINGTON AVENUE
          825 EIGHTH AVENUE                        TIME WARNER INC.                   NEW YORK, N.Y. 10022-6069
      NEW YORK, N.Y. 10019-7415                  75 ROCKEFELLER PLAZA                       (212) 848-4000
            (212) 474-1270                       NEW YORK, N.Y. 10019
                                                    (212) 484-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                                EXPLANATORY NOTE

     THIS REGISTRATION STATEMENT CONTAINS TWO FORMS OF PROSPECTUS: ONE TO BE USED IN CONNECTION WITH AN OFFERING OF THE REGISTRANT'S CLASS A COMMON STOCK IN THE UNITED STATES AND CANADA (THE 'U.S. PROSPECTUS'), AND ONE TO BE USED IN A CONCURRENT OFFERING OF THE REGISTRANT'S CLASS A COMMON STOCK OUTSIDE THE UNITED STATES AND CANADA (THE 'INTERNATIONAL PROSPECTUS' AND TOGETHER WITH THE U.S. PROSPECTUS, THE 'PROSPECTUSES'). THE PROSPECTUSES ARE IDENTICAL EXCEPT FOR THE FRONT COVER PAGE. THE U.S. PROSPECTUS IS INCLUDED HEREIN AND IS FOLLOWED BY THE ALTERNATE FRONT COVER PAGE TO BE USED IN THE INTERNATIONAL PROSPECTUS. THE ALTERNATE PAGE FOR THE INTERNATIONAL PROSPECTUS INCLUDED HEREIN IS LABELED 'ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS.' FINAL FORMS OF EACH PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER RULE 424(b) OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED JANUARY 20, 1999


                                     SHARES
                                     [LOGO]

                            TIME WARNER TELECOM INC.
                              CLASS A COMMON STOCK
                            ------------------------


TIME WARNER TELECOM INC. IS OFFERING             SHARES OF ITS CLASS A COMMON
STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY
  EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL               PUBLIC
          OFFERING PRICE WILL BE BETWEEN $      AND $      PER SHARE.



TIME WARNER TELECOM INC. HAS TWO CLASSES OF COMMON STOCK CONSISTING OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK. AFFILIATES OF TIME WARNER TELECOM INC.
  CURRENTLY OWN 100% OF THE CURRENTLY OUTSTANDING SHARES OF CLASS B COMMON
    STOCK AND WILL RETAIN     % OF THE OUTSTANDING               COMBINED
              VOTING POWER OF THE COMMON STOCK AFTER THE OFFERING.


                            ------------------------


 WE EXPECT THE CLASS A COMMON STOCK TO BE APPROVED FOR QUOTATION ON THE NASDAQ
      NATIONAL MARKET OF THE NASDAQ STOCK MARKET UNDER THE SYMBOL 'TWTC.'


                            ------------------------


    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS'
                             BEGINNING ON PAGE 12.


                            ------------------------

                           PRICE $           A SHARE

                            ------------------------


                                                                      UNDERWRITING
                                                PRICE TO             DISCOUNTS AND              PROCEEDS TO
                                                 PUBLIC               COMMISSIONS                 COMPANY
                                          --------------------  ------------------------  ------------------------

Per Share...............................           $                       $                         $
Total...................................           $                       $                         $



                            ------------------------



The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



Time Warner Telecom Inc. has granted the U.S. underwriters the right to purchase
up to an additional       shares of Class A Common Stock to cover
over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares
of Class A Common Stock to purchasers on             , 1999.


                            ------------------------

                         JOINT BOOK - RUNNING MANAGERS
MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS


              , 1999

                                 [MAP TO COME]

                            ------------------------

                               TABLE OF CONTENTS



                                                    PAGE
                                                    ----
Prospectus Summary...............................     5
Risk Factors.....................................    12
Use of Proceeds..................................    24
Dividend Policy..................................    24
The Reconstitution...............................    25
Capitalization...................................    26
Dilution.........................................    27
Selected Combined Financial and Other Operating
  Data...........................................    28
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............    31
Business.........................................    41
Management.......................................    56
Certain Relationships and Related Transactions...    68



                                                    PAGE
                                                    ----
Principal Stockholders...........................    72
Description of Certain Indebtedness..............    73
Description of Capital Stock.....................    74
Certain United States Federal Tax Consequences to
  Non-United States Holders of Common Stock......    77
Shares Eligible for Future Sale..................    80
Underwriters.....................................    81
Legal Matters....................................    84
Experts..........................................    84
Additional Information...........................    84
Glossary.........................................    85
Index to Combined Financial Statements...........   F-1




                            ------------------------
     You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. We are offering to sell shares of Class A Common Stock and seeking offers to buy shares of Class A Common Stock, only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of the Class A Common Stock.



     WE HAVE NOT TAKEN ANY ACTION TO PERMIT A PUBLIC OFFERING OF THE SHARES OF CLASS A COMMON STOCK OUTSIDE THE UNITED STATES OR TO PERMIT THE POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS OUTSIDE THE UNITED STATES. PERSONS OUTSIDE THE UNITED STATES WHO COME INTO POSSESSION OF THIS PROSPECTUS MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY RESTRICTIONS RELATING TO THE OFFERING OF THE SHARES OF CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS OUTSIDE THE UNITED STATES.



     UNTIL                , 1999 ALL DEALERS THAT BUY, SELL OR TRADE SHARES OF
CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



     This Prospectus contains forward-looking statements, including statements regarding, among other items, our business and operating strategy, operations, economic performance and financial condition. These forward-looking statements are subject to risks, uncertainties and assumptions, certain of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under 'Risk Factors.' We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Prospectus might not occur.

                       THIS PAGE INTENTIONALLY LEFT BLANK

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information regarding the Company, the Class A Common Stock being sold in this Offering and our financial statements and the notes thereto appearing elsewhere in this Prospectus.



     In this Prospectus:

      The term 'Company'






          (a) when used to refer to any period prior to the completion of the Reconstitution (as defined), refers to Time Warner Telecom LLC ('TWT LLC'), its consolidated and unconsolidated subsidiaries including Time Warner Telecom Inc., a wholly owned subsidiary of TWT LLC formed solely to serve as co-obligor of the Notes (as defined) ('TWT Inc.'), and all operations of the Company that were historically conducted by the Existing Stockholders (as defined) and



          (b) when used to refer to any period after the Reconstitution, refers to Time Warner Telecom Inc. ('Newco'), the successor of both TWT LLC and TWT Inc., and its consolidated and unconsolidated subsidiaries.



     The term 'Existing Stockholders' refers to (a) Time Warner Inc. and certain of its subsidiaries (collectively, 'TW'), (b) MediaOne of Colorado, Inc. and certain of its subsidiaries (collectively, 'MediaOne'), and


          (c) Advance/Newhouse Partnership ('Newhouse'). TW and MediaOne, through certain subsidiaries, are partners in Time Warner Entertainment Company, L.P. ('TWE'). TWE and Newhouse are partners in Time Warner Entertainment-Advance/Newhouse Partnership ('TWE-A/N').

     The term 'TW Cable' refers collectively to the cable systems owned by subsidiaries and divisions of TWE, TWE-A/N and TW.



     Newco was recently formed to conduct the Offering and to acquire the assets of TWT LLC through a merger of both TWT LLC and TWT Inc. with and into Newco (the 'Reconstitution'). The Reconstitution will be effective immediately prior to the effectiveness of the Registration Statement that this Prospectus is part of. Following the Reconstitution, TW, MediaOne and Newhouse will hold 61.95%, 18.88% and 19.17%, respectively, of the Class B Common Stock. See 'The Reconstitution' and 'Principal Stockholders.' The information set forth in this Prospectus assumes (a) that the transactions described under 'The Reconstitution' have occurred and (b) that the U.S. Underwriters do not exercise their over-allotment option. See 'Glossary' for definitions of certain other terms used in this Prospectus.



                                  THE COMPANY



     The Company is a leading facilities-based competitive local exchange carrier ('CLEC') in selected metropolitan areas across the United States. It offers a wide range of business telephony services, primarily to medium- and large-sized telecommunications-intensive business end-users, long distance carriers ('IXCs'), Internet service providers ('ISPs'), wireless communications companies and governmental entities. These business telephony services include dedicated transmission, local switched, long distance, data and video transmission services and certain Internet services. The Company has deployed switches in 16 of its 19 service areas as of September 30, 1998. As of September 30, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,500 route miles, contained 252,503 fiber glass miles and offered service to 3,463 buildings.



     The Company believes that the Telecommunications Act of 1996 (the '1996 Act') and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local service areas to competition and requiring incumbent local exchange carriers ('ILECs') to provide increased direct interconnection.



BUSINESS STRATEGY



     The Company's primary objective is to be a leading CLEC in its existing and future service areas, offering medium- and large-sized businesses superior telecommunications services through advanced networks. The key elements of the Company's business strategy include the following:



     Leverage Existing Fiber Optic Networks. The Company has yet to fully exploit its highly concentrated networks. Management believes that this extensive fiber network capacity allows it to:

      increase orders substantially from new and existing customers without incurring significant additional capital expenditures and operating expenses;



      emphasize its fiber facilities-based services rather than resales of network capacity of other providers; and



      provide better customer service because the Company can exert greater control over its services than its competitors that depend on off-net facilities.



     Expand Switched Services. For the nine months ended September 30, 1998, combined revenues from switched service grew by 240.8% as compared to the same period in 1997. Because the market for switched services is greater than for dedicated transport services, and the Company has been rapidly installing switches in its markets, management expects the Company to derive a growing portion of its revenues from switched services. The Company plans to provide switched services in all its current service areas by the end of 1999.



     Target Medium- and Large-Sized Business Customers. The Company operates in metropolitan areas that have high concentrations of medium- and large-sized businesses that are high volume users of telecommunications services. Management intends to emphasize its advanced network in marketing to these customers. Management also believes the Company can achieve significant economies of scale by focusing and intensifying its sales and marketing efforts on these businesses.



     Interconnect Service Areas. The Company groups the 19 service areas in which the Company currently operates into six geographic clusters across the United States. The Company plans to interconnect each service area with its own broadband, fiber optic facilities or with facilities licensed from TW Cable and/or third parties. This is expected to increase its revenue potential by addressing customers' regional long distance voice, data and video requirements. The Company began interconnecting its service areas during 1998.



     Utilize Strategic Relationships with TW Cable. The Company intends to continue to use licensing arrangements and share the cost of digital fiber optic facilities with TW Cable, the second largest multiple system cable operator in the United States. By leveraging its existing relationship with TW Cable, the Company believes that it can:



      increase revenues;



      benefit from existing regulatory approvals and licenses;



      derive economies of scale in network costs;



      extend its existing networks in a rapid, efficient and cost-effective manner; and



      capitalize on the strong awareness and positive recognition of the 'Time Warner' brand name.



     Expand Product Offerings.


      The Company currently offers:

        a wide range of dedicated transmission, local switched, data and video transmission services;

        certain Internet services; and


        limited long distance service.



      The Company intends to offer additional services to its customers including high speed data transport services. The Company generally develops its customer base by first offering basic telecommunications services to its new customers. In order to increase revenues and cash flows as the needs of such customers change and develop, the Company selectively bundles and offers more sophisticated, higher margin products and services to them.



     Enter into New Geographic Areas. The Company targets metropolitan areas that it believes have the potential to generate attractive economic returns. Currently, the Company operates networks in a total of 19 metropolitan areas. Management plans to have networks in operation or under construction in 3 additional service areas by the end of 1999.



     Continue Disciplined Expenditure Program. The Company increases operational efficiencies by pursuing a capital expenditure program focusing on projects expected to meet stringent financial criteria. The Company is also considering strategic alliances with other telecommunications providers to share the costs and risks of developing new projects.

                                 FINANCING PLAN


     On July 21, 1998 the Company completed the public offering of $400.0 million principal amount of its 9 3/4% Senior Notes due 2008 (the 'Notes'). See 'Description of Certain Indebtedness -- The Notes.'



     The Company expects that the net proceeds of the Offering after repayment of subordinated indebtedness to the Parent Companies (as defined), together with proceeds received from the sale of the Notes and internally generated funds will provide sufficient funds for the Company to expand its business as currently planned, pay interest on the Notes and fund its currently expected losses through the second quarter of 2000. After that, the Company expects to require additional financing. See 'Use of Proceeds.'








                               THE RECONSTITUTION





     Newco is a Delaware corporation that was recently formed to conduct the Offering and to become the successor to both TWT LLC and TWT Inc. TWT LLC was formed in connection with a reorganization (the 'Reorganization') of the assets and liabilities of the business telephony operations that were previously owned by subsidiaries and divisions of TWE, TWE-A/N and TW (together, the 'Parent Companies'). The Reorganization took place on July 14, 1998. In the Reorganization, TW, MediaOne and Newhouse received 61.95%, 18.88% and 19.17%, respectively, of the limited liability company interests of TWT LLC. Upon the Reconstitution, these interests were exchanged for all the outstanding Class B Common Stock of Newco. See 'The Reconstitution' and 'Principal Stockholders.'



     The Company's principal executive offices are located at 5700 S. Quebec Street, Greenwood Village, CO 80111, and its telephone number is (303) 566-1000.

                                  THE OFFERING



Class A Common Stock offered...........                    shares
Class A Common Stock offered in:
     U.S. Offering.....................                    shares
     International Offering............                    shares
                                         -----------
          Total........................                    shares
                                         ===========
Common Stock outstanding after the
  Offering:............................                    shares (1)
Over-allotment option..................                    shares
Use of Proceeds........................  The Company will use the net proceeds from the Offering to repay up to
                                         $     million of outstanding indebtedness to the Parent Companies (at
                                         November 30, 1998, indebtedness to the Parent Companies totaled $173.8 million) and for general corporate and working capital purposes, which may include payment of interest on the Notes and acquisitions of and joint ventures with other telecommunications service providers. See 'Use of Proceeds.'
Voting Rights..........................   After the Offering:
                                           the Company will have outstanding two classes of common stock: the
                                           Class A Common Stock and the Class B Common Stock (together, the
                                           'Common Stock'); and
                                           the Existing Stockholders will have approximately   % of the combined
                                           voting power of the outstanding Common Stock. As a result, they generally will have the collective ability to control all matters requiring stockholder approval, including the election of directors.
                                           Holders of Class A Common Stock have one vote per share.
                                           Holders of Class B Common Stock have ten votes per share.
                                           Holders of the Class A Common Stock and Class B Common Stock generally vote together as a single class. However, certain matters require the approval of 100% of the holders of the Class B Common Stock voting separately as a class, and certain matters require the approval of a majority of the holders of the Class A Common Stock, voting separately as a class.
                                         See 'Principal Stockholders,' 'Description of Capital Stock' and
                                          'Certain Relationships and Related Transactions -- Stockholders
                                          Agreement.'
Conversion.............................  Each share of Class B Common Stock is convertible into one share of
                                         Class A Common Stock.
Proposed Nasdaq National Market
  Symbol...............................  'TWTC'


------------




(1) As of                   , 1999, includes     shares of Class B Common Stock.
    Assumes        shares of Class A Common Stock are issued in the Offering and
    excludes approximately     shares of Class A Common Stock issuable upon the
    exercise of stock options that were assumed by Newco in connection with the Reconstitution but are not immediately exercisable. See 'Management -- Stock Option Plan.'


                                  RISK FACTORS


     You should consider all of the information contained in this Prospectus before making an investment in the Class A Common Stock. In particular, you should consider the factors described under 'Risk Factors.'

              SUMMARY COMBINED FINANCIAL AND OTHER OPERATING DATA



     The summary statement of operations data for the years ended December 31, 1995, 1996 and 1997 are derived from the audited financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. The summary statement of operations data for the year ended December 31, 1994 has been derived from audited financial statements of the Company not included herein. The summary statement of operations data for the year ended December 31, 1993 and for the nine months ended September 30, 1998 and 1997 and the summary balance sheet data as of September 30, 1998 have been derived from the Company's unaudited internal financial statements, which in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the Company's results of operations and financial position. Operating results for the nine months ended September 30, 1998 and 1997 are not necessarily indicative of results that may be expected for the full year. The pro forma other operating data have been derived from the accounting records of the Company and have not been audited. The financial statements of the Company for all periods prior to the Reorganization that occurred on July 14, 1998 reflect the 'carved out' historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunications operations of the Parent Companies, as if they had been operating as a separate company. The summary financial and other operating data set forth below should be read in conjunction with the information contained in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.



                                                                                                              NINE MONTHS ENDED
                                                           YEARS ENDED DECEMBER 31,                             SEPTEMBER 30,
                                        ---------------------------------------------------------------     ----------------------
                                          1993         1994         1995          1996          1997          1997         1998
                                        --------     --------     ---------     ---------     ---------     --------     ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Dedicated transport services....... $  1,913     $  2,169     $   6,505     $  20,362     $  44,529     $ 29,742     $  57,871
    Switched services..................       --           --           350         3,555        10,872        7,015        23,910
                                        --------     --------     ---------     ---------     ---------     --------     ---------
        Total revenues.................    1,913        2,169         6,855        23,917        55,401       36,757        81,781
                                        --------     --------     ---------     ---------     ---------     --------     ---------
Costs and expenses:
    Operating (1)......................    3,219       10,454        15,106        25,715        40,349       28,050        46,341
    Selling, general and administrative
      (1)..............................    7,035       26,066        34,222        60,366        54,640       39,000        55,294
    Depreciation and amortization
      (1)..............................      578        1,213         7,216        22,353        38,466       27,866        36,804
                                        --------     --------     ---------     ---------     ---------     --------     ---------
        Total costs and expenses.......   10,832       37,733        56,544       108,434       133,455       94,916       138,439
                                        --------     --------     ---------     ---------     ---------     --------     ---------
Operating loss.........................   (8,919)     (35,564)      (49,689)      (84,517)      (78,054)     (58,159)      (56,658)
Gain on disposition of investments
  (2)..................................       --           --            --            --        11,018       11,018            --
Equity in losses of unconsolidated
  affiliates...........................     (392)      (1,611)       (1,391)       (1,547)       (2,082)      (1,722)          (16)
Interest income........................       --           --            --            --            --           --         4,069
Interest and other, net (1)............      (81)          (3)          (25)          (52)       (1,538)        (359)      (15,808)
                                        --------     --------     ---------     ---------     ---------     --------     ---------
Net loss............................... $ (9,392)    $(37,178)    $ (51,105)    $ (86,116)    $ (70,656)    $(49,222)    $ (68,413)
                                        --------     --------     ---------     ---------     ---------     --------     ---------
                                        --------     --------     ---------     ---------     ---------     --------     ---------
Basic and diluted loss per common
  share................................
                                        --------     --------     ---------     ---------     ---------     --------     ---------
                                        --------     --------     ---------     ---------     ---------     --------     ---------

Average common shares outstanding......
                                        --------     --------     ---------     ---------     ---------     --------     ---------
                                        --------     --------     ---------     ---------     ---------     --------     ---------
OTHER OPERATING DATA:
EBITDA (3)............................. $ (8,341)    $(34,351)    $ (42,473)    $ (62,164)    $ (39,588)    $(30,293)    $ (19,854)
EBITDA Margin (4)......................   (436.0)%   (1,583.7)%      (619.6)%      (259.9)%       (71.5)%      (82.4)%       (24.3)%
Capital expenditures...................    7,154       50,293       141,479       144,815       127,315       72,964        87,116
Cash provided (used) by operations.....   (3,100)     (14,873)      (35,605)      (52,274)      (29,419)     (39,236)        3,327
Cash used in investing activities......  (10,656)     (52,632)     (145,293)     (149,190)     (120,621)     (65,936)     (275,546)
Cash provided by financing
  activities...........................   13,756       67,505       180,898       201,464       150,040      105,172       475,477
Pro forma interest expense, net
  (5)(6)...............................
Pro forma net loss (5).................
Pro forma basic and diluted loss per
  common share (5).....................
Pro forma average common shares
  outstanding (5)......................


                                                        (footnotes on next page)

                                                                       AS OF DECEMBER 31,                           AS OF
                                                      -----------------------------------------------------     SEPTEMBER 30,
                                                      1993      1994        1995       1996         1997            1998
                                                      -----    -------    --------    -------    ----------    ---------------
OPERATING DATA (7):
Operating Networks.................................       3          8          15         18            19               19
Route miles........................................     168        880       3,207      5,010         5,913            6,500
Fiber miles........................................   5,820     24,995     116,286    198,490       233,488          252,503
Voice grade equivalent circuits....................      --     39,002     158,572    687,001     1,702,431        2,478,518
Digital telephone switches.........................      --         --           1          2            14               16
Employees..........................................      78        239         508        673           714              858
Access lines.......................................      --         --         493      2,793        16,078           54,438



                                                                                              AS OF SEPTEMBER 30, 1998
                                                                                             ---------------------------
                                                                                                           AS ADJUSTED
                                                                                                             FOR THE
                                                                                                         RECONSTITUTION
                                                                                                             AND THE
                                                                                              ACTUAL      OFFERING (8)
                                                                                             --------    ---------------
BALANCE SHEET DATA:
Cash and cash equivalents.................................................................   $203,258
Marketable securities.....................................................................    188,430
Property, plant and equipment, net........................................................    464,989         464,989
Total assets..............................................................................    910,193
Long-term debt (9)........................................................................    571,597
Total stockholders' equity................................................................    231,977


------------


(1) Includes expenses resulting from transactions with affiliates of $168,000 in 1993, $1.9 million in 1994, $6.5 million in 1995, $11.0 million in 1996,
    $15.3 million in 1997 and $12.4 million and $20.3 million in the nine months ended September 30, 1997 and 1998, respectively.


(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area, whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.





(3) 'EBITDA' is defined as operating income (loss) before depreciation and amortization expense. It does not include charges for interest expense or provisions for income taxes. Accordingly, EBITDA is not intended to replace operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. Rather, EBITDA is a measure of operating performance and liquidity that should be considered in addition to those measures. The Company believes that EBITDA is a standard measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. However, EBITDA as used herein may not be comparable to similarly titled measures reported by other companies.



(4) EBITDA Margin represents EBITDA as a percentage of revenues.



(5) The pro forma statement of operations data for the nine months ended September 30, 1998 and for the year ended December 31, 1997 give effect to the Reconstitution, the Offering and the sale of the Notes as if they had occurred at the beginning of 1997. Such pro forma amounts are presented for informational purposes only and are not necessarily indicative of the actual amounts that would have been reported if the transactions had been consummated at such date, nor are they necessarily indicative of future results. The pro forma data excludes a one-time non-recurring $36.2 million charge to earnings, recognized by the Company upon the Reconstitution date, to record a net deferred tax liability associated with the change from a limited liability company to a corporation.



(6) Pro forma interest expense gives effect to (i) the issuance of $400.0 million principal amount of the Notes at an interest rate of 9.75% at the
    beginning of the respective periods and (ii) the use of $   million of the
    net proceeds from the Offering to repay subordinated indebtedness to the Parent Companies, as if such transactions had occurred at the beginning of 1997 assuming approximately 4.0% of the interest on the Notes would have been capitalized under FASB Statement No. 34, 'Capitalization of Interest Costs.' In addition,


                                              (footnotes continued on next page)
    pro forma interest expense includes $1.25 million and $937,500 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively, relating to the amortization of approximately $12.5 million of debt issuance costs over a ten-year period.



(7) Includes all managed properties including unconsolidated affiliates (MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks). Albany and Binghamton were wholly owned at December 31, 1997.



(8) Adjusted to give effect to (i) the issuance by the Company and distribution to the Existing Stockholders of shares of Class B Common Stock pursuant to the Reconstitution, (ii) the issuance and sale by the Company of shares of Class A Common Stock in the Offering at an assumed initial public
    offering price per share of $       , the midpoint of the range set forth on
    the cover page of this Prospectus, (iii) the application of the net proceeds
    to the Company therefrom to repay $   million of subordinated indebtedness
    to the Parent Companies and (iv) a reduction in stockholders' equity that reflects a one-time non-recurring $36.2 million charge to earnings, recognized by the Company upon the Reconstitution date, to record a net deferred tax liability associated with the change from a limited liability company to a corporation. See 'Use of Proceeds' and 'Capitalization.'





(9) As of September 30, 1998, long-term debt consisted of (a) $400.0 million principal amount of the Notes and (b) $171.6 million principal amount of subordinated loans payable to the Parent Companies. All such indebtedness to the Parent Companies pays interest in kind at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time, is expressly subordinated to the Notes and matures one month following the maturity of the Notes. As of November 30, 1998, $173.8 million of subordinated loans payable to the Parent Companies was outstanding. The Company anticipates utilizing the proceeds of the Offering to repay up to
    $   million of indebtedness to the Parent Companies, as well as for general corporate and working capital purposes.

                                  RISK FACTORS

     Prior to purchasing any shares of Class A Common Stock offered hereby, prospective investors should consider carefully the following factors in addition to the other information contained in this Prospectus.

LIMITED HISTORY OF OPERATIONS; NEGATIVE CASH FLOW AND OPERATING LOSSES


     The Company was formed in 1998 to continue the business telephony services commenced by TW Cable in 1993. Accordingly, prospective investors have limited historical financial information upon which to base an evaluation of the Company's performance and an investment in the Class A Common Stock. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development and growth.



     The Company has incurred operating losses and negative cash flow since inception, and expects to continue to incur operating losses and negative cash flow while it installs, develops and expands its existing and future telecommunications networks and builds its customer base. For the years ended December 31, 1996 and 1997, on a combined basis, the predecessor entities of the Company operating the commercial telecommunications operations of the Parent Companies sustained combined operating losses of $84.5 million and $78.1 million, respectively, and negative EBITDA of $62.2 million and $39.6 million, respectively. EBITDA means operating income (loss) before depreciation and amortization expense. It does not include charges for interest expense or provisions for income taxes. Accordingly, EBITDA is not intended to replace operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. Rather, EBITDA is a measure of operating performance and liquidity that should be considered in addition to those measures. The Company believes that EBITDA is a standard measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. However, EBITDA as used herein may not be comparable to similarly titled measures reported by other companies.


     The capital expenditures of the Company associated with the installation, development and expansion of its existing networks and possible acquisitions of future networks are substantial, and a significant portion of these expenditures generally are incurred before any related revenues are realized. These expenditures, together with associated initial operating expenses, will generally result in negative cash flow and operating losses from a network until an adequate customer base and revenue stream for the network have been established. Accordingly, the Company expects that each network will generally produce negative cash flow for at least two and a half years after operations commence in such network. The Company expects to incur net losses for the foreseeable future as it continues to acquire, install, develop and expand its existing and new telecommunications networks and build its customer base. There can be no assurance that an adequate revenue base will be established from each of the Company's networks or that the Company will achieve or sustain profitability or generate sufficient positive cash flow, if any, to meet its working capital requirements and to service its indebtedness.

SIGNIFICANT CAPITAL REQUIREMENTS


     The development and expansion of the Company's existing and future networks and services will require significant capital to fund capital expenditures, working capital and debt service. The Company's principal capital expenditure requirements over the next two years are expected to consist of approximately
(i) $280.0 million to purchase and install switches, electronics, fiber and other additional technologies in existing networks and in additional networks to be constructed in new service areas and (ii) $45.0 million for capital expenditures with respect to the Company's management information system infrastructure. The Company will continue to evaluate additional revenue opportunities in each of its service areas and, as opportunities develop, the Company plans to make the additional capital investments in its networks that are required to pursue such opportunities.



     The Company, from time to time, evaluates potential acquisitions of, and joint ventures relating to, networks currently owned and operated by other companies, including affiliates of the Existing Stockholders, and expects to continue to do so. In the event the Company enters into a definitive agreement with respect to any acquisition or joint venture, it may require additional financing or it may elect to use a portion of the proceeds from the Offering or from the sale of the Notes not theretofore expended for other purposes.


     While the Company intends to continue to leverage its relationship with TW Cable in pursuing expansion opportunities, to the extent the Company seeks to expand into service areas where TW Cable does not conduct cable operations, the Company may incur significant additional costs in excess of those historically incurred by the Company when expanding into existing TW Cable service areas. In addition, TW Cable is not obligated to construct or provide additional fiber optic capacity in excess of what is already licensed to the Company under the Capacity License (as defined). Accordingly, if the Company is unable to lease such additional capacity at the same rates as are currently provided for under the Capacity License, the Company may be required to obtain additional capacity on more expensive terms. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'



     The Company sustained significant working capital deficits in each year since inception. The Company has historically been funded by capital contributions and advances from the Parent Companies. As of November 30, 1998, the Company had outstanding approximately $173.8 million of subordinated indebtedness to the Parent Companies, a substantial portion or all of which is expected to be repaid with a portion of the net proceeds of the Offering. The Parent Companies do not have any obligation to make additional equity investments in or loans to the Company.



     The Company expects that the net proceeds of the Offering after repayment of subordinated indebtedness to the Parent Companies, together with the net proceeds received from the sale of the Notes and internally generated funds, will provide sufficient funds for the Company to expand its business as currently planned, pay interest on the Notes and to fund its currently expected losses through the second quarter of 2000. Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon many factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the level of the Company's future capital expenditures and expansion plans. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries, vendor financing or other financing arrangements. At a future date, the Company may negotiate a bank credit facility to provide it with working capital and enhance its financial flexibility. There can be no assurance that such financing will be available on terms acceptable to the Company or at all. The issuance by the Company of additional equity securities could cause substantial dilution of the interest in the Company of purchasers of shares of Class A Common Stock offered hereby.


     There can be no assurance that the Company will be successful in generating sufficient cash flow or raising additional financing in sufficient amounts on terms acceptable to it or within the limitations contained in its financing arrangements, or that the terms of any such additional financing will not impair the Company's ability to develop its business. The failure to generate sufficient cash flow or to raise sufficient funds may require the Company to modify, delay or abandon some or all of its development and expansion plans, which could have a material adverse effect on the Company's growth, its ability to compete in the telecommunications services business and its ability to service its debt. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'


SUBSTANTIAL LEVERAGE



     The Company is highly leveraged. As of September 30, 1998, after giving pro forma effect to the Reconstitution, the Offering and the application of the net
proceeds therefrom to repay $     million of subordinated indebtedness to the
Parent Companies, and the sale of the Notes, the Company would have had
approximately $   million of consolidated total debt, including $   million of
subordinated debt to the Parent Companies and $   million of consolidated
stockholders' equity. The degree to which the Company is leveraged could have a material adverse effect upon the Company, including: (i) the Company's ability to obtain additional financing in the future for capital expenditures, acquisitions, joint ventures, working capital or general corporate or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of, and interest on, its debt; and (iii) the Company's substantial leverage may make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions. A failure by the Company to comply with the covenants and other provisions of financing documents to which the Company is a party, including the Indenture governing the Notes (the 'Indenture'), or other debt instruments to which the Company may become party in the future, could permit acceleration of the debt under such instruments and, in some cases, acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. The Indenture contains certain restrictive covenants. Such restrictions affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with shareholders and affiliates, issue capital stock of subsidiaries, create liens, sell assets and engage in mergers and consolidations. The Indenture also provides for the repayment of subordinated debt, including the subordinated indebtedness to the Parent Companies, prior to maturity with the net proceeds of any offering of common stock or equivalent interests of the Company, including the Offering.



RISKS OF EXPANSION; AND POSSIBLE INABILITY TO MANAGE GROWTH



     The Company's ability to expand its business and manage its transition to switched services depends on a variety of factors. These factors include the Company's ability to assess markets, design fiber optic network backbone routes, acquire and install facilities, obtain and utilize rights-of-way and building access, obtain any required governmental authorizations and permits and implement interconnection with local exchange carriers ('LECs'). There can be no assurance that the Company will be able to achieve this expansion in a timely manner, at a reasonable cost, or on terms and conditions acceptable to the Company.



     Although the Company commenced operations in 1993, to date its business has consisted primarily of offering dedicated point-to-point services. With the adoption of the 1996 Act, the Company accelerated the implementation of switched services in its markets. The Company expects that switched services will in the future become the predominant source of its revenues. Switched services support both analog and digital equipment compatible with the Time Division Multiple Access ('TDMA'), Frequency Division Multiple Access ('FDMA') and Code Division Multiple Access ('CDMA') forms of digital telephone technology. In addition to this transition to switched services, the Company intends to enter into new geographic markets, expand its operations in existing markets, interconnect its existing markets and offer additional telecommunications services, when and if it becomes economically desirable to do so.



     The successful implementation of the Company's expansion strategy will be subject to a variety of risks, including operating and technical problems, regulatory uncertainties, competition and the availability of capital. There can be no assurance that any existing networks will be successfully expanded or any new networks will be developed. In addition, there can be no assurance that any networks that are developed will be completed on schedule, at commercially reasonable costs or within the Company's specifications. There also can be no assurance that any new or expanded networks will become profitable or generate positive cash flow at any time in the future. A substantial portion of the Company's network build-out plans within existing markets are dependent upon its continuing relationship with TW Cable. See ' -- Relationship with TW Cable.' The Company's inability to expand its existing networks and operations or install new networks or manage effectively such expansion and installation could have a material adverse effect upon the Company's business operations, financial condition and results of operations. In addition, the expansion of the Company's business may involve acquisitions or joint ventures which, if made or entered into, could divert the resources and management time of the Company and could require integration with the Company's operations. See ' -- Acquisition Related Risks.'


     The Company's future performance will depend, in part, upon its ability to manage its growth effectively. The Company's rapid growth has placed, and in the future may continue to place, a significant strain on its administrative, operational and financial resources. The Company's ability to continue to manage its growth successfully will require the Company to further enhance its operations, management, financial and information systems and controls and to expand, train and manage its employee base. In addition, as the Company increases its service offerings and expands its targeted markets, there will be additional demands on the Company's customer support, sales, marketing, and administrative resources and network infrastructure. There can be no assurance that the Company's administrative, operating and financial resources, systems and controls will be adequate to manage the Company's growth effectively. The Company's inability to manage its expansion effectively, including the emergence of unexpected expansion difficulties, could have a material adverse effect on the Company's business, results of operations and financial condition.

RELATIONSHIP WITH TW CABLE


     The Company is largely dependent upon TW Cable's governmental licenses, permits and rights-of-way to operate and expand the Company's current business. TW Cable is generally managed by a management committee that includes representatives of MediaOne and TW. The Company presently licenses pursuant to the Capacity License, and may enter into future licenses for the capacity of significant numbers of optical fibers from TW Cable; however, TW Cable is not obligated to construct or provide additional fiber optic capacity in excess of what is already licensed to the Company under the Capacity License. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' Historically, the Company has relied on TW Cable's fiber optics in constructing its own networks. In addition, most of the new service areas in which management is considering operating or constructing networks are located in areas where TW Cable has already made substantial infrastructure investments. The inability of the Company to license additional fiber optic capacity from TW Cable could materially affect the Company's expansion plans, future business and operations. Any adverse changes in the ability of TW Cable to obtain and maintain all necessary permits, licenses, conduit agreements or pole attachment agreements from governmental authorities or private rights-of-way providers necessary to effectuate such license transactions may have a material adverse effect on the Company's business and financial condition.



     The Capacity License expires in 2028. Although TW Cable has agreed to negotiate renewal or alternative provisions in good faith at that time, there can be no assurance that the parties will agree on the terms of any renewal or that the terms of any renewal or alternative provisions which may be agreed upon by the parties will be favorable to the Company. If the Capacity License is not renewed in 2028, the Company will have no residual interest in the capacity under the Capacity License and may need to build, lease or otherwise obtain transmission capacity in order to service its customers in the service areas covered by the Capacity License. The terms of such arrangements could have a material adverse effect on the Company's business, financial condition and results of operations.



     The Capacity License also provides that the license of fiber optic capacity by the Company may be terminated by TW Cable upon:



      a material impairment or termination of TW Cable's ability to provide such license under relevant law,



      the Company's material breach of the terms and conditions of the Capacity License, or the institution of any proceedings to impose any public utility or common carrier status or obligations on TW Cable or any other proceedings challenging TW Cable's operating authority as a result of the services provided to the Company under the Capacity License.



     In addition, under the terms of the Capacity License, the Company is restricted from utilizing such capacity for Residential Services (as defined) and Content Services (as defined) during the term of such license. Although management does not believe that the restrictions contained in the Capacity License will materially affect its business and operations in the immediate future, the effect of such restrictions in the rapidly changing telecommunications industry cannot be predicted. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' The termination of the Capacity License would terminate the Company's ability to serve its customers in the applicable market and would have a material adverse effect on the Company's business, financial condition and results of operations.


RISKS RELATING TO LONG DISTANCE

     Currently, the Company offers primarily local telecommunications services. However, the Company continues to examine opportunities to expand into other related telecommunications services. If the Company were to expand into new categories of telecommunications services, it could incur certain additional demands and risks in connection with such expansion, including demands on its ability to manage growth, technological compatibility risks, legal and regulatory risks and possible adverse reaction by some of its current customers.


     The Company has begun to offer long distance service on a limited basis and expects to realize increased revenues therefrom by the second quarter of 1999. The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company markets its long distance services to smaller businesses, a market segment that has not been a principal focus of the Company's business in the past and thus one to which the Company has limited experience marketing. The Company relies on other carriers to provide transmission and termination services for a majority of its long distance traffic. The Company has negotiated a non-exclusive resale agreement with a long distance carrier and may negotiate additional resale agreements with other long distance carriers to provide it with additional transmission services. Such agreements typically provide for the resale of long distance services on a per minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of the Company's future long distance customers. If the Company were to fail to meet any minimum volume commitments, it could be obligated to pay underutilization charges and in the event it underestimates its need for transmission capacity, the Company may be required to obtain capacity through more expensive means.


DEPENDENCE UPON INTERCONNECTION WITH ILECS; COMPETITION

     The Company operates in an increasingly competitive environment. Services substantially similar to those offered by the Company are also offered by ILECs serving the markets currently served or intended to be served by the Company. ILECs have long-standing relationships with their customers, have financial and technical resources substantially greater than those of the Company, have the potential to subsidize services of the type offered by the Company from service revenues not subject to effective competition and currently benefit from certain existing regulations that favor the ILECs over CLECs such as the Company in certain respects. While recent regulatory initiatives, which allow CLECs such as the Company to interconnect with ILEC facilities, provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs.


     To the extent the Company interconnects with and uses ILEC networks to service its customers, the Company will be dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards. The Company will become increasingly dependent on interconnection with ILECs as switched services become a greater percentage of the Company's business. The 1996 Act imposes interconnection obligations on ILECs; however, such interconnection requires the negotiation of interconnection and collocation agreements with the ILECs, which can take considerable time, effort and expense and are subject to Federal and state regulation. There can be no assurance that the Company will be able to obtain the interconnection it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are both competitive and profitable. In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced service from the ILECs, the attractiveness of the Company's services to its customers could be impaired.



     In addition, the 1996 Act allows the Regional Bell Operating Companies ('RBOCs') and others such as electric utilities to enter the long distance market. Certain of the RBOCs have begun providing out-of-region long distance services across Local Access and Transport Areas ('interLATA'). When an RBOC obtains authority to provide in-region interLATA services, it will be able to offer customers both local and long distance telephone services. Given the market power the RBOCs currently possess in the local exchange market, the ability to provide both local and long distance services is expected to make the RBOCs very strong competitors. Certain RBOCs are actively working to satisfy prerequisites for entry into the in-region long distance business. Formal applications by the RBOCs to provide long distance service have been denied by the Federal Communications Commission (the 'FCC') and are being appealed. It is anticipated that new applications will be filed by the RBOCs in coming months.



     In addition, a U.S. District Court in Texas held that the provisions of
Section 271 of the 1996 Act limiting the RBOCs' entry into the long distance business violate the U.S. Constitution. On September 4, 1998, the U.S. Court of Appeals for the Fifth Circuit reversed that District Court decision, concluding that the provisions of Section 271 governing the RBOCs interLATA service entry do not constitute an unconstitutional bill of attainder. Several parties, including SBC Communications, Inc. ('SBC'), have filed petitions for certiorari with the U.S. Supreme Court asking the that it review the decision of the Fifth Circuit. On January 19, 1999, the Supreme Court declined to review that decision. In addition, two RBOCs, Ameritech and U S WEST Communications, Inc. ('U S WEST'), had entered into agreements with a long distance carrier, Qwest Communications Corp. ('Qwest'), under which they plan to jointly market Qwest long distance service to local telephone service consumers in their operating territories. Those agreements were challenged by several IXCs and CLECs before

U.S. District Courts and before the FCC. On September 28, 1998, the FCC released a Memorandum Opinion and Order determining that the offering by Ameritech and U S WEST of Qwest's long distance service as part of combined packages of service violates Section 271 of the 1996 Act. However, that decision has been appealed. Further, a continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the telecommunications industry could also give rise to significant new competitors to the Company or to the Company's customers. See 'Business -- Government Regulation.'



     In most of the areas in which the Company operates, at least one (and in many markets several) other Competitive Access Provider ('CAP') or CLEC offers many local telecommunications services similar to those provided by the Company, generally at similar prices. Potential and actual new market entrants in the local telecommunications services business include other CAPs and CLECs, ILECs entering new geographic markets, cable television companies, electric utilities, long distance and international carriers, microwave carriers, wireless telephone system operators and private networks built by large end users. Many of these potential competitors have financial, personnel and other resources substantially greater than those of the Company.



     In addition, the current trend of business combinations and alliances in the telecommunications industry, including mergers between BOCs, between BOCs and other ILECs, and between major interexchange carriers and CLECs, may create significant new competitors for the Company. For example, Bell Atlantic has acquired the LECs owned by NYNEX and SBC, has acquired Southern New England Telephone and Pacific Telesis. In addition, SBC and Ameritech have agreed to merge, as have Bell Atlantic and GTE Corporation. On July 23, 1998, AT&T Corp. ('AT&T') announced that it had completed its acquisition of Teleport Communications Group Inc. ('TCG'), a competitor of the Company. In addition, AT&T and Tele-Communications, Inc. ('TCI'), a major cable operator, have announced their intent to merge, and have applied to the FCC for consent to the transfer of control of TCI to AT&T.


     The 1996 Act has increased and will continue to increase competition in the local telecommunications business. The 1996 Act requires all local exchange providers, including new entrants, to offer their services for resale and requires ILECs to offer their network facilities on an unbundled basis. Further, pursuant to the 1996 Act, ILEC services provided to end-users are required to be made available to other telecommunications carriers for resale at wholesale rates. There can be no assurance that any unbundled rates or facilities offered by ILECs to the Company will be available in a timely manner or will be economically attractive or technically viable. See 'Business -- Government Regulation -- Telecommunications Act of 1996.' These requirements facilitate entry by new competitors with reduced capital risk or investment. See
'Business -- Competition.'

     The recent World Trade Organization ('WTO') agreement on basic telecommunications services could increase the Company's competition for telecommunications services both domestically and internationally. Under this agreement, which became effective in 1998, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies. As part of the U.S. government's implementation of the WTO Agreement, the FCC has established new rules making it easier for foreign carriers to enter the U.S. telecommunications market. See 'Business -- Competition' and ' -- Government Regulation.'

DEPENDENCE ON INFORMATION BILLING SYSTEMS


     Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Information systems for the Company's business have historically been operated internally with limited reliance on third party vendors. As the Company continues to grow, the need for more sophisticated information systems will increase significantly. The Company has recently entered into agreements with certain vendors providing for the development and/or operation of back office systems including ordering, provisioning and billing systems. The failure of such vendors to perform their services in a timely and effective manner at acceptable costs could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operation -- Year 2000.'


DEPENDENCE ON SIGNIFICANT CUSTOMERS


     The Company has substantial business relationships with a few large customers, including the major long distance carriers. For the nine months ended September 30, 1998, the Company's top 10 customers accounted for 40.0% of the Company's combined revenues. The top 3 customers, which are IXCs, accounted for 27.9% of the combined revenues, and no other customer accounted for 5% or more of revenues. A significant reduction in the level of services the Company performs for any of these customers could have a material adverse effect on the Company's business, results of operations or financial condition. Some of the Company's customer arrangements are subject to termination on short notice and do not provide the Company with guarantees that service quantities will be maintained at current levels, and there can be no assurance that such customers will continue to purchase the same service quantity levels. The Company believes that certain IXCs are pursuing alternatives to their current practices with regard to obtaining local telecommunications services, including acquisition or construction of their own facilities. For example, on July 23, 1998, AT&T, a customer of the Company, announced that it had completed its acquisition of TCG, which is a CLEC that operates in several of the Company's service areas. This type of activity has accelerated as a result of the 1996 Act, which limits the authority of states to impose legal restrictions that have the effect of prohibiting a company, including an IXC, from providing any telecommunications service. In addition, the 1996 Act requires ILECs to unbundle their network facilities and to offer their services for resale by other companies at wholesale discounts. Accordingly, long distance carriers soon will be able to provide local service by reselling the facilities or services of an ILEC, which may be more cost-effective for an IXC than using the services of the Company or another CAP or CLEC. See 'Business -- Customers and Sales and Marketing.'


FEDERAL AND STATE REGULATION


     The Company is subject to Federal and state regulation. Existing Federal and state regulations, or new regulations that may be adopted by the FCC or state regulatory authorities may have a material adverse effect on the Company. In most states, the Company is subject to certification and tariff filing requirements with respect to intrastate services. Although many restrictions on the services that may be provided by the Company were eliminated as a result of the 1996 Act, which prohibits states from imposing legal restrictions that effectively prohibit the provision of any telecommunications service, states retain authority under the 1996 Act to impose on the Company and other telecommunications carriers competitively neutral requirements to preserve universal service, protect public safety, ensure quality of service and protect consumers. States are also responsible under the 1996 Act for mediating and arbitrating interconnection arrangements between CLECs and ILECs if the carriers fail to agree on such arrangements.



     In the past, the Company had been required to offer its interstate services pursuant to rates, terms, and conditions set forth in tariffs filed with the FCC. However, on June 19, 1997, the FCC issued a memorandum opinion and order granting the Company's request that the FCC forbear from imposing on the Company the tariff filing requirements of the Communications Act of 1934 (the 'Communications Act'), with respect to interstate access services offered by the Company. Following that favorable ruling on the Company's request, the Company has withdrawn its interstate access tariff and will now offer its interstate access services pursuant to contracts with each of its customers. The Company is still required to offer any interstate services other than interstate access services, including, for example, interstate and international long distance telephone service, pursuant to tariffs filed with the FCC.



     As a result of rules and policies implemented by the FCC, ILECs have been required to reduce the access charges paid by IXCs. Access charges are the fees which IXCs pay to LECs for the use of local exchange telecommunications facilities to originate and terminate interexchange (long distance) telephone calls. These mandatory reductions in the access charges of ILECs, including the RBOCs, may place downward pressure on the prices charged by the Company for access services which it provides to IXCs.



     Under the 1996 Act, the Company is subject to certain Federal regulatory obligations when it provides local exchange service in a market. All LECs, including CLECs, must interconnect with other carriers, make their services available for resale by other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. The Company is subject to requirements that the rates, terms, classifications and practices with respect to its interstate access service be just and reasonable and may not be unreasonably discriminatory. However, as a nondominant carrier, the Company's rates, terms, classifications and practices are presumed to be lawful. The Company's intrastate services, including local service and intrastate access, are subject to similar requirements under state laws. In addition, as a telecommunications carrier, the Company will be required to contribute to a fund to preserve universal service and to enable schools, libraries and rural health care centers to have access to telecommunications services and advanced information services at discounted prices.

     Pursuant to the requirements of the 1996 Act and the FCC's rules promulgated to implement the 1996 Act, the Company is required to compensate other LECs for termination of local exchange traffic originated by the Company. Conversely, the Company is entitled to receipt of compensation from other LECs when it terminates local exchange traffic originated by other LECs. This requirement is commonly referred to as reciprocal compensation. Several BOCs and other ILECs have taken the position that traffic terminated at the premises of Internet service providers should be considered to be interstate traffic rather than local traffic and that such traffic should not be subject to the reciprocal compensation obligation described above. Those LECs have asked state commissions and the FCC to reach the same conclusion. To date, every state commission which has considered the issue has concluded that traffic transported within a local exchange which is terminated at the premises of Internet service providers is local traffic and is subject to the reciprocal compensation requirement. The FCC has not yet addressed this issue with respect to local traffic originated by customers on a dial-up basis. A determination that such traffic is not local exchange traffic and is not subject to reciprocal compensation could reduce the level of compensation received by the Company for termination of local traffic originated by other LECs. See 'Business -- Government Regulation.'





GOVERNMENTAL AND OTHER AUTHORIZATIONS

     The development, expansion and maintenance of the Company's networks will depend on, among other things, its ability to obtain rights-of-way and any other required governmental authorizations and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In certain of the cities or municipalities where the Company provides network services, it pays license or franchise fees, usually based on a percentage of gross revenues or a rate per circuit. The 1996 Act permits municipalities to charge such fees only if they are competitively neutral and nondiscriminatory, but there can be no assurance that municipalities that presently favor a particular carrier, typically the ILEC, will conform their practices to the requirements of the 1996 Act in a timely manner or without legal challenge. Furthermore, there can be no assurance that certain cities or municipalities that do not now impose such fees will not seek to impose fees, nor can there be any assurance that, following the expiration of existing franchises, fees will remain at their current levels or that the franchises will be renewed. Some of the Company's franchise agreements also provide for increases or renegotiation of fees at intervals prior to the expiration thereof.

     In addition, the Company currently licenses capacity of, and plans in the future to enter into similar arrangements for, significant numbers of optical fibers from TW Cable. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.' There can be no assurance that municipalities which regulate TW Cable will not seek to impose additional franchise fees or otherwise charge TW Cable (subject to reimbursement by the Company) in connection with such licenses. There can also be no assurance that TW Cable or the Company will be able to obtain all necessary permits, licenses, conduit agreements or pole attachment agreements from governmental authorities or private rights-of-way providers necessary to effectuate future license transactions. As a result, there can be no assurance that the Company will be able to expand its existing networks or develop new networks successfully, which would have a material adverse effect on the Company's growth and financial condition.

     There can be no assurance that the Company will be able to utilize TW Cable's existing licenses, permits and rights-of-way or that it will be able to obtain the governmental licenses and permits and rights-of-way required to enter new markets on acceptable terms. The cancellation or non-renewal of existing permits, licenses or rights-of-ways, or the inability to obtain the permits, licenses or rights-of-ways to expand in accordance with its plans, could have a material adverse effect on the Company's business, results of operations and financial condition.

ACQUISITION RELATED RISKS


     The Company may, as part of its business strategy, acquire other businesses that will complement its existing business. Management is unable to predict whether or when any prospective acquisitions will occur or the likelihood of any material transactions being completed on favorable terms and conditions. The Company's ability to finance acquisitions may be constrained by, among other things, its high degree of leverage. The

Indenture significantly limits the Company's ability to make acquisitions and to incur indebtedness in connection with acquisitions. Such transactions commonly involve certain risks, including, among others:


      the difficulty of assimilating the acquired operations and personnel;



      the potential disruption of the Company's ongoing business and diversion of resources and management time;



      the possible inability of management to maintain uniform standards, controls, procedures and policies;



      the risks of entering markets in which the Company has little or no prior experience; and



      the potential impairment of relationships with employees or customers as a result of changes in management or business.



     There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance any acquisition and, if any acquisitions are made, that the acquired business will be successfully integrated into the Company's operations so that the acquired business will perform as expected. The Company has no definitive agreement with respect to any acquisition, although from time to time it has discussions with other companies, including affiliates of the Existing Stockholders, and assesses opportunities on an ongoing basis.


     The Company may also enter into joint venture transactions. These transactions present many of the same risks involved in acquisitions and may also involve the risk that other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with those of the Company. Joint venture partners may also be unable to meet their economic or other obligations, thereby forcing the Company to fulfill these obligations.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary from period to period. In addition, the Company's revenues are, and may continue to be, dependent upon certain significant customers and contracts and as a result, may vary from quarter to quarter. See ' -- Dependence on Significant Customers.'

CONTROL BY EXISTING STOCKHOLDERS; CONFLICTS OF INTEREST; POSSIBLE COMPETITION


     Immediately following the completion of the Offering, the Existing Stockholders, who will hold all outstanding shares of the Class B Common Stock,
representing approximately    % of the combined voting power of the Company's
outstanding Common Stock, generally will have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors. The Class B Common Stock is not subject to any mandatory conversion provisions other than pursuant to certain transfer restrictions nor are there any restrictions on the ability of the Existing Stockholders to acquire additional Class B Common Stock. The disproportionate voting rights of the Class B Common Stock relative to the Class A Common Stock may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by a majority of the holders of the Class A Common Stock. See 'Principal Stockholders,' 'Description of Capital Stock' and 'Certain Relationships and Related Transactions.'



     All of the Existing Stockholders are in the cable television business and may, now or in the future, provide services which are the same or similar to those provided by the Company. There is no restriction on the Existing Stockholders' ability to compete with the Company and no assurance can be given that the Existing Stockholders will not compete with the Company in its service areas or in the provision of certain telecommunications services. The Company is subject to certain restrictions on offering Residential Services and Content Services. See ' -- Limitations on Business Activity.' Although directors of the Company who are also directors, officers or employees of the Existing Stockholders or any of their respective affiliates have certain fiduciary obligations to the Company under Delaware law, such directors and the Existing Stockholders, as the controlling stockholders of the Company, are in positions that may create conflicts of interest with respect to certain business opportunities available to, and certain transactions involving, the Company. The Existing Stockholders have not adopted any special voting procedures to deal with such conflicts of interest, and there can be no assurance that any such conflict will be resolved in favor of the Company. The Company's restated certificate of incorporation (the 'Restated Certificate of Incorporation') provides for the allocation of corporate opportunities between the Company and the Existing Stockholders. A corporate opportunity offered to any person who is an officer, employee or director of the Company and/or an Existing Stockholder will belong to the entity in which such person is an officer or employee, unless such opportunity is expressly offered to such person primarily in his or her capacity as an officer, employee or director of the other entity. See 'Description of Capital Stock.'

LIMITATIONS ON BUSINESS ACTIVITY


     The Company is currently restricted from offering telecommunications services to residences and from providing content services to its customers. The Restated Certificate of Incorporation provides that the Company may not, directly or indirectly (through a subsidiary or affiliate of the Company), without the affirmative vote of all the holders of the Class B Common Stock:



      engage in the business of providing, offering, packaging, marketing, promoting or branding (alone or jointly with or as an agent for other parties) any wireline telecommunications services or other services (including data services) to residences (collectively, 'Residential Services'), or engage in the business of producing, packaging, distributing, marketing, hosting, offering, promoting, branding or otherwise providing entertainment, information or any other content services, whether fixed or interactive, or any services incidental thereto (but excluding acting solely as a carrier of video, audio or data of unaffiliated third parties by providing transport services, so long as the Company has no other direct or indirect pecuniary interest in the transmitted information or content) (collectively, 'Content Services'), in each case, until the earlier of (x) the date that is five years after the date of the filing of the Restated Certificate of Incorporation and (y) the date on which the holders of Class B Common Stock no longer represent at least 50% of the voting power of the outstanding Common Stock of the Company. See 'Description of Capital Stock.'



     Similar restrictions against using fiber capacity licensed from TW Cable under the Capacity License for Residential Services and Content Services extend for the 30-year term of such license. Accordingly, the Capacity License restrictions will apply after the restrictions in the Restated Certificate of Incorporation have terminated. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' Violations of the limitations on business activities of the Company contained in the Restated Certificate of Incorporation or the Capacity License may, subject to the cure period provided in the Capacity License, result in a termination of the Capacity License. Although management does not believe that the restrictions contained in the Restated Certificate of Incorporation or the Capacity License will materially affect its business and operations in the immediate future, the effect of such restrictions in the rapidly changing telecommunications industry cannot be predicted.


DISCONTINUANCE OF USE OF 'TIME WARNER' NAME


     Pursuant to a License Agreement (as defined) with TW, the Company is required to discontinue use of the 'Time Warner' name upon:



      expiration of the initial four year term or any renewal term of such agreement,



      TW's owning less than 30% of the Common Stock,



      TW having the right to nominate less than three nominees to the Board of Directors of the Company,



      the Company's non-compliance with the restrictions in the Restated Certificate of Incorporation regarding Residential Services and Content Services, or the transfer by an Existing Stockholder of its Class B Common Stock together with its rights to designate nominees to the Board of Directors under the Stockholders Agreement (as defined). See 'Certain Relationships and Related Transactions -- Stockholders Agreement.'



     Under such circumstances, the Company may change its name to TW Telecom Inc., and the Company will no longer have the right to use the 'Time Warner' name. Such name change, and the inability to use the 'Time Warner' name could have an adverse effect on the Company's ability to conduct its business and on its financial condition and results of operations. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'

NEED TO ADAPT TO TECHNOLOGICAL CHANGES

     The telecommunications industry has experienced, and is expected to continue to experience, rapid and significant changes in technology. While the Company believes that, for the foreseeable future, these changes will neither materially affect the continued use of fiber optic cable or digital switches and transmission equipment nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the Company's business and operations cannot be predicted. The Company believes that its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands on a competitive basis. There can be no assurance that the Company will obtain access to new technologies on a timely basis or on satisfactory terms. Any failure by the Company to obtain new technologies could have a material adverse effect on the Company's business, financial condition and results of operations. Also, alternative technologies may develop for the provision of services to customers. The Company may be required to select in advance one technology over another, but it will be impossible to predict with any certainty, at the time the Company is required to make its investment, which technology will prove to be the most economic, efficient or capable of attracting customer usage.

DEPENDENCE ON KEY PERSONNEL


     The Company's business is managed by a small group of key executive officers. The loss of the services of any of these key individuals could have an adverse impact on the Company. Although the senior executives of the Company have considerable experience in the telecommunications industry, they have not previously operated a public company. Moreover, Ms. Herda was appointed chief executive officer in June 1998, having previously served as Senior Vice President, Sales prior to that time. The Company has employment agreements with each of Ms. Herda, Messrs. Jones, Powers, Rayner, Blount, and Whinery and Ms. Rich. See 'Management -- Employment Agreements.' The Company does not carry key man life insurance on any of such personnel. The Company believes that its future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel. See 'Management.'


ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY


     Prior to the Offering, there has been no public market for the shares of Class A Common Stock. Although the Class A Common Stock is expected to be approved for quotation through the Nasdaq National Market, there can be no assurance that an active trading market for the Class A Common Stock will develop or will be sustained. The initial public offering price of the Class A Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price for the Class A Common Stock following the Offering. There can be no assurance that future market prices for the Class A Common Stock will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The market prices of securities of growth companies similar to the Company have historically been highly volatile. Future announcements on matters concerning the Company or its competitors, including quarterly results, technological innovations, mergers or strategic alliances, new services or government legislation or regulation, may have a significant effect on the market price of the Class A Common Stock. In addition, in recent years the market for the stock of technology, communications and computer companies has been highly volatile with large price and volume fluctuations, particularly for companies with relatively small capitalizations. These fluctuations have had a substantial effect on the market prices for the stock of many technology, communications and computer companies, often unrelated to the operating performance of the specific companies. See 'Underwriters.'


SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, there will be    shares of Class A Common
Stock outstanding and    shares of Class B Common Stock outstanding (all of
which are convertible into Class A Common Stock on a share for share basis). Except in certain circumstances, shares of Class B Common Stock are not transferable without their conversion into shares of Class A Common Stock. See 'Certain Relationships and Related Transactions -- Stockholders Agreement.' The shares of Class A Common Stock sold in the Offering will be eligible for immediate sale in the public market without restriction by persons other than 'affiliates' of the Company. The remaining shares of Class A Common Stock (including any shares into which shares of Class B

Common Stock are convertible) are 'restricted securities' within the meaning of the Securities Act, and may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemptions contained in Rule 144 under the Securities Act. The Company has reserved for issuance shares (subject to adjustment based on the size of the Offering) of Class A
Common Stock upon the exercise of stock options      of which are outstanding as
a result of Newco's assumption of TWT LLC's outstanding options in connection with the Reconstitution. See 'Management -- Stock Option Plan.'



     Each of the Company, its directors and executive officers and the Existing Stockholders has agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not, during the period ending 180 days after the date of this Prospectus, offer, pledge, sell, contract to sell or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock. See 'Underwriters.' Thereafter, no assurance can be given that holders of the Class B Common Stock will not decide, based upon then prevailing market and other conditions, to convert their Class B Common Stock to Class A Common Stock and to dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the Securities Act or pursuant to the registration rights contained in the Stockholders Agreement. See 'Certain Relationships and Related
Transactions -- Stockholders Agreement.'


     No predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the shares of Class A Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See 'Principal Stockholders.'

SUBSTANTIAL AND IMMEDIATE DILUTION

     Purchasers of the Class A Common Stock offered hereby will incur immediate and substantial dilution in pro forma net tangible book value per share. See 'Dilution.'

ABSENCE OF DIVIDENDS


     The Company plans to retain all its net earnings, if any, for investment in its business and does not currently intend to pay dividends on its capital stock. The Board of Directors of the Company in its discretion determines the times and amounts in which dividends may be declared and paid on the Company's capital stock. The Indenture limits and may effectively prevent the Company from paying dividends. See 'Dividend Policy.'

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of    shares
of Class A Common Stock in the Offering are estimated to be approximately $
million (approximately $   million if the U.S. Underwriters' over-allotment
option is exercised in full), assuming an initial public offering price of $
per share, the midpoint of the range set forth on the cover page of this Prospectus, after deducting estimated underwriting discounts and commissions and
other expenses of approximately $         payable by the Company.



     The Company intends to use up to $     million of the net proceeds of the
Offering to repay outstanding subordinated indebtedness (aggregating approximately $173.8 million as of November 30, 1998) to the Parent Companies, and the remainder will be used for general corporate and working capital purposes, which may include acquisitions and joint ventures. Pending such uses, the net proceeds of the Offering will be invested in short-term, money market instruments. This indebtedness bears interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time, and matures on August 15, 2008, one month after the maturity of the Notes.



     The Company, from time to time, evaluates potential acquisitions of, and joint ventures relating to, networks currently owned and operated by other companies, including affiliates of the Existing Stockholders, and expects to continue to do so. In the event the Company enters into a definitive agreement with respect to any acquisition or joint venture, it may require additional financing or it may elect to use a portion of the proceeds of the Offering or the proceeds from the sale of the Notes not theretofore expended for other purposes.



     The Company expects that the net proceeds of the Offering after repayment of subordinated indebtedness to the Parent Companies, together with the net proceeds received from the sale of the Notes and internally generated funds, will provide sufficient funds for the Company to expand its business as currently planned, pay interest on the Notes and to fund its currently expected losses through the second quarter of 2000. Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's future capital requirements. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries, vendor financing or other financing arrangements. At a future date, the Company may negotiate a bank credit facility to provide it with working capital and enhance its financial flexibility. There can be no assurance that such financing will be available on terms acceptable to the Company or at all. The issuance by the Company of additional equity securities could cause substantial dilution of the interest in the Company of purchasers of shares of Class A Common Stock offered hereby.


                                DIVIDEND POLICY


     The Company intends to retain future earnings, if any, to finance its growth strategy and the development and expansion of its networks and operations and, therefore, does not anticipate paying any dividends in the foreseeable future. The decision whether to pay dividends will be made by the Company's Board of Directors in light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors. In addition, the Indenture contains covenants that limit and may effectively prevent the Company from paying dividends on the Common Stock. See 'Risk Factors -- Absence of Dividends.'

                               THE RECONSTITUTION



     Newco was recently formed to conduct the Offering and to become the successor to both of TWT LLC and TWT Inc. TWT LLC was formed in connection with the Reorganization. The Reorganization took place on July 14, 1998. TWT Inc. was formed solely for the purpose of serving as co-obligor of the Notes. The business of developing and operating local telecommunications networks in the Company's 19 service areas has been conducted through its 14 operating subsidiaries. In connection with the Reorganization, the Existing Stockholders received all the limited liability company interests of TWT LLC. These interests were exchanged in connection with the Reconstitution for all the outstanding Class B Common Stock of Newco. The Reconstitution resulted in a one-time non-recurring $36.2 million charge to earnings, recognized by the Company upon the Reconstitution date, to record a net deferred tax liability associated with the change from a limited liability company to a corporation.



     The Company's authorized capital includes two classes of Common Stock, Class A Common Stock and Class B Common Stock, which will be identical in all respects except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders and except that certain matters require the approval of 100% of the outstanding Class B Common Stock, voting separately as a class, and certain other matters require the approval of a majority of the outstanding Class A Common Stock, voting separately as a class. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. See 'Description of Capital Stock' and 'Principal Stockholders.'



     Set forth below is the organizational structure of the Company immediately following the Offering:



                                 [CHART]

------------

(1) Assumes    shares of Class A Common Stock are issued in the Offering and
    excludes (i)    shares of Class A Common Stock issuable pursuant to the U.S.
    Underwriters' over-allotment option and (ii) approximately   shares of
    Class A Common Stock issuable upon the exercise of stock options that were assumed by Newco in connection with the Reconstitution but are not immediately exercisable. See 'Management -- Stock Option Plan.'



(2) Consisting of Class B Common Stock. On a pro forma basis assuming   shares
    of Class A Common Stock are issued in the Offering, TW, MediaOne and
    Newhouse would hold Class B Common Stock representing   %,   % and   % of
    the voting power, respectively.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1998, as adjusted to reflect (a) the issuance and sale of the shares of Class A Common Stock offered hereby by the Company (based on an
assumed public offering price of $   per share, the midpoint of the range set
forth on the cover page of this Prospectus) and the application of the net
proceeds therefrom to repay $   million of subordinated indebtedness to the
Parent Companies (assuming the U.S. Underwriters' over-allotment option is not exercised) and (b) the Reconstitution, including a reduction in stockholders' equity resulting from a one-time non-recurring $36.2 million charge to earnings, recognized by the Company upon the Reconstitution date, to record a net deferred tax liability associated with the change from a limited liability company to a corporation. See 'Use of Proceeds' and 'The Reconstitution.' This table should be read in conjunction with 'Selected Financial and Other Operating Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.



                                                                                       AS OF SEPTEMBER 30, 1998
                                                                                  -----------------------------------
                                                                                                    AS ADJUSTED
                                                                                               FOR THE RECONSTITUTION
                                                                                   ACTUAL         AND THE OFFERING
                                                                                  ---------    ----------------------
Cash and cash equivalents......................................................   $ 203,258          $
                                                                                  ---------        ------------
                                                                                  ---------        ------------
Marketable securities..........................................................   $ 188,430          $
                                                                                  ---------        ------------
                                                                                  ---------        ------------
Long-term debt:
     Notes.....................................................................   $ 400,000          $  400,000
     Subordinated loans payable to the Parent Companies(1).....................     171,597
                                                                                  ---------        ------------
           Total long-term debt................................................     571,597             400,000

Stockholder's equity (deficit):
     Class A Common Stock, $.01 par value;    shares authorized, and
        shares issued and outstanding on a pro forma basis,
        respectively(2)........................................................
     Class B Common Stock, $   par value;    shares authorized,    and
        shares issued and outstanding on a pro forma basis, respectively.......
          Contributed capital..................................................     555,807
          Accumulated deficit prior to the Reconstitution......................    (299,340)
                                                                                  ---------        ------------
            Total Class B Common Stock.........................................     256,467
          Accumulated Deficit..................................................     (24,490)            (60,663)
                                                                                  ---------        ------------
Total stockholders' equity.....................................................     231,977
                                                                                  ---------        ------------
            Total capitalization...............................................   $ 803,574          $
                                                                                  ---------        ------------
                                                                                  ---------        ------------

------------

(1) As of September 30, 1998, the Company had outstanding approximately $171.6 million of indebtedness to the Parent Companies, all of which is subordinated in right of payment to the Notes. This indebtedness bears interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time, and matures on August 15, 2008, one month after the maturity of the Notes. The Indenture provides that such subordinated indebtedness may be repaid prior to maturity with the net proceeds of any offering of common stock or equivalent interests of the Company, including the Offering. Such indebtedness was approximately $173.8 million at November 30, 1998.



(2) Assumes      shares of Class A Common Stock are issued in the Offering and
    excludes (i)    shares of Class A Common Stock issuable pursuant to the U.S.
    Underwriters' over-allotment option and (ii) approximately      shares of
    Class A Common Stock issuable upon the exercise of stock options that were assumed by Newco in connection with the Reconstitution but are not immediately exercisable. See 'Management -- Stock Option Plan.'

                                    DILUTION


     The pro forma net tangible book value of the Company as of September 30,
1998 was $   million, or $   per share of Class A Common Stock. Pro forma net
tangible book value per share is determined by dividing the tangible net worth of the Company (total assets less intangible assets and total liabilities) by the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding, assuming the Reconstitution and the Offering had taken place on
September 30, 1998. After giving effect to the sale of the    shares of Class A
Common Stock offered hereby (at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this Prospectus) and the receipt and application of the net proceeds therefrom, pro forma net tangible book value of the Company as of September 30, 1998, would
have been approximately $   million, or $   per share. This represents an
immediate                in pro forma net tangible book value of $   per share
to the Existing Stockholders of the Company and an immediate dilution in pro
forma net tangible book value of $   per share to purchasers of Class A Common
Stock in the Offering. The following table illustrates this per share dilution:



Initial public offering price per share..............................................             $
Pro forma net tangible book value per share at September 30, 1998(1).................
Increase in pro forma net tangible book value per share attributable to purchasers in the Offering.......................................................................
                                                                                        ------
Pro forma net tangible book value per share after the Offering.......................
                                                                                                  ------
Dilution in pro forma net tangible book value per share to purchasers of Class A
  Common Stock in the Offering(2)....................................................             $
                                                                                                  ------
                                                                                                  ------

----------

(1) Pro forma net tangible book value per share at September 30, 1998, includes
           .



(2) Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the initial public offering price per share.



                            ------------------------
     The following table summarizes, on a pro forma basis, as of September 30, 1998, the numbers of shares purchased, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the Existing Stockholders and the purchasers of Class A Common Stock in the Offering, at the
initial public offering price of $   per share (the midpoint of the range set
forth on the cover page of this Prospectus), before deducting estimated Offering
expenses of $         and underwriting discounts and commissions:



                                                                                   TOTAL
                                                        SHARES PURCHASED       CONSIDERATION       AVERAGE
                                                        -----------------    -----------------      PRICE
                                                        NUMBER    PERCENT    AMOUNT    PERCENT    PER SHARE
                                                        ------    -------    ------    -------    ---------
Existing Stockholders................................                   %    $               %     $
Purchasers of Class A Common Stock in the Offering...
                                                        ------    -------    ------    -------    ---------
     Total...........................................              100.0%    $          100.0%     $
                                                        ------    -------    ------    -------    ---------
                                                        ------    -------    ------    -------    ---------

------------------

     The foregoing calculations assume       shares of Class A Common Stock are
issued in the Offering and exclude an aggregate of: (i)    shares of Class A
Common Stock issuable pursuant to the U.S. Underwriters' overallotment option,
(ii) approximately    shares of Class A Common Stock issuable upon the exercise
of stock options that were assumed by Newco in connection with the
Reconstitution but not immediately exercisable and (iii)    additional shares of
Class A Common Stock reserved for awards under the Company's stock option plan. See 'Management -- Stock Option Plan.'

              SELECTED COMBINED FINANCIAL AND OTHER OPERATING DATA



     The selected statement of operations data for the years ended December 31, 1995, 1996 and 1997, and the selected balance sheet data as of December 31, 1996 and 1997, are derived from, and are qualified by reference to, the financial statements of the Company, including the notes thereto, audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Prospectus. The selected statement of operations data for the year ended December 31, 1994 and the selected balance sheet data as of December 31, 1994 and 1995 have been derived from audited financial statements of the Company not included herein. The selected statement of operations data for the year ended December 31, 1993 and for the nine months ended September 30, 1998 and 1997, and the selected balance sheet data as of December 31, 1993 and as of September 30, 1998 have been derived from the Company's unaudited internal financial statements, which in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations and financial position. Operating results for the nine months ended September 30, 1998 and 1997 are not necessarily indicative of results that may be expected for the full year. The pro forma other operating data have been derived from the accounting records of the Company and have not been audited. The financial statements of the Company for all periods prior to the Reorganization that occurred on July 14, 1998 reflect the 'carved out' historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunications operations of the Parent Companies, as if they had been operating as a separate company. The selected financial and other operating data set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.



                                                                                                       NINE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                             SEPTEMBER 30,
                                 ---------------------------------------------------------------     ----------------------
                                   1993         1994         1995          1996          1997          1997         1998
                                 --------     --------     ---------    -----------    ---------     --------     ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Dedicated transport
      services................   $  1,913     $  2,169     $   6,505    $    20,362    $  44,529     $ 29,742     $  57,871
    Switched services.........         --           --           350          3,555       10,872        7,015        23,910
                                 --------     --------     ---------    -----------    ---------     --------     ---------
        Total revenues........      1,913        2,169         6,855         23,917       55,401       36,757        81,781
                                 --------     --------     ---------    -----------    ---------     --------     ---------
Costs and expenses:
    Operating (1).............      3,219       10,454        15,106         25,715       40,349       28,050        46,341
    Selling, general and
      administrative (1)......      7,035       26,066        34,222         60,366       54,640       39,000        55,294
    Depreciation and
      amortization (1)........        578        1,213         7,216         22,353       38,466       27,866        36,804
                                 --------     --------     ---------    -----------    ---------     --------     ---------
        Total costs and
          expenses............     10,832       37,733        56,544        108,434      133,455       94,916       138,439
                                 --------     --------     ---------    -----------    ---------     --------     ---------
Operating loss................     (8,919)     (35,564)      (49,689)       (84,517)     (78,054)     (58,159)      (56,658)
Gain on disposition of
  investments (2).............         --           --            --             --       11,018       11,018            --
Equity in losses of
  unconsolidated affiliates...       (392)      (1,611)       (1,391)        (1,547)      (2,082)      (1,722)          (16)
Interest income...............         --           --            --             --           --           --         4,069
Interest and other, net (1)...        (81)          (3)          (25)           (52)      (1,538)        (359)      (15,808)
                                 --------     --------     ---------    -----------    ---------     --------     ---------
Net loss......................   $ (9,392)    $(37,178)    $ (51,105)   $   (86,116)   $ (70,656)    $(49,222)    $ (68,413)
                                 --------     --------     ---------    -----------    ---------     --------     ---------
                                 --------     --------     ---------    -----------    ---------     --------     ---------
Basic and diluted loss per
  common share................
                                 --------     --------     ---------    -----------    ---------     --------     ---------
                                 --------     --------     ---------    -----------    ---------     --------     ---------

Average common shares
  outstanding.................
                                 --------     --------     ---------    -----------    ---------     --------     ---------
                                 --------     --------     ---------    -----------    ---------     --------     ---------
OTHER OPERATING DATA:
EBITDA (3)....................   $ (8,341)    $(34,351)    $ (42,473)   $   (62,164)   $ (39,588)    $(30,293)    $ (19,854)
EBITDA Margin (4).............     (436.0)%   (1,583.7)%      (619.6)%       (259.9)%      (71.5)%      (82.4)%       (24.3)%
Capital expenditures..........      7,154       50,293       141,479        144,815      127,315       72,964        87,116
Cash provided (used) by
  operations..................     (3,100)     (14,873)      (35,605)       (52,274)     (29,419)     (39,236)        3,327
Cash used in investing
  activities..................    (10,656)     (52,632)     (145,293)      (149,190)    (120,621)     (65,936)     (275,546)
Cash provided by financing
  activities..................     13,756       67,505       180,898        201,464      150,040      105,172       475,477
Pro forma interest expense,
  net (5)(6)..................
Pro forma net loss (5)........
Pro forma basic and diluted
  loss per common share (5)...
Pro forma average common
  shares outstanding (5)......


                                                        (footnotes on next page)

                                                   AS OF DECEMBER 31,                           AS OF
                                 -------------------------------------------------------    SEPTEMBER 30,
                                  1993       1994        1995        1996        1997           1998
                                 -------    -------    --------    ---------   ---------    -------------
    OPERATING DATA (7):
    Operating Networks........         3          8          15           18          19             19
    Route miles...............       168        880       3,207        5,010       5,913          6,500
    Fiber miles...............     5,820     24,995     116,286      198,490     233,488        252,503
    Voice grade equivalent
      circuits................        --     39,002     158,572      687,001   1,702,431      2,478,518
    Digital telephone
      switches................        --         --           1            2          14             16
    Employees.................        78        239         508          673         714            858
    Access lines..............        --         --         493        2,793      16,078         54,438



                                                                                                 AS OF
                                                                                             SEPTEMBER 30,
                                                    AS OF DECEMBER 31,                           1998
                                 --------------------------------------------------------    -------------
                                   1993       1994        1995        1996        1997          ACTUAL
                                 --------    -------    --------    --------    ---------    -------------
    BALANCE SHEET DATA:
    Cash and cash
      equivalents.............   $     --    $    --    $     --    $     --    $     --       $ 203,258
    Marketable securities.....                    --          --          --          --         188,430
    Property, plant and
      equipment, net..........      5,364     53,139     199,005     323,161     415,158         464,989
    Total assets..............     10,129     60,604     214,963     341,480     438,077         910,193
    Long-term debt (8)........         --         --          --          --      75,475         571,597
    Total stockholders'
      equity..................      4,856     33,749     179,589     294,937     300,390         231,977

------------

(1) Includes expenses resulting from transactions with affiliates of $168,000 in 1993, $1.9 million in 1994, $6.5 million in 1995, $11.0 million in 1996,
    $15.3 million in 1997 and $12.4 million and $20.3 million in the nine months ended September 30, 1997 and 1998, respectively.


(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area, whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.





(3) 'EBITDA' is defined as operating income (loss) before depreciation and amortization expense. It does not include charges for interest expense or provisions for income taxes. Accordingly, EBITDA is not intended to replace operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. Rather, EBITDA is a measure of operating performance and liquidity that should be considered in addition to those measures. The Company believes that EBITDA is a standard measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. However, EBITDA as used herein may not be comparable to similarly titled measures reported by other companies.



(4) EBITDA Margin represents EBITDA as a percentage of revenues.



(5) The pro forma statement of operations data for the nine months ended September 30, 1998 and for the year ended December 31, 1997 give effect to the Reconstitution, the Offering and the sale of the Notes as if they had occurred at the beginning of 1997. Such pro forma amounts are presented for informational purposes only and are not necessarily indicative of the actual amounts that would have been reported if the transactions had been consummated at such date, nor are they necessarily indicative of future results. The pro forma data excludes a one-time non-recurring $36.2 million charge to earnings, recognized by the Company upon the Reconstitution date, to record a net deferred tax liability associated with the change from a limited liability company to a corporation.



(6) Pro forma interest expense gives effect to (a) the issuance of $400.0 million principal amount of the Notes at an interest rate of 9.75% at the
    beginning of the respective periods and (b) the use of $     million of the
    net proceeds from the Offering to repay $     million of subordinated
    indebtedness to the Parent Companies, as if such transactions had occurred at the beginning of 1997, assuming approximately 4% of the interest on the Notes would have been capitalized under FASB Statement No. 34, 'Capitalization of Interest Costs.' In addition, pro forma interest expense includes $1.25 million and $937,500 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively, relating to the amortization of approximately $12.5 million of debt issuance costs over a ten-year period.



(7) Includes all managed properties including unconsolidated affiliates (MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks). Albany and Binghamton were wholly owned at December 31, 1997.


                                              (footnotes continued on next page)

(8) As of September 30, 1998, long-term debt consisted of (a) $400.0 million principal amount of the Notes and (b) $171.6 million principal amount of subordinated loans payable to the Parent Companies. All such indebtedness to the Parent Companies pays interest in kind at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time, is expressly subordinated to the Notes and matures one month following the maturity of the Notes. As of November 30, 1998, $173.8 million of subordinated loans payable to the Parent Companies was outstanding. The Company anticipates utilizing the proceeds of the Offering to repay up to million of indebtedness to the Parent Companies, as well as for general corporate and working capital purposes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business and related financing, includes forward-looking statements that involve risk and uncertainties. See 'Risk Factors' for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

OVERVIEW

     The Company is a leading facilities-based CLEC in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by TW Cable and reflects the combined commercial telecommunications operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of TW and TWE-A/N that were each acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE. All intercompany accounts and transactions between the combined entities have been eliminated.


     In connection with the Reorganization, the assets and liabilities of the Company's business were contributed to TWT LLC by the Parent Companies and in connection therewith, the Existing Stockholders received all of the limited liability company interests of TWT LLC. These interests were exchanged in connection with the Reconstitution for all of the outstanding Class B Common Stock of Newco. The Company accounted for the Reorganization and the Reconstitution at each of the Existing Stockholders' historical cost basis of accounting and, except as noted below, the Reorganization and the Reconstitution had no effect on the Company's total stockholders' equity which has been presented on a consistent basis.



     The primary change to the Company's operating structure following the Reconstitution is that the management of the Company becomes directly accountable to the Board of Directors, instead of to the management committee of TWT LLC. In addition, all future net operating loss carryforwards can be utilized against future earnings of the Company, concurrent with the change in the Company's operating and legal structure from a limited liability company to a corporation, whereas prior to the Reconstitution, all net operating loss carryforwards were allocated to and utilized primarily by TW and its affiliates. The Company has not, and will not, be compensated for such losses. Also, in connection with the Reconstitution, the Company recognized a one-time non-recurring charge to earnings of approximately $36.2 million, to record a net deferred tax liability associated with the change from a limited liability company to a corporation.



     The majority of the Company's revenues have been derived from the provision of 'private line' and 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 service areas as of September 30, 1998, management expects that a growing portion of its revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and Internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through network facilities access and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable. As of September 30, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,500 route miles, contained 252,503 fiber glass miles and offered service to 3,463 buildings. The Company's 19 service areas include 18 networks that are wholly owned and one that is owned through a 50% joint venture and is not combined with the Company's financial results. The Company's combined revenues were $55.4 million for the year ended December 31, 1997 and $81.8 million for the nine months ended September 30, 1998. As of September 30, 1998, the Parent Companies had invested $555.8 million in equity and $171.6 million in debt in the Company.



     The Company's revenues have been derived primarily from business telephony services, including dedicated transmission, local switched, long distance, data and video transmission services and certain Internet services. Since its inception in 1993, the Company has experienced significant growth in revenues and in the geographic scope of its operations. Management believes an increasing portion of the Company's future growth will come from the provision of local switched services as a result of the 16 switches deployed as of September 30, 1998. The Company believes that switched services provide the opportunity for higher profit margins and better utilization of capital investment than those expected from transport services. The shift of the revenue growth to switched services may cause the Company's revenues to become less predictable since a portion of such services are billed to customers on a usage basis. Dedicated transport customers are typically billed a flat monthly rate which produces a less variable stream of revenues for the Company. Furthermore, it is expected that the growth in the switched service offerings will expand the Company's customer base by making more services available to customers that are generally smaller than those who purchase dedicated transport services. These smaller customers are also expected to be the principal users of the Company's long distance services (which were launched in the third quarter of 1998) and Internet resale services. The Company expects to experience a higher churn rate for these customers than it has traditionally experienced with transport services. The Company intends to minimize this churn for long distance services to smaller customers by offering such service under minimum one-year contracts.



     The Company plans to expand its revenue base by fully utilizing available network capacity in its existing markets and by continuing to develop and selectively tailor new services in competitively-priced packages to meet the needs of its medium- and large-sized business customers. The Company plans on selectively entering new markets and intends to have networks under construction or operational in 3 additional cities by the end of 1999.



     Operating expenses consist of costs directly related to the operation and maintenance of the networks and the provision of the Company's services. This includes the salaries and related expenses of operations and engineering personnel as well as costs from the ILECs and other competitors for facility leases and interconnection. These costs have increased over time as the Company has increased its operations and revenues. It is expected that these costs will continue to increase, but at a slower rate than revenue growth.



     Selling, general and administrative expenses consist of salaries and related costs for employees other than those involved in operations and engineering. Such expenses also include costs related to non-technical facilities, sales and marketing, regulatory and legal costs. These costs have increased over time as the Company has increased its operations and revenues. The Company expects these costs to continue to increase as the Company's revenue growth continues, but at a slower rate than revenue growth.



     In the normal course of conducting its businesses, the Company engages in various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, result in reasonable allocations. In connection with the Reorganization, the Company entered into several contracts with the Parent Companies in respect of certain of these transactions. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.' The Company's selling, general and administrative expenses include charges allocated from the Parent Companies for certain general and administrative expenses, primarily including office rent and overhead charges for various administrative functions performed by TW Cable. These charges are required to reflect all costs of doing business and are based on various methods, which management believes result in reasonable allocations of such costs that are necessary to present the Company's operations as if they are operated on a stand alone basis. In addition, the Company licenses the right to use the majority of its fiber optic cable capacity from TW Cable and reimburses it for facility maintenance and pole rental costs. These costs are included in the Company's operating expense. Finally, effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with loans from the Parent Companies. These loans are subordinated in right of payment to the Notes, bear interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time-to-time and mature on August 15, 2008. The Company believes that this rate is comparable to rates that could have been obtained from unrelated third parties. The Parent Companies and the Existing Stockholders are not under any obligation to make additional equity investments in or loans to the Company.

     The Company expects that the net proceeds of the Offering, after repayment
of up to $   million of subordinated indebtedness to the Parent Companies, together with the net proceeds received from the sale on July 21, 1998, of $400.0 million principal amount of Notes and internally generated funds, will provide sufficient funds for the Company to expand its business as currently planned, pay interest on the Notes and to fund its currently expected working capital needs through the second quarter of 2000. Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated.



     The Company has not historically, and does not currently, generate positive operating cash flow. However, for the nine months ended September 30, 1998, 16 of the Company's 19 service areas generated positive operating cash flow and the Company, as a whole, expects to begin generating positive operating cash flow by the second quarter of 1999. The following comparative discussion of the results of financial condition and results of operations of the Company includes an analysis of changes in revenues and operating income (loss) before depreciation and amortization expense ('EBITDA'). EBITDA does not include charges for interest expense or provisions for income taxes. Accordingly, EBITDA is not intended to replace operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. Rather, EBITDA is a measure of operating performance and liquidity that should be considered in addition to those measures. The Company believes that EBITDA is a standard measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. However, EBITDA as used herein may not be comparable to similarly titled measures reported by other companies.


     The Company has had and will continue to have significant capital expenditures. These expenditures pertain to the historical construction and expansion of the networks and to the future expansion of the existing networks as well as the construction of new networks.

RESULTS OF OPERATIONS


     The following table sets forth certain combined statement of operations data of the Company, in thousands of dollars and expressed as a percentage of revenues, for each of the periods presented. This table should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus:



                                                                                                        NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                                     SEPTEMBER 30,
                           -------------------------------------------------------------     -------------------------------------
                                 1995                  1996                  1997                  1997                  1998
                           -----------------     -----------------     -----------------     -----------------     ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
    Dedicated transport
      services...........  $  6,505     94.9%    $ 20,362     85.1%    $ 44,529     80.4%    $ 29,742     80.9%    $ 57,871   70.8%
    Switched services....       350      5.1        3,555     14.9       10,872     19.6        7,015     19.1       23,910   29.2
                           --------   ------     --------   ------     --------   ------     --------   ------     --------  ------
        Total revenues...     6,855    100.0       23,917    100.0       55,401    100.0       36,757    100.0       81,781  100.0
Costs and expenses:
    Operating (1)........    15,106    220.4       25,715    107.5       40,349     72.8       28,050     76.3       46,341   56.7
    Selling, general and
      administrative
      (1)................    34,222    499.2       60,366    252.4       54,640     98.6       39,000    106.1       55,294   67.6
    Depreciation and
      amortization (1)...     7,216    105.3       22,353     93.5       38,466     69.4       27,866     75.8       36,804   45.0
                           --------   ------     --------   ------     --------   ------     --------   ------     --------  ------
        Total costs and
          expenses.......    56,544    824.9      108,434    453.4      133,455    240.8       94,916    258.2      138,439  169.3
Operating loss...........   (49,689)  (724.9)     (84,517)  (353.4)     (78,054)  (140.8)     (58,159)  (158.2)     (56,658) (69.3)
Gain on disposition of
  investments (2)........        --       --           --       --       11,018     19.9       11,018     30.0           --     --
Equity in losses of
  unconsolidated
  affiliates.............    (1,391)   (20.3)      (1,547)    (6.5)      (2,082)    (3.8)      (1,722)    (4.7)         (16)    --
Interest income..........        --       --           --       --           --       --           --       --        4,069    4.9
Interest and other, net
  (1)....................       (25)     (.3)         (52)     (.2)      (1,538)    (2.8)        (359)    (1.0)     (15,808) (19.3)
                           --------   ------     --------   ------     --------   ------     --------   ------     --------  ------
Net loss.................  $(51,105)  (745.5)%   $(86,116)  (360.1)%   $(70,656)  (127.5)%   $(49,222)  (133.9)%   $(68,413) (83.7)%
                           --------   ------     --------   ------     --------   ------     --------   ------     --------  ------
                           --------   ------     --------   ------     --------   ------     --------   ------     --------  ------
Basic and diluted loss
  per common share.......
Average common shares
  outstanding............
EBITDA...................  $(42,473)  (619.6)%   $(62,164)  (259.9)%   $(39,588)   (71.5)%   $(30,293)   (82.4)%   $(19,854) (24.3)%

------------

(1) Includes expenses resulting from transactions with affiliates of $6.5 million in 1995, $11.0 million in 1996 and $15.3 million in 1997 and $12.4 million and $20.3 million in the nine months ended September 30, 1997 and 1998, respectively.



(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area (the 'Hyperion Partnerships'), whereby it sold its interests in the partnerships serving the Buffalo and Syracuse


                                              (footnotes continued on next page)

(footnotes continued from previous page)

    markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company (collectively, the 'Hyperion Transactions'). In connection with these transactions, the Company recognized a gain of approximately $11.0 million.



NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997



     Revenues. Revenues increased $45.0 million, or 122.5%, to $81.8 million for the nine months ended September 30, 1998, from $36.8 million for the same period in 1997. Revenues from the provision of dedicated transport services increased $28.2 million, or 94.6%, to $57.9 million for the nine months ended September 30, 1998, from $29.7 million for the same period in 1997. Revenues from dedicated transport services increased 93.8% in those markets in which dedicated transport services were offered as of September 30, 1997. Switched service revenue increased $16.9 million, or 240.8%, to $23.9 million for the nine months ended September 30, 1998, from $7.0 million for the same period in 1997. Switched services revenues increased 190.6% in those markets in which switched services were offered as of September 30, 1997. The increase in revenues from dedicated transport services primarily reflects growth of services and new products offered in existing markets. The increase in switched services resulted from the offering of services in new markets and the growth of services in existing markets. At September 30, 1998, the Company offered dedicated transport services in 19 metropolitan areas, 16 of which also offered switched services, as compared to offering dedicated transport services in 18 metropolitan areas, 10 of which also offered switched services at September 30, 1997.



     Operating Expenses. Operating expenses increased $18.2 million, or 65.2%, to $46.3 million for the nine months ended September 30, 1998, from $28.1 million for the same period in 1997. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, and the ongoing development of existing markets resulting in higher LEC charges for circuit leases and interconnection, higher technical personnel costs, and higher data processing costs. As a percentage of revenues, operating expenses decreased to 56.7% in 1998 from 76.3% for the same period in 1997.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $16.3 million, or 41.8%, to $55.3 million for the nine months ended September 30, 1998, from $39.0 million for the same period in 1997. The increase in selling, general and administrative expenses was primarily attributable to higher direct sales costs associated with the increase in revenues, an increase in consulting expenses relating to local regulatory matters, implementing new billing and system software, higher property taxes and moving costs related to consolidating the corporate office into one building. As a percentage of revenues, selling, general and administrative expenses decreased to 67.6% in 1998 from 106.1% for the same period in 1997.



     Depreciation and Amortization Expense. Depreciation and amortization expense increased $8.9 million, or 32.1%, to $36.8 million for the nine months ended September 30, 1998, from $27.9 million for the same period in 1997. The increase in depreciation and amortization expense was primarily attributable to higher capital expenditures related to the ongoing construction and expansion of the Company's telecommunications networks in both 1997 and 1998. As a percentage of revenues, depreciation and amortization expenses decreased to 45.0% in 1998, from 75.8% for the same period in 1997.



     EBITDA. The EBITDA loss for the nine months ended September 30, 1998 decreased $10.4 million, or 34.5%, to $19.9 million in 1998, from a loss of $30.3 million for the same period in 1997. This improvement was primarily the result of increased revenues due to the Company's expansion of local telecommunications networks in new and existing markets and growth of the Company's customer base, partially offset by higher operating expenses in support of the larger customer base, and higher selling, general and administrative expenses required to support the expansion.



     Interest Expense. Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with loans from the Parent Companies. On July 21, 1998, the Company issued $400.0 million in Notes. Interest expense relating to these loans and Notes totaled $15.8 million for the nine months ended September 30, 1998, an increase of $15.4 million compared to the same period in 1997.



     Income Taxes. On a pro forma basis, had the Company been operating as a corporation on a stand-alone basis, for the nine months ended September 30, 1998, net income tax benefits would have increased $10.2 million, or 59.0%, to $27.5 million, from $17.3 million for the same period in 1997. The net income tax benefits would have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. On a pro forma basis, had the Company been operating as a corporation on a stand alone basis, the Company would have had net operating loss carryforwards. However, the Company, which operated as a partnership for tax purposes during the periods presented herein, has no net operating loss carryforwards for tax purposes because such losses were primarily allocated to and utilized by TW and its affiliates. The Company has not, and will not, be compensated for such losses.



     Net Loss. Net loss increased $19.2 million, or 39.0%, to $68.4 million for the nine months ended September 30, 1998, from a net loss of $49.2 million for the same period in 1997. This increase resulted from higher depreciation and amortization expenses relating to the Company's expansion of telecommunications networks in new and existing markets, as well as interest expense relating to the loans payable to the Parent Companies and the Notes.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


     Revenues. Revenues increased $31.5 million, or 131.6%, to $55.4 million in 1997, from $23.9 million in 1996. Revenues from the provision of dedicated transport services increased $24.1 million, or 118.7%, to $44.5 million in 1997, from $20.4 million in 1996. Revenues from dedicated transport service increased 115.9% in those markets in which dedicated transport services were offered as of December 31, 1996. Switched service revenues increased $7.3 million, or 205.8%, to $10.9 million in 1997, from $3.6 million in 1996. Switched services revenues increased 183.9% in those markets in which switched services were offered as of December 31, 1996. The increase in revenues from dedicated transport services primarily reflected growth of services offered in existing markets. The increase in switched services resulted from the offering of services in new markets and the growth of services in existing markets. At December 31, 1997, the Company offered dedicated transport services in 18 metropolitan areas, 14 of which also offered switched services, as compared to offering dedicated transport services in 15 metropolitan areas, 2 of which also offered switched services at December 31, 1996.



     Operating Expenses. Operating expenses increased $14.6 million, or 56.9%, to $40.3 million in 1997, from $25.7 million in 1996. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, and the ongoing development of existing markets resulting in higher technical personnel costs, higher LEC charges for circuit leases and interconnection and higher data processing costs. As a percentage of revenues, operating expenses decreased to 72.8% in 1997 from 107.5% in 1996.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $5.8 million, or 9.5%, to $54.6 million in 1997, from $60.4 million in 1996. The decrease in selling, general and administrative expenses was primarily attributable to the absence of a $5.5 million charge recorded in 1996 to terminate certain employees as a result of the Company's reorganization at the end of 1996 as well as the on-going cost reduction due to lower employee headcount, partially offset by higher direct sales costs associated with the increase in revenues. As a percentage of revenues, selling, general and administrative expenses decreased to 98.6% in 1997 from 252.4% in 1996.



     Depreciation and Amortization Expense. Depreciation and amortization expense increased $16.1 million, or 72.1%, to $38.5 million in 1997, from $22.4 million in 1996. The increase in depreciation and amortization expense was primarily attributable to higher capital expenditures related to the ongoing construction and expansion of the Company's telecommunications networks in both 1997 and 1996. As a percentage of revenues, depreciation and amortization expenses decreased to 69.4% for 1997 from 93.5% for the same period in 1996.



     Gain on Disposition of Investments. In September 1997, the Company completed the Hyperion Transactions. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.


     EBITDA. The EBITDA loss in 1997 decreased $22.6 million, or 36.3%, to $39.6 million, from a loss of $62.2 million in 1996. This improvement was primarily the result of increased revenues due to the Company's expansion of local telecommunications networks in new and existing markets and growth of the Company's customer base, partially offset by higher operating expenses in support of the larger customer base.

     Interest and Other, Net. Effective July 1, 1997 all of the Company's financing requirements were funded with loans from the Parent Companies. Interest expense relating to these loans totaled approximately $1.5 million in 1997.



     Income Taxes. On a pro forma basis, had the Company been operating as a corporation on a stand-alone basis, net income tax benefits would have decreased by $6.2 million, or 17.9%, to $28.4 million in 1997, from $34.6 million in 1996. These net income tax benefits would have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. See Note 9 to the Company's annual financial statements appearing elsewhere in this Prospectus.


     Net loss. Net loss decreased $15.4 million, or 18.0%, to $70.7 million in 1997, from a net loss of $86.1 million in 1996. This improvement principally resulted from the one-time $11.0 million gain resulting from the Hyperion Transactions and from increased revenues generated by the Company's expanded networks, partially offset by increased operating and depreciation and amortization expenses relating to the Company's expansion of telecommunications networks in new and existing markets.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     Revenues. Revenues increased $17.0 million, or 248.9%, to $23.9 million in 1996, from $6.9 million in 1995. This increase reflected increased sales of services in existing and new markets and growth of the Company's customer base. Revenues from the provision of dedicated transport services increased $13.9 million, or 213.0%, to $20.4 million, in 1996, from $6.5 million in 1995. Switched service revenues increased $3.2 million, or 915.7%, to $3.6 million in 1996, from $.4 million in 1995. The increase in revenues from dedicated transport services reflected growth in the existing markets and the commencement of services in new markets. The increase in switched services reflected growth in the existing markets. At December 31, 1996, the Company offered dedicated transport services in 15 metropolitan areas, 2 of which also offered switched services, as compared to offering dedicated transport services in 12 metropolitan areas, 1 of which also offered switched services at December 31, 1995.



     Operating Expenses. Operating expenses increased $10.6 million, or 70.2% to $25.7 million in 1996, from $15.1 million in 1995. The increase in operating expenses was primarily attributable to higher technical personnel costs, LECs charges for circuit leases and interconnection, data processing costs associated with the Company's expansion into new markets and the ongoing development of existing markets. As a percentage of revenues, operating expenses decreased to 107.5% in 1996 from 220.4% in 1995.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $26.2 million, or 76.4%, to $60.4 million in 1996, from $34.2 million in 1995. The increase in selling, general and administrative expense was primarily due to higher personnel compensation costs necessary to support the continued expansion of the Company's telecommunications networks and customer base. In addition, the Company incurred a $5.6 million charge to terminate certain employees. See 'Business.' As a percentage of revenues, selling, general and administrative expenses decreased to 252.4% in 1996 from 499.2% in 1995.



     Depreciation and Amortization Expense. Depreciation and amortization expense increased $15.2 million, or 209.8%, to $22.4 million in 1996, from $7.2 million in 1995. This increase in depreciation and amortization expense was primarily attributable to the ongoing construction and expansion of the Company's telecommunications networks in both 1995 and 1996. As a percentage of revenues, depreciation and amortization expense decreased to 93.5% in 1996 from 105.3% in 1995.


     EBITDA. The EBITDA loss for 1996 increased $19.7 million, or 46.4%, to $62.2 million, from a loss of $42.5 million in 1995. Overall, increased operating and selling, general and administrative expenses resulting from the Company's development of local telecommunications networks in new and existing markets more than offset increased revenues.


     Income Taxes. On a pro forma basis, had the Company been operating as a corporation on a stand-alone basis, pro forma net income tax benefits would have increased by $14.1 million, or 68.8%, to $34.6 million in 1996, from $20.5 million in 1995. These net income tax benefits would have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. See Note 9 to the Company's annual financial statements appearing elsewhere in this Prospectus.

     Net loss. Net loss increased $35.0 million, or 68.5%, to $86.1 million in 1996, from $51.1 million in 1995. This increase resulted principally from increased expenses relating to the Company's expansion of telecommunications networks in new and existing markets. These increased expenses were partially offset by increased revenues generated by the Company's expanded networks.

LIQUIDITY AND CAPITAL RESOURCES


     Cash Flows. For the first nine months of 1998, the Company's cash provided by operations was $3.3 million as compared to cash used in operations of $39.2 million for the first nine months of 1997. This increase in cash provided by operations of $42.5 million principally resulted from lower EBITDA losses and working capital requirements in the first nine months of 1998. The Company expects to continue to have operating cash flow deficiencies for the near future as it develops and expands its business.



     For the year ended December 31, 1997, the Company's cash used in operations decreased to $29.4 million from $52.3 million for the year ended December 31, 1996. This decrease in cash used in operations of $22.9 million principally resulted from lower EBITDA losses during 1997. Cash used in operations increased $16.7 million in 1996 from $35.6 million in 1995, primarily as a result of increased EBITDA losses partially offset by other balance sheet changes.



     Cash used in investing activities increased $209.6 million to $275.5 million for the first nine months of 1998, as compared to $65.9 million for the first nine months of 1997. The increase was due to higher purchases of marketable securities of $188.4 million, an increase of $14.2 million in capital expenditures and lower investment proceeds of $7.0 million.


     Cash used in investing activities decreased $28.6 million to $120.6 million in 1997, as compared to $149.2 million in 1996. This decrease resulted principally from lower capital expenditures due to a slower rate of expansion and $7.0 million of cash proceeds received in 1997 relating to the Hyperion Transactions. Cash used in investing activities in 1996 increased $3.9 million to $149.2 million from $145.3 million in 1995, principally as a result of higher capital expenditures used to build the Company's networks. As discussed more fully above, the Company has made substantial capital expenditures in order to develop and expand its business.


     For the first nine months of 1998, cash provided by financing activities reflected the receipt of interest bearing subordinated loans from the Parent Companies amounting to $88.0 million and net proceeds from the sale of the Notes of $387.5 million. Prior to July 1, 1997, the Company's cash flow deficiencies were entirely funded by non-interest bearing capital contributions from the Parent Companies. For the first nine months of 1997, cash provided by financing activities reflected the receipt of interest bearing loans from the Parent Companies of $27.5 million, and net capital contributions from the Parent Companies of $77.7 million. The total increase in cash provided by financing activities of $370.3 million was primarily due to the proceeds from the sale of the Notes.



     Cash provided by financing activities reflected the receipt of non-interest bearing capital contributions from the Parent Companies to fund the Company's cash flow deficiencies through June 30, 1997. Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with interest-bearing loans from the Parent Companies. The loans from the Parent Companies are subordinated in right of payment to the Notes, bear interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time-to-time and mature on August 15, 2008, one month after the maturity of the Notes. The aggregate of net capital contributions and loans from the Parent Companies decreased $51.5 million to $150.0 million in 1997 as compared to $201.5 million in 1996. This decrease was primarily due to lower cash funding requirements principally due to operating cash flow associated with the Company's expansion of its customer base and services in new and existing markets and lower capital expenditure requirements. Net capital contributions in 1996 increased to $201.5 million from $180.9 million in 1995. The increase in net capital contributions was primarily due to higher cash funding requirements principally due to an increase in cash used in operations associated with the Company's expansion of its customer base and services in new and existing markets and higher capital expenditures requirements. Currently, the Company's financing requirements are funded by the proceeds from the sale of the Notes.



     Financing. Historically, the Company did not maintain cash balances since all the Company's funding requirements were provided by the Parent Companies. The proceeds from the Offering after repayment of subordinated indebtedness to the Parent Companies, together with the net proceeds from the sale of the Notes and cash flow from operations, are expected to fund the Company's future cash requirements through the second quarter of 2000. The Parent Companies and the Existing Stockholders are not under any obligation to make any additional equity investments in or loans to the Company. At a future date, the Company may negotiate a bank credit facility to provide it with working capital and enhance its financial flexibility. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.



     The development of the Company's business and the installation and expansion of the Company's communications networks, combined with the development and operation of the Company's network operations center ('NOC'), have resulted in substantial capital expenditures. These capital expenditures, as well as the Company's historical operating losses, have resulted in substantial negative cash flow for the Company since inception in 1993. Funding of this historical cash flow deficiency has been primarily accomplished through the receipt of capital contributions from the Parent Companies through June 30, 1997. From July 1, 1997 through July 14, 1998, the deficiency has been funded through interest bearing loans from the Parent Companies. Thereafter, the Company expects cash flow deficiencies to be funded with the proceeds of the Offering, the proceeds of the Notes and future financings as described above. This indebtedness to the Parent Companies is subordinated in right of payment to the Notes, bears interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time-to-time and matures on August 15, 2008, one month after the maturity of the Notes. In addition, the Notes provide that the proceeds of an equity offering such as the Offering may be used to repay subordinated indebtedness to the Parent Companies. The amounts due to the Parent Companies, including interest accrued thereon, under this funding arrangement was $171.6 million and $75.5 million as of September 30, 1998 and December 31, 1997, respectively. The average net capital contributions from the Parent Companies were $517.8 million for the six months ended June 30, 1997 and $379.0 million and $179.8 million for the years ended December 31, 1996 and 1995, respectively. Combined capital balances, which include all capital contributions from the Parent Companies, have remained at $555.8 million since June 30, 1997 and totaled approximately $479.7 million and $278.2 million at December 31, 1996 and 1995, respectively.



     On July 21, 1998, the Company issued $400.0 million principal amount in Notes. Interest on the Notes is payable semiannually on January 15 and July 15, beginning on January 15, 1999. The net proceeds from the sale of the Notes were immediately invested in short term investments.



     The net proceeds to the Company from the sale of      shares of Class A
Common Stock in the Offering are estimated to be approximately $   million
(approximately $      million if the U.S. Underwriters' over-allotment option is
exercised in full), assuming an initial public offering price of $   per share,
the midpoint of the range set forth on the cover page of this Prospectus, after deducting underwriting discounts and estimated expenses of the Offering.



     The Company intends to use up to $     million of the net proceeds of the
Offering to repay outstanding subordinated indebtedness (aggregating approximately $173.8 million as of November 30, 1998) to the Parent Companies, and the remainder will be used for general corporate and working capital purposes, which may include acquisitions and joint ventures. Pending the foregoing uses, the net proceeds of the Offering will be invested in short term investments. While the primary use of such remaining proceeds, together with the proceeds from the sale of the Notes, will be to fund ongoing business operations of the Company's subsidiaries which own and operate its networks, the Company intends to continue to evaluate potential acquisitions and joint ventures. The Company has no definitive agreement with respect to any material acquisition or joint venture, although from time to time it may discuss and assess opportunities with other companies, including affiliates of the Existing Stockholders, on an ongoing basis.



     The Company expects that its future cash requirements will principally be for working capital, capital expenditures and to fund its operating losses. The Company expects that the net proceeds of the Offering after the repayment of
$   million in subordinated loans to the Parent Companies, together with the net proceeds of $387.5 million received from the sale of the Notes and internally generated funds, will provide sufficient funds for the Company to meet the Company's expected capital and liquidity needs to expand its business as currently planned, pay interest on the Notes and to fund its currently expected losses through the second quarter of 2000. Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the level of the Company's future capital expenditures and expansion plans. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries or other financing arrangements.



     Capital Expenditures. The facilities-based telecommunications service business is a capital intensive business. The Company's operations have required and will continue to require substantial capital investment for: (i) the purchase and installation of switches, electronics, fiber and other technologies in existing networks and in additional networks to be constructed in new service areas; and (ii) the acquisition and expansion of networks currently owned and operated by other companies. The Company's expected capital expenditures for general corporate and working capital purposes include (i) expenditures with respect to the Company's management information system and corporate service support infrastructure and (ii) operating and administrative expenses with respect to new networks and debt service. The Company plans to make substantial capital investments in connection with the deployment of switches in all of its existing networks, and plans to construct and develop new networks. Expansion of the Company's networks will include the geographic expansion of the Company's existing operations and will consider the development of new markets. In addition, the Company may acquire existing networks in the future.



     During the first nine months of 1998, capital expenditures were $87.1 million, an increase of $14.2 million from the first nine months in 1997. The largest commitment of capital was related to the installation of transport and switch related electronics to support the increase in sales activity. During the year ended December 31, 1997, capital expenditures were $127.3 million, a decrease of $17.5 million from $144.8 million in 1996. The decrease was principally due to a slower rate of expansion into new markets in 1997. Capital expenditures in 1996 increased $3.3 million from $141.5 million in 1995. Based on historic capital requirements for network construction in relation to sales volumes and network expansion plans, the Company anticipates it will commit approximately $325.0 million over the next two years to fund its capital expenditures. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


YEAR 2000


     The Company is currently working to resolve the potential impact of the Year 2000 on the processing of time-sensitive information by its computerized information systems. Year 2000 issues may arise if computer programs have been written using two digits (rather than four) to define the applicable year. In such case, programs that have time-sensitive logic may recognize a date using '00' as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. The Company utilizes a number of computer programs across its entire operation. Year 2000 issues could impact the Company's information systems as well as computer hardware and equipment that is part of its telephony network such as switches, termination devices and SONET rings that may contain embedded software or 'firmware.'



     The Company's exposure to potential Year 2000 problems exists in two general areas: technological operations in the sole control of the Company, and technological operations dependent in some way on one or more third parties. The majority of the Company's exposure to potential Year 2000 problems is in the latter area where the situation is much less within the Company's ability to predict or control. The Company's business is heavily dependent on third parties, many of whom are themselves heavily dependent on technology. For example, like all other telecommunications providers, the Company must interconnect its networks with other carriers and service providers in order to provide end-to-end service to customers. The Company cannot control the Year 2000 readiness of those parties but does plan to test its interfaces with them and to work with those parties to resolve any difficulties. In some cases, the Company's third party dependence is on vendors of technology who are themselves working towards solutions to Year 2000 problems, such as suppliers of software systems for billing, ordering and other key business operations. See 'Risk Factors -- Dependence on Information Billing Systems.'



     The Company has developed a Year 2000 action plan to address identification and assessment of potential Year 2000 issues, remediation, testing and implementation of any corrected software or firmware. The Company has completed the first phase of such action plan which involved making the Company's internal organizations aware of Year 2000 issues and assigning responsibility internally for the Year 2000 readiness program. The

Company has substantially completed the assessment phase of its plan which involves an inventory and review of software and equipment used in the Company's operations in order to determine the Year 2000 readiness of that software and equipment and the identification of remediation measures that could be taken on a timely basis to alter, validate or replace time-sensitive and date-sensitive software and equipment. To the extent practicable, the Company plans to assess its interfaces with interconnecting carriers and service providers for Year 2000 readiness. To that end, the Company has sent out information requests to those parties and is awaiting their responses.



     In the course of the assessment process the Company has determined that approximately 90% of the equipment comprising its telephony networks depends on software or firmware that is already represented by its vendor to be Year 2000 ready. The Company is conducting its own validation testing of the equipment to verify the vendor's representations. The failure of this equipment to perform as represented could result in delays in the Company's Year 2000 readiness program. The Company is developing test plans for the remainder of its applications and systems. The Company intends to complete validation testing of its telephony switches and transport network equipment by the end of the first quarter of 1999.



     Concurrently with the foregoing assessment work, the Company has already begun implementing certain remedial measures and intends to complete its remediation efforts with respect to technological operations within its sole control prior to any anticipated material impact on its computerized information systems. In the normal course of business, the Company is in the process of replacing many of the computer programs used by key business operations and its financial systems. The new programs are expected to be in place and operational by the end of 1999. The specifications for these new systems are all Year 2000 compliant. The Company will conduct validation testing of those systems as they are delivered to verify the Year 2000 readiness of those systems. As a contingency plan, in case the new systems are not fully operational when planned, the Company plans to remediate certain existing systems so that they will be Year 2000 ready.



     Costs of addressing potential Year 2000 problems have not been material to date and, based on preliminary information gathered to date from the Company, its customers and vendors, are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods.



     Based on the Company's current Year 2000 action plan, the Company expects that total 1998 costs incurred with respect to Year 2000 issues will be approximately $115,000 and that 1999 costs will be approximately $1.5 million. The majority of the estimated 1999 costs represent the costs of personnel who will conduct verification testing of equipment and software and costs for replacement of certain personal computers. These costs do not include the cost of replacing systems, the replacement of which is not being accelerated due to Year 2000 issues, or the costs of software maintenance contracts that the Company would have entered into in the normal course of business. In some cases Year 2000 compliant upgrades to third party software systems licensed to the Company are being supplied under these maintenance agreements. However, the Company's Year 2000 costs could exceed these estimates if third party equipment or software do not perform as represented, additional unanticipated Year 2000 issues arise or planned remediation efforts are unsuccessful.



     Management believes that it has established a sound program to resolve significant Year 2000 issues within its sole control in a timely manner and that the Company has made satisfactory progress in addressing issues dependent on third parties. However, the Company's Year 2000 program is not yet complete. The Company's failure to correctly identify and remediate all Year 2000 issues within its control or the failure of suppliers or other third parties with which the Company interconnects to address their Year 2000 issues could pose various risks to the Company. Those risks may include the possibility of interruptions to the Company's basic services and difficulties in passing traffic to or receiving traffic from other carriers, detecting and resolving trouble in the networks, provisioning new service to customers, billing customers and other carriers and collecting revenues. These impacts as well as disruptions experienced by other parties could result in material adverse consequences to the Company, including loss of revenue and substantial unanticipated costs, the amounts of which cannot reasonably be estimated at this time.





EFFECTS OF INFLATION

     Historically, inflation has not had a material effect on the Company.

                                    BUSINESS

OVERVIEW


     The Company is a leading facilities-based CLEC in selected metropolitan areas across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications services, including dedicated transmission, local switched, long distance, data and video transmission services and certain Internet services. The Company has deployed switches in 16 of its 19 service areas as of September 30, 1998, and management expects that a growing portion of the Company's revenues will be derived from providing switched services. In addition, the Company benefits from its strategic relationship with TW Cable both through network facilities access and cost-sharing. As a result, the Company's networks have been constructed primarily through licensing the use of fiber capacity from TW Cable. As of September 30, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,500 route miles, contained 252,503 fiber glass miles and offered service to 3,463 buildings. Combined revenues for the Company, which have historically been primarily derived from private line services, grew by 122.5% for the nine months ended September 30, 1998 as compared to the same period in 1997.


     The business of the Company was commenced in 1993 by TW Cable, originally to provide certain telephony services together with cable television. In January 1997, the Company put in place a new management team that is implementing a business strategy focused exclusively on serving business customers, rapidly providing switched services in all the Company's service areas and expanding the range of business telephony services offered by the Company.


     The Company believes that the 1996 Act and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local service areas to competition and requiring ILECs to provide increased direct interconnection. According to the FCC, in 1997 the total revenues for the telecommunications industry amounted to approximately $230.0 billion, of which approximately $130.0 billion was local service and approximately $100.0 billion was long distance. To capitalize on these significant opportunities, the Company has accelerated its deployment of high capacity digital switches in its service areas and is aggressively marketing switched services to medium- and large-sized businesses.


BUSINESS STRATEGY

     The Company's primary objective is to be a leading CLEC in its existing and future service areas offering medium- and large-sized businesses superior telecommunications services through advanced networks. The key elements of the Company's business strategy include the following:


     Leverage Existing Fiber Optic Networks. The Company has designed and built its networks to serve geographic locations where management believes there are large numbers of potential customers. As of September 30, 1998, the Company operated networks that spanned over 6,500 route miles and contained over 252,503 fiber glass miles. The Company's highly concentrated networks have yet to be fully exploited and provide the capacity to serve a substantially larger base of customers. Management believes that the Company's extensive fiber network capacity allows it to: (i) increase orders substantially from new and existing customers without incurring significant additional capital expenditures and operating expenses; (ii) emphasize its fiber facilities-based services rather than resales of network capacity of other providers; and (iii) provide better customer service because the Company can exert greater control over its services than its competitors that depend on off-net facilities.



     Expand Switched Services. The Company provided a broad range of switched services in 16 of its 19 service areas as of September 30, 1998, and plans to provide switched services in all of its current service areas by the end of 1999. For the nine months ended September 30, 1998, combined revenues from switched service grew by 240.8% as compared to the same period in 1997. Because the demand for switched services is greater than for dedicated transport services and the Company has been rapidly installing switches in its markets, management expects the Company to derive a growing portion of its revenues from switched services. The Company utilizes high capacity digital 5-ESS switches manufactured by Lucent.

     Target Medium- and Large-Sized Business Customers. The Company operates networks in metropolitan areas that have high concentrations of medium- and large-sized businesses. Such businesses tend to be telecommunications-intensive and are more likely to seek the greater reliability provided by an advanced network such as the Company's. Thus, management believes that significant economies of scale may be achieved by focusing and intensifying its sales and marketing efforts on such businesses as they are potentially high volume users of the Company's services. To drive revenue growth in these markets, the Company is aggressively expanding its direct sales force to focus on such business customers.


     Interconnect Service Areas. The Company groups the 19 service areas in which the Company currently operates into six geographic clusters across the United States. See ' -- Telecommunications Networks and
Facilities -- Telecommunications Networks.' The Company plans to interconnect each service area within a cluster with its own broadband, fiber optic facilities or with facilities licensed from TW Cable and/or third parties. This is expected to increase its revenue potential by addressing customers' regional long distance voice, data and video requirements. The Company began interconnecting its service areas in 1998.


     Utilize Strategic Relationships with TW Cable. The Company has benefited from and continues to leverage its relationships with TW Cable, the second largest multiple system cable operator in the U.S., by licensing and sharing the cost of digital fiber optic facilities. This licensing arrangement allows the Company to benefit from TW Cable's access to rights-of-way, easements, poles, ducts and conduits. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.' By leveraging its existing relationship with TW Cable, the Company believes that it can increase revenues, benefit from existing regulatory approvals and licenses, derive economies of scale in network costs and extend its existing networks in a rapid, efficient and cost-effective manner. Furthermore, management believes that the strong awareness and positive recognition of the 'Time Warner' brand name significantly contributes to its marketing programs and sales efforts by distinguishing it from its competitors.


     Expand Product Offerings. The Company intends to increase revenues and cash flows by developing and tailoring diversified bundles of telephony services for its customers. The services currently offered by the Company include a wide range of dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company has begun to offer long distance service on a limited basis and intends to offer additional services including high speed data transport services. The Company generally develops its customer base by first offering basic telecommunications services to its new customers. As the needs of such customers change and develop, the Company selectively bundles and offers more sophisticated, higher margin products and services to them.



     Enter into New Geographic Areas. The Company's strategy is to target metropolitan areas possessing demographic, economic and telecommunications demand profiles that it believes provide it with the potential to generate an attractive economic return. Currently, the Company operates networks in a total of 19 metropolitan areas. Management plans to have networks in operation or under construction in 3 additional service areas by end of 1999. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


     Continue Disciplined Expenditure Program. The Company increases operational efficiencies by pursuing a disciplined approach to capital expenditures. This capital expenditure program requires that prior to making any expenditure on a project, the project must be expected to meet stringent financial criteria such as minimum recurring revenue, cash flow margins and rate of return. In addition, to control capital expenditures and share the risks of developing costly new networks, management is considering establishing strategic alliances with other telecommunications providers in the form of joint ventures and possible co-branding marketing programs.

MARKET OPPORTUNITY


     The Company believes that the 1996 Act and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local markets to competition and requiring ILECs to provide increased direct interconnection. According to the FCC, in 1997 the total revenues for the telecommunications industry amounted to approximately $230.0 billion, of which approximately $130.0 billion was local service and approximately $100.0 billion was long distance. To capitalize on these significant opportunities, the Company accelerated its deployment of high capacity digital switches in its markets and is aggressively marketing switched services to its customers.

SERVICES


     The Company provides its customers with a wide range of telecommunications services, including dedicated transmission, local switched, long distance, data and video transmission services and certain Internet services. The Company's dedicated services, which include private line and special access services, use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in multiple configurations. Switched voice services offered by the Company use high-capacity digital switches to route voice transmissions anywhere on the public switched telephone network. In offering its dedicated transmission and switched services, the Company also provides private network management and systems integration services for businesses that require combinations of various dedicated and switched telecommunications services. Data services provided by the Company allow customers to create their own internal computer networks and access external computer networks and the Internet. The Company can provide its customers, including companies in the media industry, with advanced video transport services such as point-to-point, broadcast-quality video to major television networks as well as to advertising agencies and other customers. Internet services provided by the Company include dedicated Internet access, website hosting, transport and electronic commerce services for business customers and local ISPs.


DEDICATED TRANSPORT SERVICES

     The Company currently provides a complete range of dedicated transport services with transmission speeds from 2.4 Kbps to 2.488 Gbps to its IXC and end-user customers. All products and services can be used for voice, data, image and video transmission.

     The Company offers the following dedicated transport links:

      POP-to-POP Special Access. Telecommunications lines linking the POPs of one IXC or the POPs of different IXCs in a market, allowing the POPs to exchange transmissions for transport to their final destinations.

      End-User/IXC Special Access. Telecommunications lines between an end-user, such as a large business, and the local POP of its selected IXC.

      Private Line. Telecommunications lines connecting various locations of a customer's operations, suitable for transmitting voice and data traffic internally.

      Transport Arrangement Service. Provides dedicated transport between LEC central offices and customer designated POPs of an IXC for transport of LEC provided switched access or LEC provided special access. This point-to-point service is available at DS1 or DS3 interfaces at both ends.

     The Company's Broadcast Video TV-1, STS-1 and Private Network Transport services use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in flexible configurations involving different standardized transmission speeds and circuit capacities, including analog voice grade, DS0, DS1, DS3 and Sonet OC-N.

SWITCHED SERVICES

     The Company's switched services provide business customers with local calling capabilities and connections to their IXCs. The Company owns, houses, manages and maintains the switch used to provide the services. The Company's switched services include the following:

      Business Access Line Service. This service provides voice and data customers quality analog voice grade telephone lines for use at any time. Business Access Line Service provides customers with flexibility in network configurations because lines can be added, deleted and moved as needed.

      TW Access Trunks. TW Access Trunks provide communication lines between two switching systems. These trunks are utilized by PBX users to provide access to the local, regional and long distance telephone networks. PBX customers may use either the Company's telephone numbers or their ILEC-assigned telephone numbers. Customer access to the Company's local exchange services is accomplished by a DS1 digital connection or DS0 analog trunks between the customer's PBX port and the Company's switching centers.

      TW Local Toll Service. This service provides customers with a competitive alternative to ILEC service for intraLATA toll calls. It is a customized, high-quality local calling plan available to Business Access Line and TW Access Trunk customers. The Company works with customers to devise cost-saving programs based on actual usage and calling patterns.

      Local Telephone Service. Local telephone service is basic local exchange service which can be tailored to a customer's particular calling requirements. Local telephone service includes operator and directory assistance services, as well as an optional intraLATA toll plan.

      Switched Access Service. Switched Access Services provide IXCs with a switched connection to their customers for the origination and termination of long distance telephone calls.

      Other services offered by the Company include telephone numbers, listings, customized calling features, voice messaging, hunting, blocking services and ISDN.

DATA TRANSMISSION SERVICES

     The Company offers its customers a broad array of data transmission services that enable customers to create their own internal computer networks and access external computer networks and the Internet. In 1996, the Company introduced its native speed LAN inter-networking data service which is used to connect workstations and personal computer users on one or more LANs. Native speed services avoid the bottleneck problems that are frequently encountered with customary DS-1 connections by providing the customer with a circuit that matches the transmission speeds of its LAN. The Company's LAN service provides dedicated circuits, guaranteed transmission capacity and guaranteed bandwidth for virtually all LAN applications. Users can share files and databases as if they were all working on the same computer, or within the same LAN.

     As companies and communications become more sophisticated, there is an increased need for customer access to superior traffic management of sensitive data, video and voice transmission within a single metropolitan area, or between various company operations. The Company's switched data services offer sophisticated switching technology and provide high standards in reliability and flexibility while enabling users to reduce the costs associated with interconnecting architecturally diverse information systems. The Company's data service offerings support evolving high-speed applications, such as multimedia, desktop video conferencing and medical imaging. The Company offers native speed connections to both end-users as well as interexchange data carriers. The Company's services allow users to interconnect both high speed and low speed LAN environments and to benefit from flexible billing, as well as detailed usage reports.

VIDEO TRANSMISSION SERVICES

     The Company provides broadcast quality digital and analog video link services to its video services customers, including media industry customers, such as television networks, and advertising agencies. The Company's video services include offering broadcast quality, digital channel transmissions that can be provided on a point-to-point or point-to-multipoint basis.

INTERNET SERVICES


     By the end of the first quarter of 1999, all of the Company's metropolitan service areas will offer facilities based dedicated Internet access services. These services will be made available to business customers, institutional and educational organizations and ISPs. The core Internet network is based on a national ATM backbone connecting the Company's hub cities with Tier 1 peering at multiple public and private Internet exchange points.




LONG DISTANCE SERVICES


     The Company has begun to offer basic long distance services on a limited basis and intends to offer additional services, such as toll free, calling card and international gateways to Europe and the Pacific, targeting medium- and small-size business customers. Generally, large businesses tend to obtain their long distance needs directly from the major IXCs. The Company believes medium- and small-size businesses are more likely to obtain their long distance services from CLECs rather than the major IXCs. As a result, management believes that such medium- and small-sized end-users represent a potential customer base for developing a market for the Company's long distance services. The Company purchases long distance capacity under agreements with major

IXCs that provide the Company capacity at competitive rates for resale and all support and billing services. The Company has negotiated a non-exclusive resale agreement with a long distance carrier and may negotiate additional resale agreements with other long distance carriers. Management believes that the offering of long distance services will contribute to revenue growth with profitable margins and will also add strategic sales and marketing value as a bundled product.




TELECOMMUNICATIONS NETWORKS AND FACILITIES

     Overview. The Company uses the latest technologies and network architectures to develop a highly reliable infrastructure for delivering high-speed, quality digital transmissions of voice, data and video telecommunications. The Company's basic transmission platform consists primarily of optical fiber equipped with high capacity SONET equipment deployed in fully redundant, self-healing rings. These SONET rings give the Company the capability of routing customer traffic in both directions around the ring, thereby eliminating loss of service in the event of a cable cut. The Company's networks are designed for remote automated provisioning, which allows the Company to meet customers' real time service needs. The Company extends SONET rings or point to point links from rings to each customer's premises over its own fiber optic cable and unbundled facilities obtained from ILECs. The Company also installs diverse building entry points where a customer's security needs require such redundancy. The Company then places necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link.


     The Company serves its customers from one or more central offices or hubs strategically positioned throughout its networks. The central offices house the transmission and switching equipment needed to interconnect customers with each other, the IXCs and other local exchange networks. Redundant electronics, with automatic switching to the backup equipment in the event of failure, protects against signal deterioration or outages. The Company continuously monitors system components from its NOC and proactively focuses on avoiding problems rather than merely reacting upon failure.


     The Company adds switched, dedicated and data services to its basic fiber optic transmission platform by installing sophisticated digital electronics at its central offices and nodes and at customer locations. The Company's advanced Lucent 5-ESS digital telephone switches are connected to multiple ILEC and long distance carrier switches to provide the Company's customers access to telephones in the local market as well as the public switched telephone network. Similarly, in certain markets, the Company provides ATM switched and LAN multiplexers at its customers' premises and in its central offices to provide high speed LAN interconnection services.

     The Company's strategy for adding customers is designed to maximize the speed and impact of its marketing efforts while maintaining attractive rates of return on capital invested to connect customers directly to its networks. To initially serve a new customer, the Company may use various transitional links, such as reselling a portion of an ILEC's network. Once the new customer's communications volume and product needs are identified, the Company may build its own fiber optic connection between the customer's premises and the Company's network to accommodate: (i) the customer's needs; and (ii) the Company's efforts to maximize return on network investment.


     Telecommunications Networks. The following chart sets forth information regarding each of the Company's telecommunications networks as of September 30, 1998:



                                            Network          Switch                       Commercial
                                         Commercially     Commercially     Fiber Route    Buildings     MSA Business
Metropolitan Area                          Available      Available(1)      Miles(2)        On-Net        Lines(3)
--------------------------------------   -------------  ----------------   -----------    ----------    ------------
NEW YORK REGION
Albany, New York......................      Jul. 95       Sep. 99 (6)            42             13          178,332
Binghamton, New York..................      Jan. 95           TBD                73             16           70,301
Manhattan, New York...................      Feb. 96         Feb. 96             160             58        2,375,192
Rochester, New York...................      Dec. 94         Feb. 95             347            107          260,423

SOUTHWEST REGION
Austin, Texas.........................      Sep. 94         Apr. 97             272             78          321,030
Houston, Texas........................      Jan. 96         Sep. 97             471            130        1,133,864
San Antonio, Texas....................     May 93(4)        Nov. 97             520            146          394,536

SOUTHEAST REGION
Charlotte, N. Carolina................      Sep. 94         Dec. 97             609            170          372,714
Greensboro, N. Carolina...............      Jan. 96       Sep. 99 (6)            94             14          265,080
Memphis, Tennessee....................      May 95           May 97             467            123          225,342
Raleigh, N. Carolina..................      Oct. 94         Sep. 97             455            112          224,596

MIDWEST REGION
Cincinnati, Ohio......................      Jul. 95         Nov. 97             294             80          493,850
Columbus, Ohio(5).....................    Mar. 91(4)        Jul. 97             339            112          393,791
Indianapolis, Indiana.................    Sep. 87(4)        Dec. 97             267            123          370,621
Milwaukee, Wisconsin..................      Feb. 96         Sep. 97             407             88          399,555

SOUTH REGION
Tampa, Florida........................      Dec. 97         Jan. 98             243             12          626,709
Orlando, Florida......................      Jul. 95         Jul. 97             912            150          439,238

WESTERN REGION
Honolulu, Hawaii......................      Jun. 94         Jan. 98             292            210          197,823
San Diego, California.................      Jun. 95         Jul. 97             236             85        1,005,994
                                                                           -----------    ----------    ------------
Total.................................                                        6,500          1,827        9,748,991
                                                                           -----------    ----------    ------------
                                                                           -----------    ----------    ------------

------------
(1) Date of switch commercially available is the first date on which switched services were provided to a customer of the Company.

(2) Licensed and owned fiber optic route miles.

(3) Metropolitan Statistical Areas ('MSA') business lines data are from ABI 1996 Business Data.

(4) The networks in Columbus, Ohio, San Antonio, Texas and Indianapolis, Indiana were built by certain predecessor companies prior to the commencement of the Company's business.

(5) The Columbus market is operated under a partnership, MetroComm AxS, L.P., which is a 50% owned entity of the Company. However, the switch is owned by the Company.


(6) Estimated.


     Information Systems Infrastructure. The Company uses advanced technology in its information systems infrastructure. The Company also uses an integrated, nationwide client server platform and coherent relational databases to increase employee productivity, link itself electronically to its customers and develop real time data and information. The architecture also enables the Company to rapidly re-engineer its processes and procedures to lower its costs and to respond rapidly to changing industry conditions. The Company's information systems deliver data at the network, regional or corporate level, and also by customer and vendor. The Company's information systems assist in the delivery of superior customer service and real time support of network operations. The systems, which were developed by an outside vendor but are operated internally, utilize open system standards and architecture. As a result, the Company is positioned to either purchase from third parties or develop in-house supplementary information support systems as its needs arise.


     Network Monitoring and Management. The Company provides a single point of contact for all of its customers and consolidates all of its systems support, expertise and technical training at its NOC in Greenwood Village, Colorado. With over 400 technicians, customer service representatives and administrative support staff dedicated to providing superior customer service, the Company is able to quickly correct, and often anticipate, any problems that may arise in its networks. The Company provides 24 hour-a-day, 7 days-a-week surveillance and monitoring of networks to achieve the Company's 99.98% network reliability and performance. Network Analysts monitor real-time alarm, status and performance information for network circuits, which allows them to react swiftly to repair network failures.



     Network Development and Application Laboratory. The Company's Network Development and Application Laboratory is a comprehensive telecommunications technology, applications and services development laboratory, equipped with advanced systems and equipment, including those used by the Company in the operation of its local digital networks. The center is designed to provide a self-contained testing and integration environment, fully compatible with the Company's digital networks, for the purposes of: (i) verifying the technical and operational integrity of new equipment prior to installation in the networks;
(ii) developing new services and applications; (iii) providing a realistic training environment for technicians, engineers and others; and (iv) providing a network simulation environment to assist in fault isolation and recovery. Technologies currently under evaluation in the lab include Dense Wave Division Multiplexing ('DWDM'), optical bandwidth management and IP telephony, and related data applications.



     Billing Systems. The Company has historically developed its back office support functions internally with limited reliance on outside vendors. Recently, the Company entered into agreements with outside vendors for the development, operation and maintenance of its billing systems. See 'Risk
Factors -- Dependence on Information Billing Systems' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000.'



     Agreements with TW Cable. The Company has entered into several agreements with TW Cable for the license of fiber optic networks and certain facilities, administrative and operating services, residential telephony support services and high speed online transport services. See 'Risk Factors -- Relationship with TW Cable' and 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


NETWORK DESIGN AND CONSTRUCTION


     In order to leverage its relationship with TW Cable, the Company has constructed its existing networks in selected metropolitan areas served by TW Cable's fiber optic infrastructure. This has allowed the Company to develop, in a cost-efficient way, an extensive network in each of its service areas. As of September 30, 1998, the Company's networks spanned 6,500 route miles, contained 252,503 fiberglass miles and offered service to 3,463 buildings with 2,478,518 VGE circuits and 54,438 access lines in service.



     The Company anticipates that it will construct new networks in certain cities, using its relationship with TW Cable or other fiber providers, or by developing the networks in house, whichever is most effective and economical. Before deciding to construct or acquire a network in a particular city, the Company's corporate development staff reviews the demographic, economic, competitive and telecommunications demand characteristics of the city, including its location, the concentration of potential business, government and institutional end-user customers, the economic prospects for the area, available data regarding IXC and end-user special access and switched access transport demand and actual and potential CAP/CLEC competitors. Market demand is estimated on the basis of market research performed by Company personnel and others, utilizing a variety of data including estimates of the number of interstate access and intrastate private lines in the city based primarily on FCC reports and commercial databases. This process has enabled the Company to reduce its start-up costs and expedite lead times.


     If a particular city targeted for development is found to have sufficiently attractive demographic, economic, competitive and telecommunications demand characteristics, the Company's network planning and design personnel design a network targeted to provide access to the major IXC, POPs and the ILEC's principal central office(s) in the city. Consistent with the Company's disciplined capital expenditure program, distribution rings are designed to cover strategic or highly concentrated business parks and downtown metropolitan areas, and build-out to 100% of the identified end-users is generally not considered to be cost-effective since a portion of the end-users are located in low density areas.

     Based on the data obtained through the foregoing process, in connection with either the construction or an acquisition of a network, the Company develops detailed financial estimates based on the anticipated demand for the Company's current services. If the financial estimates meet or exceed the Company's minimum rate of return thresholds using a discounted cash flow analysis, the Company's corporate planning personnel prepare a detailed business and financial plan for the proposed network.


     Prior to commencing construction, the Company's local staff, working together with TW Cable, where applicable, obtains any needed city franchises, permits, or other municipal requirements to initiate construction and operate the network. In some cities, a construction permit is all that is required. In other cities, a right-of-way agreement or franchise may also be required. Such agreements and franchises are generally for a term of limited duration. In addition, the 1996 Act requires that local governmental authorities treat all telecommunications carriers in a competitively neutral, non-discriminatory manner. The Company's current right-of-way agreements and franchises expire in years ranging from 1999 to 2015. City franchises often require payment of franchise fees which in some cases can be directly passed through on customers' invoices. The Company's local staff also finalizes arrangements for other needed rights-of-way. Rights-of-way are typically licensed from TW Cable under multi-year agreements with renewal options and are generally non-exclusive. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' The Company leases underground conduit and pole space and other rights-of-way from entities such as LECs and other utilities, railroads, long distance providers, state highway authorities, local governments and transit authorities. The 1996 Act requires most utilities, including most LECs and electric companies, to afford CAPs/CLECs access to their poles, conduits and rights-of-way at reasonable rates on non-discriminatory terms and conditions.


     The Company's networks are constructed to cost-effectively access areas of significant commercial end-user telecommunications traffic, as well as the POPs of most IXCs and cellular companies and the principal LEC central offices in a city. The Company establishes general requirements for network design, and internally engineers the contemplated network and the required deployment. Construction and installation services are provided by independent contractors, including TW Cable, selected through a competitive bidding process. Company personnel provide project management services, including contract negotiation and supervision of the construction, testing and certification of all facilities. The construction period for a new network varies depending upon the number of route miles to be installed, the initial number of buildings targeted for connection to the network, the general deployment of the network and other field conditions. Networks that the Company has installed to date generally have become operational within six to nine months after the beginning of construction.

EQUIPMENT SUPPLY


     The Company acquires Lucent 5-ESS digital switches pursuant to an exclusive vendor agreement (the 'Lucent Agreement'), which provides for discounted pricing. The Lucent Agreement expires in June of 2002 and is renewable for up to four additional years upon the parties' mutual agreement. The Lucent Agreement provides that if the Company purchases digital switches from a vendor other than Lucent during the term of such agreement, Lucent, among other things, may discontinue the agreed upon discounted pricing on all future orders, renegotiate higher prices for digital switches and may not be liable for failures to meet certain delivery and installation schedules on future orders.


CUSTOMERS AND SALES AND MARKETING


     The Company's customers are principally telecommunications-intensive medium- and large-sized businesses, IXCs, ISPs, wireless communications companies and various governmental entities. Historically, the Company's customers were primarily long distance carriers. While the Company's carrier business has continued to grow in absolute numbers, it has declined as a proportion of total business such that in 1997 end-user customers accounted for 47.8% of the Company's revenues. For the nine months ended September 30, 1998, the Company's top 10 customers accounted for 40.0% of the Company's total revenues. The top 3 customers, which are IXCs, accounted for 27.9% of total revenues, and no other customer accounted for 5% or more of revenues. See 'Risk Factors -- Dependence on Significant Customers.'


     The Company's marketing emphasizes its: (i) reliable, facilities-based networks, (ii) flexibly priced, bundled products and services; (iii) responsive customer service orientation; and (iv) integrated operations, customer support and network monitoring and management systems. The Company's centrally managed customer support operations are designed to facilitate the processing of orders for changes and upgrades in customer services. To reduce the inherent risk in bringing new and untested telecommunications products and services to a dynamically changing market, the Company introduces its products and services once market demand develops and offers them in diversified, competitively-priced bundles, thereby increasing usage among its existing customers and attracting new customers. The services offered by the Company are typically priced at a discount to the prices of the ILECs.

     With a direct sales force in each of its service areas along with regional and national sales support, the Company targets medium- and large-sized telecommunications-intensive businesses in the areas served by its networks. Compensation for the Company's sales representatives is based primarily on commissions that are tied to sales generated. The Company's customers include financial services firms, health care, media, telecommunications services and high tech companies and various governmental institutions. In addition, the Company markets its services through sales agents, landlords, advertisements, trade journals, media relations, direct mail and participation in trade conferences.


     The Company also targets IXCs, ISPs, large, strategic business accounts and wireless telephone companies through its national sales organization. The Company has master services agreements (which generally set forth technical standards, ordering processes, pricing methodologies and service grade requirements, but do not guarantee any specified level of business for the Company) with a significant number of the IXCs, including AT&T, MCI Communications Corporation, Sprint Corporation, WorldCom, Inc. and LCI, Inc. By providing IXCs with a local connection to their customers, the Company enables them to avoid complete dependence on the ILECs for access to customers and to obtain a high quality and reliable local connection. The Company provides a variety of transport services and arrangements that allow IXCs to connect their own switches in both local areas (intra-city) and in wide areas (inter-city). Additionally, IXCs may purchase the Company's transport services that allow them to connect their switch to an ILEC switch and to end-user locations directly. The Company's advanced networks allow it to offer high volume business customers and IXCs uniformity of services, pricing, quality standards and customer service.


CUSTOMER SERVICE


     With over 400 expert technicians, customer service representatives and administrative support staff, the Company provides its customers with continuous support and superior service. To serve its customers, account representatives are assigned to the Company's customers to act as effective liaisons with the Company. Technicians and other support personnel are available in each of the Company's service areas to react to any network failures or problems. In addition, the NOC provides 24 hour-a-day, 7 days-a-week surveillance and monitoring of networks to maintain the Company's network reliability and performance. See ' -- Telecommunications Networks and Facilities -- Network Monitoring and Management.'


COMPETITION


     The Company believes that the principal competitive factors affecting its business are, and will continue to be, (i) the availability of proven support systems for the Company's back office systems, including provisioning and billing, (ii) competition for skilled, experienced personnel, and (iii) regulatory decisions and policies that promote competition. The Company believes that it competes favorably with other companies in the industry or is impacted favorably with respect to each of these factors. The technologies and systems which provide back office support for the CLEC industry are nascent and may not keep pace with the growth of order volume, integration with other systems, and production of required information for systems managers. The best personnel in all areas of the Company's operations are in demand by the numerous participants in the highly specialized CLEC industry. While the Company's employee base is very stable, it is anticipated that others in the industry will continue to demand high quality personnel and will thus drive pressure to maintain extremely competitive compensation and benefits packages in addition to an attractive work environment. Regulatory environments at both the state and Federal level differ widely and have considerable influence on the Company's market and economic opportunities and resulting investment decisions. The Company believes it must continue monitoring regulatory developments and remain active in its participation in regulatory issues.


     Services substantially similar to those offered by the Company are also offered by the ILECs, which include Ameritech Corporation, Bell Atlantic Corporation, BellSouth Corporation, SBC and GTE Corporation. The Company believes that ILECs generally benefit from their long-standing relationships with customers, substantial technical and financial resources greater than those of the Company. The ILECs have the potential to subsidize services of the type offered by the Company from service revenues not subject to effective competition and currently benefit from certain existing regulations that favor the ILECs over CLECs such as the Company in certain respects. In addition, in most of the metropolitan areas in which the Company currently operates, at least one, and sometimes several, other CAPs or CLECs offer substantially similar services at substantially similar prices to those of the Company. Other CLECs, CAPs, cable television companies, electric utilities, long distance carriers, microwave carriers, wireless telephone system operators and private networks built by large end users currently do, and may in the future, offer services similar to those offered by the Company.



     In addition, the current trend of business combinations and alliances in the telecommunications industry, including mergers between BOCs, between BOCs and other ILECs, and between major IXCs and CLECs, may create significant new competitors for the Company. For example, Bell Atlantic has acquired the LECs owned by NYNEX and SBC, corporate parent of Southwestern Bell Telephone Company, has acquired Southern New England Telephone and Pacific Telesis. In addition, SBC and Ameritech have agreed to merge, as have Bell Atlantic and GTE Corporation. On July 23, 1998, AT&T announced that it had completed its acquisition of TCG, a competitor of the Company. In addition, AT&T and TCI, a major cable operator, have announced their intent to merge, and have applied to the FCC for consent to the transfer of control of TCI to AT&T.


     The Company believes that the 1996 Act will provide increased business opportunities by opening all local markets to competition and requiring ILECs to provide increased direct interconnection. However, under the 1996 Act, the FCC and some state regulatory authorities may provide ILECs with increased flexibility to reprice their services as competition develops and as ILECs allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to particular customers or for particular routes below the prices charged by the Company for services to those customers or for those routes, just as the Company may itself underprice those new entrants for other services, customers or routes. If the ILECs and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenues of the Company if it is required by market pressure to price at or below the ILECs' prices. If regulatory decisions permit the ILECs to charge CAPs/CLECs substantial fees for interconnection to the ILECs' networks or afford ILECs other regulatory relief, such decisions could also have a material adverse effect on the Company. However, the Company believes that the negative effects of the 1996 Act may be more than offset by
(i) the increased revenues available as a result of being able to address the entire local exchange market, (ii) mutual reciprocal compensation with the ILEC that results in the Company terminating its local exchange traffic on the ILEC's network at little or no net cost to the Company, (iii) obtaining access to off-network customers through more reasonably priced expanded interconnection with ILEC networks and (iv) a shift by IXCs to purchase access services from CAPs/CLECs instead of ILECs. There can be no assurance, however, that these anticipated results will offset completely the effects of increased competition as a result of the 1996 Act.

     Historically, the Company has been able to build new networks and expand existing networks in a timely and economical manner through strategic arrangements such as leasing fiber optic cable from TW Cable, which already possesses rights-of-way and has facilities in place. The Company intends to use its experience and presence in the telecommunications industry to fully exploit its available capacity, further develop and expand its existing telecommunications infrastructure and offer a diversified range of products and services in competitively priced bundles.

GOVERNMENT REGULATION

     Historically, interstate and foreign communication services were subject to the regulatory jurisdiction of the FCC, and intrastate and local telecommunications services were subject to regulation by state public service commissions. With the enactment of the 1996 Act, competition in all telecommunications market segments, including interstate and intrastate, local and long distance, became matters of national policy. As described below, the respective roles of Federal and state regulators to establish rules and pricing requirements to implement that policy remain the subject of litigation. Nonetheless, the Company believes that the national policy fostered by the 1996 Act should contribute to an increase in the market opportunities for the Company. Because these developments require numerous actions to be implemented by individual Federal and state regulatory commissions, and are subject to particular legal, political and economic conditions, it is not possible to predict the pace at which regulatory liberalization will occur.


     Telecommunications Act of 1996. In early 1996, President Clinton signed the 1996 Act, the most comprehensive reform of the nation's telecommunications laws since the Communications Act. The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. This provision of the 1996 Act should enable the Company to provide a full range of local telecommunications services in any state. States retain jurisdiction under the 1996 Act to adopt competitively neutral regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers. States are also responsible for mediating and arbitrating CLEC-ILEC interconnection arrangements if voluntary agreements are not reached. Therefore, the degree of state regulation of local telecommunications services may be substantial.



     The 1996 Act imposes a number of access and interconnection requirements on all LECs, including CLECs, with additional requirements imposed on ILECs. The 1996 Act requires CLECs and ILECs to attempt to resolve interconnection issues through negotiations for at least 135 days. During these negotiations, the parties may submit disputes to state regulators for mediation and, after the negotiation period has expired, the parties may submit outstanding disputes to state regulators for arbitration. As of December 1, 1998, the Company has executed 36 definitive interconnection agreements with ILECs, covering 18 of its markets. The Company has executed interconnection agreements with the ILECs in each of its markets in which it offers switched services and has negotiated, or is negotiating, secondary interconnection arrangements with carriers whose territories are adjacent to the Company's for intrastate intraLATA toll traffic and extended area services.


     Under the 1996 Act, the FCC was required to establish rules and regulations to implement the local competition provisions of the 1996 Act within six months of enactment. In August 1996, the FCC issued two reports and orders. In the First Report and Order, the FCC promulgated rules to govern interconnection, resale, unbundled network elements, and the pricing of those facilities and services, as well as the negotiation and arbitration procedures to be utilized by states to implement those requirements. In the Second Report and Order, the FCC adopted rules to govern the dialing parity requirements of the 1996 Act.

     In July 1997, the Eighth Circuit Court of Appeals issued a decision in which it affirmed certain portions of the FCC's rules and vacated others. It vacated the FCC rules governing the pricing of interconnection, resale, and unbundled network elements on the basis that the FCC lacks jurisdiction to establish pricing rules for intrastate service. It also vacated rules allowing requesting carriers to select from among various provisions of individual interconnection agreements between ILECs and other carriers, and rules permitting the combining of network elements. In a subsequent decision, the court vacated the FCC's dialing parity rules with respect to intraLATA service. In October 1997, the Eighth Circuit Court of Appeals issued an order on rehearing in which it vacated one additional FCC rule. The vacated rule prohibited ILECs from separating network elements that they currently combine, except upon request. Although the FCC's rules governing the pricing of interconnection, unbundled network elements and resale have been vacated by the Eighth Circuit Court of Appeals, interconnection and arbitration proceedings at the state level have continued with the states implementing their own pricing standards.

     Several entities, including the United States government, have submitted petitions for certiorari asking the U.S. Supreme Court to review the orders of the Eighth Circuit Court of Appeals. Those petitions ask the Supreme Court to review the Court of Appeals' ruling that the FCC lacks jurisdiction to establish pricing rules for intrastate services and facilities as well as to establish dialing parity requirements for intrastate (including most intraLATA) service. In addition, the petitions ask the Supreme Court to review the Court of Appeals' decision to vacate the so-called 'pick and choose' rule established by the FCC. That rule required LECs to make available to requesting carriers (including the Company) any provision from any interconnection, unbundled network element or resale agreement between an ILEC and any requesting carrier approved by a state commission. Finally, several of the petitions (including that of the U.S. government) have asked the Supreme

Court to review the October 1996 rehearing order vacating the FCC rule which required ILECs to make available combined packages of network elements.


     On January 26, 1998, the Supreme Court issued an order granting all of the petitions for certiorari seeking its review of the order of the Eighth Circuit Court of Appeals. The case was heard in October 1998, and is expected to be decided prior to the end of the Supreme Court's term in June 1999. Unless the Supreme Court reverses the rulings of the Eighth Circuit Court of Appeals, interconnection, resale and unbundled network element pricing questions will continue to be determined solely by state commissions based upon each state's own pricing rules and standards. The obligation to provide dialing parity for intrastate services will remain a requirement of the 1996 Act, although it will be left to the states to establish rules to implement that requirement. In addition, there will be no Federal obligation for ILECs to offer combined platforms of network elements, although state commissions may impose such a requirement. The Company believes that the availability of combined platforms of network elements could create economic incentives for new competitors to enter local markets through acquisition of ILEC network element platforms rather than by investing in their own network facilities as the Company does.



     The 1996 Act provides a detailed list of items which are subject to these interconnection negotiations, as well as a detailed set of duties for all affected carriers. All LECs, including CLECs, have a duty to (i) not unreasonably limit the resale of their services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers,
(iv) provide access to poles, ducts and conduits and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications.



     Under the 1996 Act and rules established by the FCC in 1996 (and modified on reconsideration in 1997), LECs, including the Company, are required to make available number portability. Number portability refers to the ability of users of telecommunications services to retain, at the same location, existing telecommunications numbers without impairment of quality, reliability, or convenience when switching from one telecommunications carrier to another. Under the schedule for number portability implementation established by the FCC, LECs are required to implement number portability in the 100 largest MSAs over a 5-phase period which begins on October 1, 1997 and concludes December 31, 1998. Thereafter, in areas outside the 100 largest MSAs, LECs are required to make available number portability within 6 months of receipt of a specific request from another telecommunications carrier.


     The 1996 Act and the FCC's rules also require LECs to implement dialing parity. Dialing parity refers to the ability of a person that is not an affiliate of a LEC to be able to provide telecommunications services in such a manner that customers have the ability to route automatically without the use of any access code, their telecommunications to the telecommunications service provider of the customer's designation from among 2 or more telecommunications service providers (including such LEC). Under rules promulgated by the FCC in 1996, all LECs, including the Company, are required to provide intraLATA and interLATA dialing parity not later than February 8, 1999. However, if a LEC also provides interLATA service as the Company does, that LEC was required to provide dialing parity by August 8, 1997. LECs unable to comply with that August 8, 1997 deadline were required to have notified the FCC by May 8, 1997. As indicated above, the Eighth Circuit Court of Appeals has vacated the FCC's dialing parity rules with respect to intraLATA dialing.


     In addition to those general duties of all LECs, ILECs have additional duties to (i) interconnect at any technically feasible point and provide service equal in quality to that provided to their customers or the ILEC itself, (ii) provide unbundled access to network elements at any technically feasible point,
(iii) offer retail services at wholesale prices for the use of competitors,
(iv) provide reasonable public notice of changes in the network or the information necessary to use the network and (v) provide for physical collocation. The 1996 Act further imposes various pricing guidelines for the provision of certain of these services. Both the ILECs and the requesting carriers have a statutory duty to negotiate in good faith regarding these arrangements, and the RBOCs, in particular, must successfully achieve agreements, leading to the development of facilities-based competition for business and residential users, in order to enter the long distance markets within their regions. The Company has successfully concluded agreements governing interconnection arrangements in all of the states in which it holds CLEC authority. A number of the Company's competitors are arbitrating issues governing interconnection. The Company's agreements may be replaced by arrangements which will reflect the outcome of arbitration and utility commission proceedings concerning pricing and other terms of interconnection. The Company cannot predict the outcome of such arbitration and utility commission proceedings.

     As noted above, the Company, in those states in which it is a CLEC, is subject to five obligations under the 1996 Act. Specifically, the Company must
(i) not unreasonably limit the resale of its services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers, (iv) provide access to poles, ducts and conduits owned by it and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications. The Company does not restrict the resale of its services, engages in reciprocal compensation arrangements, provides dialing parity, and provides full number portability, satisfying four of the five requirements. The Company generally licenses poles, ducts and conduits, and therefore owns few such rights-of-way subject to the requirement to make them available to other carriers.



     The 1996 Act establishes procedures under which BOCs may apply to the FCC for authority to provide interLATA service from states within their operating regions. A BOC seeking in-region interLATA authority must demonstrate that it is subject to competition from a competitor in the state with whom it has entered into an interconnection agreement and which is providing service to business and residential customers within the state exclusively or predominantly over its own facilities. Alternatively, the BOC may seek in-region interLATA authority if no provider has requested access and interconnection, and the BOC has in place a state commission-approved statement of generally available terms and conditions for access and interconnection which is available to competitors. Further, access and interconnection agreements must comply with each point of a 14 point competitive checklist. To date, five applications have been filed by BOCs with the FCC for authority pursuant to Section 271 of the Communications Act to provide interLATA long distance service in states within their operating territories. All five of those applications have been denied by the FCC. An application by SBC for FCC authority to provide long distance service in Oklahoma was denied in June 1997. SBC's appeal of that decision was denied by the U.S. Court of Appeals for the District of Columbia Circuit in March 1998. In August 1997, the FCC also denied an application by Ameritech to provide long distance service in Michigan. BellSouth applications for FCC approval to provide long distance service in South Carolina and Louisiana also were denied by the FCC in December 1997 and February 1998, respectively. In July 1998, BellSouth again applied to the FCC to provide long distance service in Louisiana. That application was denied by the FCC in October 1998. In addition to those FCC applications, SBC Corporation brought a lawsuit in the U.S. District Court for the Northern District of Texas in which it challenged on constitutional grounds the BOC long distance entry provisions of the Communications Act. In December 1997, the District Court ruled in favor of SBC finding those provisions to be unconstitutional. Shortly thereafter, the District Court stayed its decision pending review by the U.S. Court of Appeals for the Fifth Circuit. On September 4, 1998, the U.S. Court of Appeals for the Fifth Circuit reversed that decision of the District Court concluding that the provisions of Section 271 governing the BOCs interLATA service entry is not an unconstitutional bill of attainder. Several parties, including SBC, have filed petitions for certiorari with the U.S. Supreme Court asking that it review the decision of the Fifth Circuit. On January 19, 1999, the Supreme Court declined to review that decision. The Company anticipates that eventually the BOCs will be found to comply with the requirements of the Communications Act governing in-region long distance entry and their applications for authority to provide interLATA service will be approved and they will be permitted to offer interLATA services within their operating territories.


     If the BOCs become authorized to provide in-region interLATA service, they will be able to offer customers a full range of local and long distance services. BOC entry into the interLATA services markets may reduce the market shares held by major IXCs, which are among the Company's largest customers. However, the Company believes that BOC entry into the interLATA market will encourage IXCs to increase their use of exchange access services offered by the Company and by other CLECs rather than the exchange access services of the BOCs. When BOCs provide long distance services outside their local telephone service areas, they will be potential customers of the Company's services as well as services of other CLECs and CAPs.

     The 1996 Act obligates the FCC to establish mechanisms for ensuring that consumers, including low income consumers and those located in rural, insular and high cost areas, have access to telecommunications and information services at rates reasonably comparable to those charged for similar services in urban areas. The 1996 Act also requires the FCC to establish funding mechanisms to make available access to telecommunications services, including advanced services, to schools, libraries and rural health care centers. These requirements are generally referred to as the 'universal service requirements' of the 1996 Act. In May 1997, the FCC adopted rules to implement the universal service requirements. Under those rules, all telecommunications carriers, including the Company, are required to contribute to support universal service. If the Company offers to provide local exchange service to all customers within certain geographic areas, it may be deemed to be an 'Eligible Carrier' and therefore entitled to subsidy funds under the program established by the FCC. Certain aspects of universal service, including the formulas to be used to quantify local service costs remain under study by the FCC. In addition, several parties appealed the FCC's May 1997 universal service order. Those appeals were consolidated in the U.S. Court of Appeals for the Fifth Circuit and are pending.



     On December 23, 1998, the FCC established rules to govern the manner in which telecommmunications carriers effectuate and verify selection by consumers of preferred providers of local exchange and interexchange services. The Company will be subject to those rules and will be required to comply with the specific verification requirements established by the FCC. Violation of those rules could subject the Company to sanctions imposed by the FCC.



     Federal Regulation. Following a June 1997 decision of the FCC, the Company has been permitted to provide its interstate access services without having tariffs on file with the FCC. Following that decision, the Company withdrew its interstate access services tariff and now provides such services pursuant to contracts entered into with customers. This will improve the Company's ability to rapidly change its access service pricing in response to competition and will reduce the Company's regulatory compliance costs. The Company is still required to file with the FCC tariffs for its other interstate telecommunications services, including long distance service.



     The FCC's action does not, however, impact the Company's state public utility commission tariff requirements. Whether or not the Company is subject to a tariff filing requirement, the Company must offer its interstate services on a nondiscriminatory basis, at just and reasonable rates, and it is subject to the complaint provisions of the Communications Act. For its current offering of interstate services as a nondominant carrier, the Company is not subject to rate of return or price cap regulation by the FCC and may install and operate digital facilities for the transmission of interstate communications without prior FCC authorization. Pursuant to the 1996 Act, the Company is subject to additional Federal regulatory obligations when it provides local exchange service in a market, such as the access and interconnection requirements that are imposed on all LECs. See 'Telecommunications Act of 1996.'



     The Communications Assistance for Law Enforcement Act, enacted in 1994, requires telecommunications carriers, including the Company, to make their equipment and facilities capable of assisting authorized law enforcement agencies to conduct electronic surveillance. By September 8, 1998, subject carriers were required to notify the Attorney General of systems which do not have the capacity to meet surveillance requirements specified by the Attorney General. By October 25, 1998, telecommunications carriers, including the Company, were required to meet the surveillance standards set by the Attorney General. The FCC has extended the date for compliance with these requirements until June 30, 2000.



     State Regulation. The Company has acquired all state government authority needed to conduct its business as currently contemplated. Most state public service commissions require carriers that wish to provide local and other jurisdictionally intrastate common carrier services to be authorized to provide such services. The Company's operating subsidiaries and affiliates are authorized as common carriers in ten states. These certifications cover the provision of switched services including local basic exchange service, point to point private line, competitive access services, and in five states long distance services.


     Local Government Authorizations. The Company may be required to obtain from municipal authorities street opening and construction permits and other rights and other rights-of-way to install and expand its networks in certain cities. In some cities, the Company's affiliates or subcontractors may already possess the requisite authorizations to construct or expand the Company's networks.


     In some of the metropolitan areas where the Company provides network services, the Company pays license or franchise fees based on a percent of gross revenues. There can be no assurance that municipalities that do not currently impose fees will not seek to impose fees in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. Under the 1996 Act, municipalities are required to impose such fees on a competitively neutral and nondiscriminatory basis. There can be no assurance, however, that municipalities that currently favor the ILECs will conform their practices in a timely manner or without legal challenges by the Company or another CAP or CLEC. Moreover, there can be no assurance that ILECS with whom the Company competes will not be excluded from such local franchise fee requirements by previously-enacted legislation allowing them to utilize rights-of-way throughout their states without being required to pay franchise fees to local governments.


     If any of the Company's existing franchise or license agreements for a particular metropolitan area were terminated prior to its expiration date and the Company were forced to remove its fiber optic cables from the streets or abandon its network in place, even with compensation, such termination could have a material adverse effect on the Company's operation in that metropolitan area and could have a material adverse effect on the Company.

     The Company is party to various regulatory and administrative proceedings, however, subject to the discussion above, the Company does not believe that any such proceedings will have a material adverse effect on its business.

COMPANY NAME


     The use of the 'Time Warner' name by the Company is subject to the License Agreement. See 'Risk Factors -- Discontinuance of Use of `Time Warner' Name' and 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


EMPLOYEES


     As of September 30, 1998, the Company employed approximately 858 full-time employees. The Company believes that its relations with its employees are good. By succession, the New York City operating entity is a party to a collective bargaining agreement. In connection with the construction and maintenance of its networks and the conduct of its other business operations, the Company uses third party contractors, some of whose employees may be represented by unions or collective bargaining agreements. The Company believes that its success will depend in part on its ability to attract and retain highly qualified employees and maintain good working relations with its current employees.


PROPERTIES

     The Company leases network hub sites and other facility locations and sales and administrative offices, substantially all of which are leased from TW Cable, in each of the cities in which it operates networks. During 1996 and 1997, rental expense for the Company's facilities and offices totaled approximately $3.9 million and $4.7 million, respectively. The Company owns no material real estate. Management believes that its properties, taken as a whole, are in good operating condition and are suitable and adequate for the Company's business operations. The Company currently leases approximately 130,000 square feet of space in Greenwood Village, Colorado, where its corporate headquarters are located.

LEGAL PROCEEDINGS

     The Company is a party to various claims and legal and regulatory proceedings arising in the ordinary course of business. The Company does not believe that such claims or proceedings, individually or in the aggregate, will have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


     The following table sets forth certain information (as of December 1, 1998) with respect to the persons who are members of the Board of Directors, executive officers or key employees of the Company:




                NAME                   AGE                                  POSITION
------------------------------------   ---   ----------------------------------------------------------------------
Larissa L. Herda....................   40    President and Chief Executive Officer and Director
Paul B. Jones.......................   52    Senior Vice President, General Counsel and Regulatory Policy
A. Graham Powers....................   52    Senior Vice President, Engineering and Technology
David J. Rayner.....................   41    Senior Vice President and Chief Financial Officer
John T. Blount......................   40    Senior Vice President, Sales
Raymond H. Whinery..................   44    Senior Vice President, Technical Operations
Mark A. Peters......................   38    Vice President, Treasurer
Julie A. Rich.......................   45    Vice President, Human Resources and Business Administration
Jill Stuart.........................   44    Vice President, Accounting and Finance and Chief Accounting Officer
Richard J. Bressler.................   41    Director
Glenn A. Britt......................   49    Director(1)
Stephen A. McPhie...................   45    Director(1)
Robert J. Miron.....................   61    Director
Richard J. Davies...................   49    Director(1)
Audley M. Webster, Jr...............   45    Director(1)
Pearre A. Williams..................   44    Director


------------






(1) Prior to the completion of the Offering, the Board of Directors will be expanded and these directors will be selected and nominated in accordance with the Stockholders' Agreement. Ms. Herda and Messrs. Bressler, Miron and Williams will remain on the Board of Directors following the Offering.



     Ms. Herda has served as President and Chief Executive Officer of the Company since June 22, 1998. From March 1997 to June 21, 1998, Ms. Herda served as Senior Vice President, Sales of the Company. From 1989 to 1997, Ms. Herda was employed by MFS Telecom Inc., a CLEC, most recently as Southeast Regional Vice President and General Manager. Ms. Herda has served as a Director of the Company since June 22, 1998.



     Mr. Jones has served as Senior Vice President, General Counsel and Regulatory Policy of the Company since August 1998. Prior to August 1998, Mr. Jones served as Senior Vice President, Legal and Regulatory Policy of the Company since October 1993. From 1992 to 1993, Mr. Jones served as Senior Vice President, Corporate Development of Time Warner Cable Ventures. Mr. Jones was Senior Vice President and General Counsel of Warner Cable from 1987 to 1992 and Vice President, Strategy and Development of CBS Publishing Group from 1985 to 1986. From 1977 to 1979, Mr. Jones was the Assistant General Counsel for the FCC.



     Mr. Powers has served as Senior Vice President, Engineering and Technology of the Company since June 1996. From August 1993 to May 1996, Mr. Powers served as Senior Vice President, Operations Development and Business Implementation. Prior to joining the Company, Mr. Powers was the President of Telecommunications Strategy Inc., a technology consulting service, from May 1992 to July 1993 and previously held various management positions at American Television and Communications Corporation, a subsidiary of Time Warner Inc.



     Mr. Rayner has served as Senior Vice President and Chief Financial Officer of the Company since June, 1998. From February 1997 to May 1998, Mr. Rayner served as Vice President, Finance. From May 1994 to February 1997, Mr. Rayner served as Controller. From 1982 to 1994, Mr. Rayner held various financial and operational management positions in TW Cable.



     Mr. Blount has served as Senior Vice President, Sales of the Company since June 24, 1998. Prior to that, Mr. Blount served as the Company's Regional Vice President for the Midwest and Southwest regions from January 1997 and Milwaukee's Vice President and General Manager from January 1996 to January 1997, having served as its General Manager from February 1995. Prior to joining the Company, Mr. Blount held various sales positions at US WEST starting in 1988, including Director of Sales for US WEST !nterprise in Minneapolis from May 1994 to February 1995 and Sales and Service Manager for South Dakota from January 1992 to May 1994.



     Mr. Whinery has served as Senior Vice President, Technical Operations of the Company since January 1997. From May 1994 to January 1997, Mr. Whinery served as the Senior Director of Engineering and Planning. Prior to May 1994, Mr. Whinery was employed by U S WEST, Inc. (the predecessor of MediaOne) from 1978 and served as General Manager for Idaho, Montana, North Dakota and South Dakota from 1992 to 1994.



     Mr. Peters has served as Vice President, Treasurer of the Company since July 15, 1998. From March 1996 to July 1998, Mr. Peters participated in entrepreneurial start-up ventures. From January 1990 to February 1996, Mr. Peters was an executive officer with Nextel Communications, Inc. and predecessor OneComm where he most recently held the position of Vice President of Finance and Treasurer.



     Ms. Rich has served as Vice President, Human Resources and Business Administration of the Company since March 1998. From June 1996 to February 1998, she owned an independent human resources consulting practice. From 1984 to 1996 she was a founder of XEL Communications, Inc., a telecommunications manufacturer, and held positions of Director and Vice President of Human Resources.



     Ms. Stuart has served as Vice President, Accounting and Finance and Chief Accounting Officer since July 1998. Prior to that, she served as Director, Finance and Business Planning from September 1994 to July 1998.



     Mr. Bressler has served as a director of the Company since February 1998, as a director of TWT Inc. since July 1998 and as Executive Vice President and Chief Financial Officer of Time Warner Inc. since January 1998. Prior to that, he served as Time Warner Inc.'s Senior Vice President and Chief Financial Officer from March 1995; as Senior Vice President, Finance from January 1995; and as a Vice President prior to that. Mr. Bressler is also a member of the Board of Representatives of TWE.



     Mr. Britt has served as a director of the Company since July 1998, as Vice President of the Company since July 1998 and as Chief Executive Officer and President of Time Warner Cable Ventures, a division of TW Cable, for more than the past five years.



     Mr. McPhie has served as a director of the Company since July 1998, and as Executive Vice President of MediaOne International, a division of MediaOne, since August 1998. From January 1997 to June 1998, Mr. McPhie served as President and Chief Executive Officer of the Company. Prior to that, Mr. McPhie was Vice President of Business Development at U S WEST, Inc. (the predecessor of MediaOne) from November 1995. From 1993 to 1995, Mr. McPhie served as Senior Vice President of MFS Network Technologies, a CLEC, and from 1989 to 1993, he was the President of Mission Group, a telecommunications consultancy.



     Mr. Miron has served as a director of the Company since July 1998, and as President of Advance/Newhouse Communications since April 1995, having served as President of Newhouse Broadcasting Corporation from October 1986.



     Mr. Davies has served as a director of the Company since October 1998, and as ____________.



     Mr. Webster has served as a director of the Company since July 1998, and as Vice President -- Shared Corporate Resources of MediaOne since December 1997. Prior to December 1997, he was Vice President -- Corporate Strategy of MediaOne from December 1996. Prior to that, Mr. Webster served as Executive Director of U S WEST since February 1993.



     Mr. Williams has served as a director of the Company since July 1998, as Vice President of MediaOne and as President of Multimedia Ventures of MediaOne since July 1997. Prior to July 1997, Mr. Williams served as Vice President, Business Development of MediaOne from June 1995 and as Vice President, Corporate Development of U S WEST, Inc. prior to that, Mr. Williams is also a member of the Board of Representatives of TWE.


COMPENSATION OF DIRECTORS


     Directors who are employees of the Company or of any of the holders of Class B Common Stock or their affiliates will receive no compensation for their services as directors. It is currently anticipated that each director who is not affiliated with the Company or of any of the holders of Class B Common Stock will be entitled to receive an annual retainer of $25,000 (to be paid 50% in cash and 50% in Class A Common Stock) and an additional $1,000 plus reasonable expenses for attending each meeting of the Board of Directors. Each such director is also entitled to be paid $1,000 annually for each committee of the Board of Directors for which such director serves as chairman.


BOARD COMPOSITION


     Directors are elected annually. The Stockholders Agreement provides that the Board of Directors will consist of up to 10 directors and that at each annual meeting of the Company's stockholders at which directors are elected, the holders of the Class B Common Stock (all of which is currently held by the Existing Stockholders) will vote their shares in favor of the following nominees: (i) up to seven nominees selected by the holders of Class B Common Stock, (ii) the Chief Executive Officer of the Company (the 'CEO') and (iii) two nominees who are neither employed by nor affiliated with the Company or any holder of Class B Common Stock and who are selected by a committee comprised of the members of the Board of Directors, other than the CEO and the independent directors. The independent directors are expected to be nominated within 90 days of the Offering. See 'Certain Relationships and Related
Transactions -- Stockholders Agreement.' The holders of the Class A Common Stock will not have the right, as a class, under the Company's Restated Certificate of Incorporation or the Stockholders Agreement to nominate any individuals for election to the Board of Directors.


COMMITTEES OF BOARD OF DIRECTORS


     The Board of Directors will have two committees: (i) an Audit Committee and
(ii) a Compensation Committee.



     The Audit Committee will be comprised of a majority of independent directors. The Audit Committee reviews and recommends to the Board, as it deems necessary, the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of financial statements of the Company. The Audit Committee makes recommendations to the Board concerning the engagement of independent public accountants and the scope of the audit to be undertaken by such accountants. Ernst & Young LLP presently serves as the independent auditors of the Company.



     The Compensation Committee will be comprised solely of independent directors. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee will exercise all authority under the 1998 Option Plan (as defined) of the Company (unless the Board appoints any other committee to exercise such authority), and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies. The Compensation Committee will have such additional powers and be granted additional authority as may be conferred upon it from time to time by the Board.


COMPENSATION OF EXECUTIVE OFFICERS


     The following table sets forth information concerning total compensation paid to the Company's CEO and each of its four remaining most highly compensated current executive officers (the 'named executive officers') for services rendered to the Company during 1998 in their capacities as executive officers.

                           SUMMARY COMPENSATION TABLE



                                            ANNUAL COMPENSATION              LONG-TERM COMPENSATION
                                           ----------------------   ----------------------------------------
                                                                     AWARDS(2)
                                                                    ------------
                                                                    TIME WARNER      CLASS A
                                                                    COMMON STOCK   COMMON STOCK    PAYOUTS
                                                                     UNDERLYING     UNDERLYING    ----------
                                                                      OPTIONS        OPTIONS         LTIP         ALL OTHER
        NAME & PRINCIPAL POSITION           SALARY(1)      BONUS     AWARDED(2)     AWARDED(3)    PAYOUTS(4)   COMPENSATION(5)
-----------------------------------------  ------------   -------   ------------   ------------   ----------   ---------------
Larissa L. Herda(6) .....................    $300,000                   7,600                      $      --       $    --
  President and Chief Executive Officer
Paul B. Jones ...........................    $259,242                  16,700                      $ 150,000       $    --
  Senior Vice President,
  Legal & Regulatory
A. Graham Powers ........................    $175,479                   7,600                      $  67,500       $ 1,620
  Senior Vice President,
  Engineering & Technology
David J. Rayner .........................    $171,000                   7,600                      $      --       $ 1,200
  Senior Vice President and Chief
  Financial Officer
John T. Blount ..........................    $170,500                    --                        $      --       $ 1,643
  Senior Vice President, Sales
Stephen A. McPhie(6) ....................    $234,000                    --                        $      --       $    --
  Former President and Chief Executive
  Officer


------------


(1) The information provided under the heading 'Salary' is the annual salary received by the named executive officers as of December 31, 1998 pursuant to their employment agreements with the Company (except for Mr. McPhie for whom the information provided represents his annual salary received prior to June 22, 1998. See note 6). These employment agreements also provide for an annual bonus target of 50% of each executive's annual salary. See
    ' -- Employment Agreements.' In accordance with rules of the Securities and Exchange Commission ('SEC'), amounts of personal benefits totalling less than 10% of the total annual salary and bonus reported in the Table have been omitted.



(2) All of these options are exercisable for the common stock of Time Warner Inc. ('TW common stock') and have been adjusted to reflect a two-for-one stock split (the 'TW Stock Split') of TW common stock effected on December 15, 1998. None of these options was awarded with tandem stock appreciation rights ('SARs'). For information regarding stock options with respect to Class A Common Stock that were assumed by the Company in connection with the Reconstitution, see ' -- Stock Option Plan.' Mr. McPhie holds 12,450 restricted shares of common stock of MediaOne awarded in February 1997 by U S WEST, 11,200 of which will vest on February 6, 1999 and 1,250 of which will vest on February 21, 1999. No dividends are paid on such shares of MediaOne common stock. The value of these restricted shares based on the closing price of MediaOne common stock on the New York Stock Exchange Composite Listing on December 31, 1998 was $585,150. None of the other named executive officers was awarded restricted stock of MediaOne, Time Warner Inc. or the Company during 1998 or holds any such shares.






(3) These options were originally awarded by TWT LLC with respect to equity interests therein and were assumed by the Company in connection with the Reconstitution and are exercisable for Class A Common Stock.






(4) These payouts were made in 1998 to participants in the TW Cable Long-Term Cash-Flow Incentive Plan for the 1994 to 1997 four-year cycle.






(5) The amounts shown in this column include the following:



         (a) Pursuant to the TWC Savings Plan (the 'Savings Plan'), a defined contribution plan available generally to employees of the Company, each executive named above, if eligible, may defer a portion of his or her annual compensation and the Company contributes an additional two-thirds of that contribution so deferred by the executive ('Matching Contribution'). These Matching Contributions were invested under the


                                              (footnotes continued on next page)

(footnotes continued from previous page)

    Savings Plan. The amount contributed on behalf of each named executive officer for 1998, through April 30, 1998, is disclosed under the heading 'All Other Compensation.'



         (b) The Company maintains a program of life and disability insurance generally available to all salaried employees on the same basis. For 1998, prior to the Reorganization, group term life insurance was reduced to $50,000 for Mr. Jones, who is given an annual cash payment equal to the cost of replacing coverage amounting to three times base salary and annual bonus less $50,000.






(6) Ms. Herda became President and Chief Executive Officer of the Company on June 22, 1998 upon the resignation of Mr. McPhie who, effective August 1, 1998, became an Executive Vice President of MediaOne International, a division of MediaOne. Prior to June 22, 1998, Ms. Herda served as the Senior Vice President, Sales.


STOCK OPTION PLAN

     GENERAL


     In connection with the Reconstitution, Newco assumed the obligations under the TWT LLC 1998 Option Plan, amended such plan and renamed it the Time Warner Telecom Inc. 1998 Stock Option Plan (the '1998 Option Plan'). The 1998 Option Plan provides for the granting of stock options to purchase shares of Class A Common Stock to directors and current or prospective employees of, and consultants or other individuals providing services to, the Company and its subsidiaries. The Company believes that the stock options to be granted under the 1998 Option Plan are an important part of the compensation of the Company's key employees.


     STOCK SUBJECT TO THE PLAN


     The 1998 Option Plan provides for the granting of options ('Options') to
purchase a maximum of       shares (approximately    % of the Class A Common
Stock expected to be outstanding) of the Company's Class A Common Stock (the 'Awards'). The shares of Class A Common Stock issued under the 1998 Option Plan may be either authorized and unissued shares or issued shares held in treasury, or both. The Company will reserve the number of shares necessary to satisfy the maximum number of shares that may be issued under the 1998 Option Plan. The Class A Common Stock underlying any Option that expires, terminates or is canceled for any reason without being exercised will again become available for Awards under the 1998 Option Plan. Cash payments received by the Company upon the exercise of Options will be used for general corporate purposes.


     ADMINISTRATION AND ELIGIBILITY


     The Board of Directors intends to delegate authority to administer the 1998 Option Plan to its Compensation Committee (the 'Committee'). Members of the Committee will be 'non-employee directors' within the meaning of SEC Rule 16b-3 and 'outside directors' within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the 'Code').



     Awards may be made to employees and directors whether or not they participate or are entitled to participate in any other option, restricted stock or other compensation plan of the Company. The maximum number of shares that may
be awarded to any one person during one calendar year is      . The exercise of
Options granted to a prospective employee will be conditioned upon such person becoming an employee of the Company or one of its subsidiaries.



     Except as expressly provided by the 1998 Option Plan, the Board of Directors, or to the extent delegated to the Committee, the Committee will have the plenary authority in its discretion, to grant Awards under the 1998 Option Plan and to determine the terms and conditions (which need not be identical) of such Awards, including without limitation, (a) the employees and directors to whom, and the time or times at which, Awards will be granted, (b) the number of Awards to be granted, (c) whether an Option will be an incentive stock option, within the meaning of Section 422A of the Code ('ISO') or a nonqualified stock option ('NSO'), (d) the exercise price of any such Award, (e) when an Option can be exercised and whether in whole or in installments, and (f) the form, terms and provisions of any agreement in which Awards of Options are made
(an 'Award Agreement').

     OPTIONS


     Purchase Price. Subject to the limitations set forth below, the purchase price of the shares of Class A Common Stock covered by each Option will be determined by the Board of Directors, or to the extent delegated to the Committee, the Committee on the date of grant. The purchase price of the shares of Class A Common Stock covered by each Option will not be less than the fair market value of the Class A Common Stock on the date of grant of such Option. In addition, an ISO may not be granted to any person who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company unless the purchase price is at least 110% of the fair market value of the Class A Common Stock at the time the ISO is granted and the ISO is not exercisable after the expiration of five years from the date it is granted.



     Term and Exercise. The duration of each Option will be for a period of up to ten years as the Board of Directors, or to the extent delegated to the Committee, the Committee determines at the time of grant. Each Option may be exercised in whole or in part at any time or only after a period of time or in installments, as determined by the Board of Directors or Committee at the time of grant, or by the Board of Directors' or Committee's subsequent acceleration. Under the terms of the 1998 Option Plan, Options become immediately exercisable in full if the optionee's employment terminates by reason of death or total disability.



     The Board of Directors, or to the extent delegated to the Committee, the Committee will establish Option exercise procedures. Payments may be made in cash or, unless otherwise determined by the Board of Directors or Committee, in shares of Class A Common Stock already owned by the optionee or partly in cash and partly in such Common Stock.


     Options may be exercised after termination of employment only to the extent provided in the Award Agreement; provided, however, that (i) if employment terminates by reason of death or total disability, Options will remain exercisable for a period of at least one year after such termination (but not later than the scheduled expiration of such Options) and (ii) if employment terminates for cause, then all such Options will terminate immediately.

     Transferability. To the extent permitted by the Award Agreement, Options will be transferable by gift to members of a holder's immediate family. Options will also be transferable to a designated beneficiary or by will or the laws of descent and distribution upon the death of the holder.

     ACCELERATION OF OPTIONS


     Unless otherwise provided in the Award Agreement, each Award will vest upon the occurrence of any of the following change-of-control transactions: (i) the Board of Directors (or stockholders if required) approves (a) a consolidation or merger in which the Company is not the surviving corporation or pursuant to which the Class A Common Stock would be converted into cash, securities or other property, excluding any consolidation or merger in which the stockholders of the Company immediately prior to the transaction have the same proportionate ownership of the equity value of the surviving company immediately after the transaction, (b) the sale of all or substantially all of the assets of the Company or (c) the liquidation or dissolution of the Company or (ii) (a) the Existing Stockholders as a group cease to have the ability to elect a majority of the members of the Board of Directors (other than the CEO and independent directors; provided that independent directors shall be included in calculating whether the foregoing majority requirement is satisfied if the directors nominated by the Existing Stockholders do not constitute a majority of the committee that selects the Board of Directors' nominees for independent directors) and (b) a 'person' or 'group' (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act')) (other than the Existing Stockholders) has become the ultimate 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Company's securities, on a fully diluted basis, and such ownership represents a greater percentage of the total voting power of the Company's securities, on a fully diluted basis, than is held by the Existing Stockholders as a group on such date.



     Under Section 4999 of the Code, an optionee may be required to pay an excise tax on certain cash or stock received in connection with any such change-of-control transaction, and, under Section 280G of the Code, the



Company, may not be entitled to a deduction for Federal income tax purposes for certain of such cash or stock paid to an optionee. However, the 1998 Option Plan provides that Award Agreements may contain provisions relating to the applicability of the penalty provisions of Section 4999 of the Code to any such cash or stock received by an optionee.

     ADDITIONAL PROVISIONS


     Change in Capitalization. In the event of stock split, stock dividend, recapitalization, merger, consolidation or other similar transaction which affects the character or amount of the outstanding shares of Class A Common Stock, the Board of Directors, or to the extent delegated to the Committee, the Committee will equitably adjust the purchase price of each Award and the number of shares subject to each such Award, and the number of shares for which Awards may be granted under the 1998 Option Plan will be appropriately adjusted.



     Other. The obligations of the Company with respect to Awards granted under the 1998 Option Plan are subject to all applicable laws. Unless otherwise provided by the Board of Directors, or to the extent delegated to the Committee, the Committee, the payment of withholding taxes due in respect of an Award under the 1998 Option Plan may be made with shares of Class A Common Stock.


     AMENDMENT AND TERMINATION


     No Awards may be granted under the 1998 Option Plan on or after July 14, 2008. The Board of Directors may terminate or amend the 1998 Option Plan at any time, provided that the Board of Directors must comply with all applicable laws, applicable stock exchange listing requirements and applicable requirements for the 1998 Option Plan to qualify as 'performance based' under Section 162(m) of the Code. Termination or amendment of the 1998 Option Plan or any outstanding Award may not adversely affect the rights of any holder without his or her consent.


     AWARDS UNDER THE 1998 OPTION PLAN


     In connection with the Reconstitution, Newco assumed options awarded by TWT LLC that were exercisable for units of Class A limited liability company interests (each, a 'unit') in TWT LLC. These options were adjusted in the Reconstitution such that an option with respect to one TWT LLC unit at an
exercise price of $12 per unit became exercisable for        shares of Class A
Common Stock at an exercise price of $       per share (subject to adjustment
based on the size of the Offering and the initial public offering price). As a result of the Reconstitution, each of Ms. Herda and Messrs. Jones, Powers,
Rayner and Blount holds NSOs with respect to        ,        ,        ,
and        shares of Class A Common stock, respectively, and there are options
with respect to an additional       shares held by other employees, all with an
exercise price of $       per share (subject to adjustment based on the size of
the Offering and the initial offering price). These options become exercisable in installments of one-quarter on the first anniversary of the date of grant and one-sixteenth at the end of each calendar quarter thereafter (subject to acceleration upon the occurrence of certain events) and will expire ten years from the date of grant.


     FEDERAL INCOME TAX CONSEQUENCES OF OPTIONS

     The following summary generally describes the principal Federal (and not state and local) income tax consequences of Awards granted under the 1998 Option Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular officer or to the Company. The provisions of the Code and the regulations thereunder relating to these matters are complicated and their impact in any one case may depend upon the particular circumstances.

     If an Option is granted in accordance with the terms of the 1998 Option Plan, no income will be recognized by the recipient thereof at the time the Option is granted.

     On exercise of an NSO, the amount by which the fair market value of the shares of Class A Common Stock on the date of exercise exceeds the purchase price of such shares will generally be taxable to the optionee as ordinary income, and will be deductible for tax purposes by the Company in the year in which the optionee recognized the ordinary income. The disposition of shares acquired upon exercise of an NSO will ordinarily result in long-term or short-term capital gain or loss (depending on the applicable holding period) in an amount equal to the difference between the amount realized on such disposition and the sum of the purchase price and the amount of ordinary income recognized in connection with the exercise of the NSO.

     On exercise of an ISO, an optionee will generally not recognize any income and the Company will generally not be entitled to a deduction for tax purposes. However, the difference between the exercise price and the fair market value of the shares received on the date of exercise will be treated as a positive adjustment in determining alternative minimum taxable income, which may subject the optionee to the alternative minimum tax. The disposition of shares acquired upon exercise of an ISO will ordinarily result in long-term or short-term capital gain or loss (depending on the applicable holding period). However, if the optionee disposes of shares acquired upon exercise of an ISO within two years after the date of grant or within one year after the date of exercise (a 'disqualifying disposition'), the Optionee will generally recognize ordinary income, and the Company will generally be entitled to a deduction for tax purposes in the amount of the excess of the fair market value of the shares of Class A Common Stock on the date the ISO is so exercised over the purchase price (or, in certain circumstances, the gain on sale, if less). Any excess of the amount realized by the optionee on the disqualifying disposition over the fair market value of the shares on the date of exercise of the ISO will ordinarily constitute capital gain.

     If an Option is exercised through the use of Class A Common Stock previously owned by the optionee, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise. However, if the previously owned shares were acquired on the exercise of an ISO or other tax-qualified stock option and the holding period requirement for those shares was not satisfied at the time they were used to exercise an Option intended to qualify as an ISO, such use would constitute a disqualifying disposition of such previously owned shares resulting in the recognition of ordinary income (but, under proposed Treasury Regulations, not any additional capital gain) in the amount described above. If an otherwise qualifying ISO becomes first exercisable in any one year for shares having a value in excess of $100,000 (grant date value), the portion of the Option in respect of such excess shares will be treated as an NSO.

     EMPLOYMENT AGREEMENTS


     The Company is a party to employment agreements with the each of the current named executive officers of the Company. These agreements have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.



     Among other things, the agreements with the Company's named executive officers provide for: a three-year term of employment in a specified executive post, commencing on July 14, 1998; an annual salary; an annual bonus in the discretion of the Company, generally targeted at 50% of the named executive officer's salary; and participation in any pension, profit-sharing, employee equity ownership, vacation, insurance, hospitalization, medical, health, disability and other employee benefit or welfare plan, program or policy whether now existing or established hereafter, to the extent that employees at such executive's level are generally deemed eligible under the general provisions thereof. The minimum annual salaries under these agreements are $300,000 for Ms. Herda; $259,000 for Mr. Jones; $175,497 for Mr. Powers; $171,000 for Mr. Rayner and $170,500 for Mr. Blount.


     Generally, such agreements include a narrow definition of the 'cause' for which an executive's employment may be terminated and in that event, the executive will only receive earned and unpaid base salary accrued through such date of termination.


     These agreements typically provide that in the event of the Company's material breach or termination of the executive's employment during the term of employment without cause, the executive will be entitled to elect either (a) to receive a lump-sum payment equal to the present value of the base salary and annual bonus otherwise payable during the remaining portion of the executive's term of employment, provided that such amount shall not be less than the sum of such salary and bonus prorated for an 18-month period or (b) to remain an employee of the Company for up to 18 months and, without performing any services, receive the base salary and annual bonus otherwise payable, with a lump-sum payment, if necessary for any remaining payment, at the end of such 18 months. Executives are not generally required to mitigate damages after such a termination, other than as necessary to prevent the Company from losing any tax deductions to which it otherwise would have been entitled for any payments deemed to be 'contingent on a change' under the Code.

     If an executive becomes disabled during the term of his or her employment agreement, the executive typically will receive 75% of the executive's then current salary and his or her applicable target annual bonus amount prorated for an 18-month period. Any such payments will be reduced by amounts received from Worker's Compensation, Social Security and disability insurance policies maintained by the Company.

     If an executive dies during the term of an employment agreement, generally the executive's beneficiaries will receive the executive's earned and unpaid salary to the date thirty days after the date of death and a pro rata portion of the executive's bonus for the year of his death.



STOCK OPTIONS AWARDED BY THE COMPANY DURING 1998



     The following table sets forth certain information with respect to employee options to purchase shares of Class A Common Stock assumed by the Company in connection with the Reconstitution awarded during 1998 with respect to the named executive officers. All such options were nonqualified options and no SARs, alone or in tandem with stock options, were awarded during 1998. These are the only options with respect to Class A Common Stock held by such persons.



                 STOCK OPTION GRANTS DURING 1998 BY THE COMPANY


                                    INDIVIDUAL GRANTS (1)
                     ---------------------------------------------------
                                   PERCENT OF
                     NUMBER OF       TOTAL
                     SECURITIES     OPTIONS      EXERCISE
                     UNDERLYING    GRANTED TO     OR BASE
                      OPTIONS      EMPLOYEES       PRICE      EXPIRATION
       NAME           GRANTED       IN 1998      ($ /SHARE)      DATE
------------------   ----------    ----------    ---------    ----------
Larissa L.
  Herda...........                    6.3%       $              8/5/08
Paul B. Jones.....                    2.8%       $              8/5/08
A. Graham
  Powers..........                    1.7%       $              8/5/08
David J. Rayner...                    2.1%       $              8/5/08
John T. Blount....      --            1.7%            --            --
Stephen A.
  McPhie..........      --            --               --            --

                       POTENTIAL REALIZABLE
                               VALUE
                      AT ASSUMED ANNUAL RATES
                                OF
                     STOCK PRICE APPRECIATION
                          FOR OPTION TERM
                     -------------------------
       NAME           5% ($)        10% ($)
------------------   ---------   -------------
Larissa L.
  Herda...........   $             $
Paul B. Jones.....   $             $
A. Graham
  Powers..........   $             $
David J. Rayner...   $             $
John T. Blount....         --             --
Stephen A.
  McPhie..........         --             --



------------



(1) These options were awarded pursuant to the option plan of TWT LLC and were assumed by the Company and the terms are governed by such plan and the recipient's option agreement. See ' -- General.'



     As required by SEC rules, the dollar amounts in the last two columns represent the hypothetical gain or 'option spread' that would exist for the options based on assumed 5% and 10% annual compounded rates of Class A Common Stock appreciation over the full ten-year option term (resulting in 63% and 159% appreciation, respectively). These assumed rates of appreciation applied to the exercise price would result in a Class A Common Stock price on August 5, 2008 of
$      and $      , respectively. These prescribed rates are not intended to forecast possible future appreciation, if any, of the Class A Common Stock.



STOCK OPTIONS AWARDED BY THE EXISTING STOCKHOLDERS DURING 1998



     The following table sets forth certain information with respect to employee options to purchase shares of TW common stock ('TW Options') awarded by TW during 1998 to the named executive officers. All such TW Options were nonqualified options and no SARs, alone or in tandem with stock options, were awarded during 1998. No options to purchase MediaOne common stock were awarded to the named executive officers during 1998.

          STOCK OPTION GRANTS DURING 1998 BY THE EXISTING STOCKHOLDERS



                                    INDIVIDUAL GRANTS (1)
                     ---------------------------------------------------
                                   PERCENT OF
                                     TOTAL                                    POTENTIAL REALIZABLE VALUE
                     NUMBER OF      OPTIONS                                   AT ASSUMED ANNUAL RATES OF
                     SECURITIES    GRANTED TO    EXERCISE                    STOCK PRICE APPRECIATION FOR
                     UNDERLYING    EMPLOYEES      OR BASE                            OPTION TERM
                      OPTIONS       IN 1998        PRICE      EXPIRATION    ------------------------------
       NAME           GRANTED         (2)        ($ /SHARE)      DATE          5% ($)           10% ($)
------------------   ----------    ----------    ---------    ----------    -------------    -------------
Larissa L.
  Herda...........      7,600          .04%       $ 36.03       3/17/08       $ 172,512        $ 435,387
Paul B. Jones.....     16,700          .1 %       $ 36.03       3/17/08       $ 379,072        $ 956,705
A. Graham
  Powers..........      7,600          .04%       $ 36.03       3/17/08       $ 172,512        $ 435,387
David J. Rayner...      7,600          .04%       $ 36.03       3/17/08       $ 172,512        $ 435,387
John T. Blount....         --           --             --            --              --               --
Stephen A.
  McPhie..........         --           --             --            --              --               --


------------


(1) These TW Options were awarded pursuant to stock option plans of Time Warner Inc. and the terms are governed by such plans and the recipient's option agreement, and, pursuant to these terms, have been adjusted to reflect the TW Stock Split. The option exercise price is the fair market value of the TW common stock on the date of grant. The TW Options shown in the table become exercisable in installments of one-third on the first three anniversaries of the date of grant. Payment of the exercise price of a TW Option may be made in cash or, in whole or in part, in full shares of TW common stock already owned by the holder of the TW Option. The payment of withholding taxes due upon exercise of a TW Option may generally be made with shares of TW common stock.



(2) Represents a percentage of all options granted to employees of TW during 1998.



     As required by SEC rules, the dollar amounts in the last two columns represent the hypothetical gain or 'option spread' that would exist for the options based on assumed 5% and 10% annual compounded rates of TW common stock price appreciation over the full ten-year option term (resulting in 63% and 159% appreciation, respectively). These assumed rates of appreciation applied to the price on the date of the awards would result in a TW common stock price on March 17, 2008 of $58.73 and $93.32, respectively. These prescribed rates are not intended to forecast possible future appreciation, if any, of the TW common stock.


OPTION EXERCISES AND VALUES IN 1998


     None of the options exercisable for Class A Common Stock held by the named executive officers and listed under the heading 'Stock Option Awarded by the Company During 1998' have been exercised, are exercisable or are 'in-the-money.' The dollar value for these options, based on the mid-point of the range of the
public offering price is $       for Ms. Herda, $       for Mr. Jones, $
for Mr. Powers, $       for Mr. Rayner and $       for Mr. Blount.



     The following table sets forth as to each of the named executive officers information with respect to option exercises during 1998 and the status of their options on December 31, 1998: (i) the number of shares of TW common stock, or MediaOne common stock in the case of Messrs. Blount and McPhie, underlying options exercised during 1998; (ii) the aggregate dollar value realized upon exercise of such options; (iii) the total number of shares of TW common stock, or MediaOne common stock in the case of Messrs. Blount and McPhie, underlying exercisable and nonexercisable stock options held on December 31, 1998; and
(iv) the aggregate dollar value of in-the-money exercisable and nonexercisable stock options on December 31, 1998. None of the named executive officers has been awarded SARs alone or in tandem with stock options. This information has been adjusted to reflect the TW Stock Split.

                   AGGREGATE OPTION EXERCISES DURING 1998 AND
                       OPTION VALUES ON DECEMBER 31, 1998



                                                                            NUMBER OF
                                                                              SHARES
                                                                            UNDERLYING                  DOLLAR VALUE OF
                                        NUMBER OF                          UNEXERCISED                    UNEXERCISED
                                          SHARES       DOLLAR                OPTIONS                  IN-THE-MONEY OPTIONS
                                        UNDERLYING      VALUE          ON DECEMBER 31, 1998          ON DECEMBER 31, 1998*
                                         OPTIONS     REALIZED ON   ----------------------------   ----------------------------
                 NAME                   EXERCISED     EXERCISE     EXERCISABLE   NONEXERCISABLE   EXERCISABLE   NONEXERCISABLE
--------------------------------------  ----------   -----------   -----------   --------------   -----------   --------------

Larissa L. Herda......................         --            --         3,334         14,266      $   134,302     $  466,370
Paul B. Jones.........................      4,000     $ 110,280        85,078         33,398      $ 3,656,870     $1,109,996
A. Graham Powers......................         --            --        29,402         15,198      $ 1,222,919     $  505,103
David J. Rayner.......................      1,600     $  44,054           668          8,932      $    26,909     $  251,503
John T. Blount........................         --            --           521             --
Stephen A. McPhie(1)..................         --            --        23,049         14,201


------------


* Based on a closing price of $62.0625 per share of TW common stock, and $47.00 per share of MediaOne common stock with respect to stock options held by Messrs. Blount and McPhie, on December 31, 1998 as reported on the New York Stock Exchange Composite Listing.



(1) These options to purchase MediaOne common stock become exercisable in installments of one-third on the first three anniversaries of the date of grant and include a reload feature that gives the holder the right to receive a further option, at the then current market price, for a number of shares equal to the number of shares of stock surrendered in payment of the exercise price of the original option.



     The option exercise price of all options held by the named executive officers is the fair market value of the stock on the date of grant. All of the options held by the named executive officers become immediately exercisable in full upon the occurrence of certain events, including the death or total disability of the option holder, certain change-of-control transactions and, in most cases, the Company's breach of the holder's employment agreement. The TW Options held by the named executive officers generally remain exercisable for three years after their employment is terminated without cause, for one year after death or total disability, for five years after retirement and for three months after termination for any other reason, except that such stock options awarded before 1996 are exercisable for three months after a termination without cause and after retirement and those awarded after July 1997 are exercisable for three years after death or disability. All TW Options terminate immediately if the holder's employment is terminated for cause. The terms of the options shown in the chart are ten years.


PENSION COVERAGE


     Although the Company does not currently expect to have its own pension plan, Messrs. Jones, Powers and Rayner will, upon retirement, be entitled to receive benefits under the Time Warner Cable Pension Plan (the 'TW Cable Pension Plan') based on service to the Company and/or TW Cable prior to September 30, 1998. Set forth below is a brief description of the TW Cable Pension Plan.





     A participant accrues benefits under the TW Cable Pension Plan on the basis of 1 1/4% of the average annual compensation (defined as the highest average annual compensation for five consecutive full years of employment in the last ten years, which includes regular salary, overtime and shift differential payments, and non-deferred bonuses paid according to a regular program) up to the average Social Security Wage Base plus 1 2/3% in excess of the average Social Security Wage Base for each year of service up to 35 years and 1/2% for each year of service over 35 years. In addition, there is a supplemental benefit of $60 per year times years of service up to thirty years. Compensation for purposes of calculating average annual compensation under the TW Cable Pension Plan is limited to $200,000 per year for 1989 through 1993 and $150,000 per year for 1994 and thereafter (each subject to adjustments provided in the Code). Eligible employees become vested in all benefits under the TW Cable Pension Plan on the earlier of five years of service or certain other events.

     Federal law limits both the amount of compensation that is eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under the TW Cable Pension Plan. However, as permitted by the Employee Retirement Income Security Act of 1974, as amended

('ERISA'), TW Cable has adopted the Time Warner Cable Excess Benefit Pension Plan (the 'Excess Plan'), which provides for payments by TW Cable of certain amounts which employees of TW Cable would have received under the TW Cable Pension Plan if eligible compensation were limited to $250,000 in 1994 (increased 5% per year thereafter, to a maximum of $350,000) and there were no payment restrictions.

     The following table shows the estimated annual pension payable upon retirement to employees in specified remuneration and years-of-service classifications. The amount of the estimated annual pension is based upon a pension formula which applies to all participants in both the TW Cable Pension Plan and the Excess Plan. The estimated amounts are based on the assumption that payments under the TW Cable Pension Plan will commence upon normal retirement (generally age 65), that the TW Cable Pension Plan will continue in force in its present form and that no joint and survivor annuity will be payable (which would on an actuarial basis reduce benefits to the employee but provide benefits to a surviving beneficiary). Amounts calculated under the pension formula which exceed ERISA limits will be paid under the Excess Plan from TW Cable's assets and are included in the amounts shown in the following table.


                                                    ESTIMATED ANNUAL PENSION FOR YEARS OF CREDITED SERVICE
            HIGHEST CONSECUTIVE                -----------------------------------------------------------------
       FIVE YEAR AVERAGE COMPENSATION            10         15         20          25          30          35
--------------------------------------------   -------    -------    -------    --------    --------    --------

$ 50,000....................................   $ 7,036    $10,555    $14,073    $ 17,591    $ 21,109    $ 24,627
$100,000....................................    15,370     23,055     30,740      38,425      46,110      53,795
$150,000....................................    23,703     35,555     47,407      59,268      71,110      82,962
$200,000....................................    32,037     48,055     64,074      80,092      96,111     112,129
$250,000....................................    40,370     60,556     80,741     100,926     121,111     141,296
$300,000....................................    48,704     73,056     97,408     121,760     146,112     170,464
$350,000....................................    57,037     85,556    114,075     142,593     171,112     199,631



     The estimated annual benefits payable under the TW Cable Pension Plan and the Excess Plan, as of May 1, 1998, would be based on average compensation of $262,674 for Mr. Jones, $220,567 for Mr. Powers and $123,918 for Mr. Rayner with 10.4, 11.4 and 14.9 years of credited service, respectively. In addition, in connection with the Reorganization, it is expected that Mr. Blount will receive a lump-sum distribution of pension benefits under the MediaOne Group Qualified and Non-qualified Pension Plans. As of May 1, 1998, this payment is estimated to equal $96,532, based on average compensation of $159,357 and 10.3 years of service.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS AGREEMENT


     In connection with the Reconstitution, the Existing Stockholders entered into a stockholders' agreement (the 'Stockholders Agreement'). The following summary description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Additionally, there can be no assurance that the Existing Stockholders will not cause the Stockholders Agreement to be amended, modified or terminated or cause the Company to waive any provision of such agreement.



     The Stockholders Agreement provides that at each annual meeting of the Company's stockholders at which directors are elected, the holders of the Class B Common Stock will vote their shares in favor of the following nominees: (i) up to seven nominees selected by the holders of Class B Common Stock (the 'Class B Nominees') as described in the next paragraph, (ii) the CEO and (iii) two nominees who are neither employed by nor affiliated with the Company or any holder of Class B Common Stock and who are selected by a committee comprised of all the members of the Board of Directors, other than the CEO and the independent directors; provided that if the Existing Stockholders do not have the right to nominate a total of at least three Class B Nominees, such nominating committee shall consist of a total of three directors and shall include such Class B Nominees plus such other director or directors as shall be determined by a majority of the Board. Solely as a result of the agreement of each Existing Stockholder to vote in favor of the other Existing Stockholders' director nominees under the Stockholders Agreement, the Existing Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them.



     Under the Stockholders Agreement, the Class B Nominees will be selected as follows: initially three Class B Nominees will be designated by TW, three by MediaOne and one by Newhouse. Under the Stockholders Agreement, the ability of the Existing Stockholders to designate any Class B Nominees depends on the identity of the particular stockholder and the percentage of shares of Common Stock owned by it. Generally, each Existing Stockholder must own at least 9.44% of the Common Stock to appoint one director. In the case of TW, so long as it owns at least 18.88% of the Common Stock it will be entitled to nominate three directors. In the event that TW owns less than 18.88% of the Common Stock (such event, a 'TW Step Event'), the number of directors which TW may nominate will decrease proportionally with its ownership of the Common Stock until it owns less than 9.44%, at which point it will not be entitled to nominate any directors. In the case of MediaOne, so long as a TW Step Event has not occurred and it owns at least 9.44% of the Common Stock, MediaOne will be entitled to nominate three directors. If a TW Step Event has occurred, the number of directors that MediaOne is entitled to nominate will decrease proportionally with its ownership of the Common Stock (in accordance with the same percentage thresholds as apply to TW) until it owns less than 9.44%, at which point it will not be entitled to nominate any directors. If a TW Step Event has not occurred but MediaOne owns less than 9.44% of the Common Stock, it will not be entitled to nominate any directors. In the case of Newhouse, so long as it owns at least 9.44% of the Common Stock, Newhouse will be entitled to nominate one director. The foregoing percentages shall be adjusted, from time to time, in the event that the Company issues additional shares of Common Stock or takes actions in respect of Common Stock (such as stock splits or recapitalizations) to reflect the percentages that would have been in effect had such action been taken as of the effective date of the Reconstitution and prior to the computation of such percentages.


     The Stockholders Agreement prohibits any transfer of Class B Common Stock held by the Existing Stockholders, unless expressly permitted under the terms thereof. In addition, voting agreements relating to the Class B Common Stock with any third party are prohibited.


     In the event that a selling Class B Stockholder proposes to sell all of the shares of Class B Common Stock owned by such holder pursuant to a bona fide offer from an unaffiliated third party, such stockholder shall give notice (the 'Refusal Notice') to all other holders of Class B Common Stock, which notice shall contain the identify of the offeror and an offer to sell such stock to such holders of Class B Common Stock upon the terms and subject to the conditions set forth in the offer from the third party. The non-selling holders of Class B Common Stock will have the right (the 'Right of First Refusal') to purchase pro rata all, but not less than all, of such Class B Common Stock. If the non-selling holders fail to exercise their Right of First Refusal with respect to all of such shares, the selling Class B Stockholder shall be free, for a period of 90 days thereafter, to sell such shares of Class B Common Stock (as shares of Class B Common Stock) to the third party offeror on terms and conditions that are no less favorable to the selling Class B Common Stockholder than those contained in the Refusal Notice. In connection with the sale by a holder of all, but not less than all, of the shares of Class B Common Stock owned by such holder, such holder shall have the right to transfer all of its right, if any, to nominate Class B Nominees for election to the Board. In addition, if TW proposes to sell shares of all, but not less than all, of its Class B Common Stock and shares of its Class A Common Stock that represent an aggregate of more than one-third of the outstanding shares of Common Stock, then other holders of Class B Common Stock will have certain 'tag-along' rights that provide them with the right to sell their shares of Class A Common Stock and Class B Common Stock on a pro rata basis along with, and on the same terms and conditions as, TW provided that such 'tag-along' rights shall be applied to all Class B Common Stock prior to being applied to any Class A Common Stock. In connection with such sale, TW (and any other stockholder transferring all of its shares of Class B Common Stock) shall have the right to transfer all of its right, if any, to nominate Class B Nominees for election to the Board. In addition, TW and the other selling stockholders will not be required to convert their shares of Class B Common Stock to Class A Common Stock prior to such sale.



     Except for transfers to affiliates and any other transfer described above, immediately prior to any direct transfer of Class B Common Stock or certain indirect transfers of Class B Common Stock all such shares of Class B Common Stock will be required to be converted to Class A Common Stock. In addition, except for transfers described above, a stockholder will not have the right to transfer its right to nominate Class B Nominees. A holder of Class B Common Stock will not be required to convert its shares into Class A Common Stock, and such holder's right to nominate Class B Nominees will not terminate, if such holder is acquired by a third party or such holder distributes to its stockholders a company holding its shares of Class B Common Stock (as well as other assets).



     The Existing Stockholders will have demand registration rights with respect to shares of Class A Common Stock (including shares of Class A Common Stock issuable or issued upon the conversion of shares of Class B Common Stock) on the following terms: (i) no demand may be made during the first 180 days after the closing date of the Offering, (ii) the Company shall not be obligated to effect a demand within 180 days from the effective date of the previous demand registration, (iii) the Company will not be required to effect a demand registration unless the aggregate number of shares of Class A Common Stock to be registered is, at any given time, at least 1% of the Class A Common Stock then outstanding and (iv) the demand registration may be postponed for up to two months if the Company believes that such registration would have a material adverse effect on any proposal or plan to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. In addition, each Existing Stockholder may cause the Company to include such stockholder's shares in certain other registered offerings under the Securities Act, subject to certain conditions. Each Existing Stockholder will pay all underwriting discounts and commissions and any transfer taxes attributable to the sale of its shares. The Company will pay all expenses relating to its obligations to file and maintain the effectiveness of a registration statement, the legal fees of one counsel to represent the Existing Stockholders and the fees and expenses of its auditors.


     CERTAIN OPERATING AGREEMENTS


     Capacity License Agreements. Each of the Company's local operations is party to a certain Capacity License Agreement (collectively, the 'Capacity License') with the local cable television operation of TW Cable, providing the Company with a 30 year exclusive right to utilize all of the capacity of specified fiber-optic cable owned and maintained by the respective TW Cable operation. For the Company's existing networks, such Capacity License has been fully paid and does not require additional license fees (although certain maintenance fees and fees for splicing and similar services are payable periodically). The Company may request that the TW Cable construct and provide additional fiber-optic cable capacity to meet the Company's future needs. TW Cable is not obligated to provide such fiber capacity to the Company; however, the Capacity License provides for the sharing of construction costs between the Company and TW Cable to the extent that such costs are incurred to build additional fiber-optic capacity which is licensed to the Company. See 'Risk Factors -- Relationship with TW Cable.' If TW Cable provides such additional capacity, the Company will pay an allocable share of the cost of construction of the fiber upon which capacity is to be provided, plus a permitting fee. Such payments are due one-half upon commencement of construction and the remainder upon initial acceptance of the capacity by the Company. The Company is responsible for all taxes and franchise or similar fees arising out of its utilization of the capacity, and a portion of other out-of-pocket expenses incurred by TW Cable with regard to the cable upon which such capacity is made available. The Company is permitted to use the capacity for telecommunications services and any other lawful purpose, except for the provision of Residential Services and Content Services. Violations of the limitations on business activities of the Company contained in the Restated Certificate of Incorporation or the Capacity License may, subject to the cure period provided in the Capacity License, result in a termination of the Capacity License. The Capacity License does not restrict the Company from licensing fiber-optic capacity from parties other than TW Cable. The Capacity License expires in 2028. Although TW Cable has agreed to negotiate renewal or alternative provisions in good faith at that time, there can be no assurance that the parties will agree on the terms of any renewal or alternative provisions or that the terms of any renewal or alternative provisions which may be agreed upon by the parties will be favorable to the Company. If the Capacity License is not renewed in 2028, the Company will have no residual interest in the capacity under the Capacity License and may need to build, lease or otherwise obtain transmission capacity in order to service its customers in the service areas covered by the Capacity License; the terms of such arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has the right to terminate a Capacity License in whole or in part at any time upon 180 days' notice and payment of any outstanding fees regarding the terminated capacity. TW Cable has the right to terminate a Capacity License upon 180 days' notice in the event of, among other things, certain governmental proceedings or third party challenges to TW Cable's franchises or the Capacity License. The Capacity License includes substantial limitations on liability in the event of service interruptions. See 'Risk Factors -- Relationship with TW Cable.'



     Facility Lease Agreements. The Company leases or subleases physical space located at TW Cable's facilities for various purposes pursuant to certain Facility Lease Agreements (the 'Facility Agreements'). In the event that at least a majority of the ownership of any TW Cable system is not owned by one or more Parent Companies or of (i) TW's owning less than 30% of the Common Stock,
(ii) TW having the right to nominate less than 3 nominees to the Board of Directors of the Company, (iii) the Company's non-compliance with the restrictions in the Restated Certificate of Incorporation regarding Residential Services and Content Services or (iv) the transfer by an Existing Stockholder of its Class B Common Stock together with its rights to designate nominees to the Board of Directors under the Stockholders Agreement, the Company will be required, at its own expense, to segregate and partition in a reasonable, secure manner its leased or subleased space. The lease rates for properties owned by TW Cable and leased to the Company are based upon comparable rents in the local market, taking into account other factors such as the term of the lease, type of space, square footage, location and leasehold improvements funded to date by TW Cable. Generally, the term of such leases are for 15 years, with two five year options to renew. With respect to properties leased by TW Cable, the Company is charged a pro rata portion of the rent and fees payable under the primary lease. The duration of the Company's subleases are coextensive with TW Cable's primary lease.



     Services Agreement. TW Cable provides certain administrative and operating services, tax, management information systems, and legal support services, to the Company pursuant to a certain Administrative Services Agreement (the 'Services Agreement'). The costs for such services are determined by TW Cable based upon the Company's historical and projected usage, depending on the amount and type of administrative services to be provided.


     Residential Support Agreements. Pursuant to certain residential support agreements ('Residential Agreements'), the Company will provide certain support and interconnection services or service elements, on an unbundled basis, to TW Cable for its residential telephony business. Generally, all rates for such residential support services offered to TW Cable may be adjusted annually by the Company, but may not be less favorable than the wholesale rates charged to the Company's other customers.

     TW License Agreement. The use of the 'Time Warner' name by the Company is subject to a certain License Agreement with TW (the 'License Agreement'). The Company may change its name to 'TW Telecom Inc.' and the Company will no longer have the right to use of the 'Time Warner' name upon expiration of the initial four year term or any renewal term of such agreement or (i) TW's owning less than 30% of the Common Stock, (ii) TW having the right to nominate less than 3 nominees to the Board of Directors of the Company, (iii) the Company's non-compliance with the restrictions in the Restated Certificate of Incorporation regarding Residential Services and Content Services or (iv) the transfer by an Existing Stockholder of its Class B Common Stock together with its rights to designate nominees to the Board of Directors under the Stockholders Agreement. See ' -- Stockholders Agreement.'


     The Company believes that the terms and conditions, taken as a whole, of the transactions described under the headings 'Capacity License Agreements,' 'Facility Lease Agreements,' 'Services Agreement,' 'Residential Support Agreements,' 'Road Runner Agreement' and the 'TW License Agreement' were no less favorable to the Company than could have been obtained from unaffiliated parties.

                             PRINCIPAL STOCKHOLDERS


     Prior to the Reorganization, the Parent Companies beneficially owned all of the assets and liabilities of the Company's business. In connection with the Reorganization, such assets were contributed to the Company by the Parent Companies and in connection therewith, the Existing Stockholders received all the limited liability company interests in TWT LLC. These interests will be exchanged in connection with the Reconstitution for all the outstanding Class B Common Stock of Newco. The following table sets forth certain information regarding the beneficial ownership of the equity securities of the Company (a) immediately following the Reconstitution but immediately prior to the Offering and (b) immediately following the Offering by: (i) each of the directors and the named executive officers; (ii) all directors and executive officers as a group; and (iii) each owner of more than 5% of any class of equity securities of the Company ('5% Owners'). Unless otherwise noted, the address for each executive officer of the Company is c/o the Company, 5700 S. Quebec Street, Greenwood Village, CO 80111.




                           CLASS A COMMON STOCK (1)             CLASS B COMMON STOCK (1)             TOTAL COMMON STOCK
                      -----------------------------------    -------------------------------  ---------------------------------
                                    PERCENT OF CLASS                     PERCENT OF CLASS                 PERCENT OF EQUITY
                               --------------------------             ----------------------           ------------------------
                                 PRIOR TO     FOLLOWING                PRIOR TO   FOLLOWING             PRIOR TO     FOLLOWING
                      NO. OF       THE           THE         NO. OF      THE         THE      NO. OF      THE           THE
                      SHARES   OFFERING (2)  OFFERING (2)    SHARES    OFFERING    OFFERING   SHARES    OFFERING      OFFERING
                      -------  ------------  ------------    -------  ----------  ----------  -------  ----------    ----------
TW (3)(4)............                   %            %                   61.95%      61.95%               61.95%
MediaOne (4)(5)......                                                    18.88       18.88                18.88
Newhouse (4)(6)......                                                    19.17       19.17                19.17
  All Directors and
    executive
    officers as a
    group
    (  persons)
    (7)(8)...........    *          *             *             *         *           *

                           % OF
                       VOTING POWER
                       FOLLOWING THE
                         OFFERING
                       -------------
TW (3)(4)............
MediaOne (4)(5)......
Newhouse (4)(6)......
  All Directors and
    executive
    officers as a
    group
    (  persons)
    (7)(8)...........


------------

*   Represents less than one percent.

(1) The Company has two classes of outstanding Common Stock, the Class A Common Stock and the Class B Common Stock. Beneficial ownership of the Common Stock has been determined in accordance with the rules of the SEC. See 'Description of Capital Stock.'


(2) Excludes           shares of Class B Common Stock which are convertible into
    an equal number of shares of Class A Common Stock. The shares of Class B Common Stock held by TW, MediaOne and Newhouse represented on a converted basis 61.95%, 18.88% and 19.17%, respectively, of the Class A Common Stock
    prior to the Offering and    %,    % and      %, respectively, following the
    Offering.



(3) Owned by Time Warner Companies, Inc., American Television and Communications Corporation, Warner Communications Inc., TW/TAE, Inc., FibrCOM Holdings, L.P. and Paragon Communications, each a direct or indirect wholly owned subsidiary of Time Warner Inc. The business address of TW is 75 Rockefeller Plaza, New York, NY 10019.



(4) Solely as a result of the agreement of the Existing Stockholders to vote in favor of the others' director nominees under the Stockholders Agreement, the Existing Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them. See 'Certain Relationships and Related Transactions -- Stockholders Agreement.'



(5) Owned by MediaOne of Colorado, Inc., a Colorado corporation and wholly owned subsidiary of MediaOne Group, Inc., a Delaware corporation. The business address of MediaOne is 188 Inverness Drive West, Englewood, CO 80112.



(6) The business address of Newhouse is 5015 Campuswood Drive, East Syracuse, NY 13057.



(7) None of the directors or executive officers of the Company beneficially owns any shares of Class A Common Stock or Class B Common Stock.



(8) As of May 29, 1998, all directors and executive officers held an aggregate of 45,202 shares of TW common stock, including 24,571 shares held by trusts under TW-sponsored benefit plans. In addition, such persons held options which, on May 29, 1998 were exercisable within 60 days to purchase 678,421 shares of TW common stock.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE NOTES


     On July 21, 1998, the Company completed the public offering of $400.0 million aggregate principal amount of the Notes. The Notes were issued pursuant to the Indenture. For the purposes of this section only, the term 'Obligor' (i) when used in relation to any period prior to the Reconstitution, refers collectively to TWT LLC and TWT Inc., as co-obligors of the Notes, and does not include any other consolidated or unconsolidated subsidiary of TWT LLC and (ii) when used in relation to any period after the Reconstitution, refers to Newco, as successor obligor of the Notes.



     The Notes are unsecured unsubordinated obligations of the Obligor, ranking pari passu in right of payment with all existing and future unsubordinated indebtedness of the Obligor and senior in right of payment to all subordinated indebtedness of the Obligor. Interest on the Notes will accrue at the rate of 9 3/4% per annum from July 21, 1998 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on January 15 and July 15, commencing January 15, 1999. The Notes will be subject to redemption at the option of the Obligor, in whole or in part, at any time on or after July 15, 2003, initially at 104.875% of their principal amount and declining to 100% of their principal amount at maturity on or after July 15, 2006 plus accrued and unpaid interest thereon to the applicable redemption date. In addition, at any time prior to July 15, 2001, in the event of an offering of the Common Stock of the Company for cash, the Obligor may, at its option, within 90 days of each such offering, use the net proceeds of such offering to redeem up to 35% of the aggregate principal amount at maturity of the Notes at a redemption price of 109.75% of the principal amount on the redemption date; provided that at least 65% of the aggregate principal amount at maturity of the Notes originally issued remain outstanding immediately after each such redemption. The Company does not intend to use any portion of the proceeds of the Offering to redeem the Notes. Upon the occurrence of a Change of Control (as defined in the Indenture), the Obligor must commence, within 30 days of the later of the occurrence of such Change of Control and the end of the Change of Control Period (as defined in the Indenture), an offer to purchase the Notes then outstanding at a purchase price of 101% of the principal amount thereof; provided that the Obligor shall not be required to commence an offer to purchase if, at any time within 30 days of the later of the occurrence of the Change of Control and the end of the Change of Control Period, the Notes shall be rated Investment Grade (as defined in the Indenture).



     The Indenture contains certain covenants, including, but not limited to, covenants with respect to (i) limitations on indebtedness, (ii) limitations on restricted payments, (iii) limitations on dividend and other payment restrictions affecting restricted subsidiaries, (iv) limitations on the issuance and sale of capital stock of restricted subsidiaries, (v) limitations on issuances of guarantees by restricted subsidiaries, (vi) limitations on transactions with stockholders and affiliates, (vii) limitations on liens,
(viii) limitations on sale-leaseback transactions, and (ix) limitations on asset sales. The Indenture also provides for the repayment of subordinated debt, including the subordinated indebtednes to the Parent Companies, prior to maturity with the net proceeds of any offering of common stock or equivalent interests of the Company, including the Offering.



INTERCOMPANY SUBORDINATED DEBT



     As of November 30, 1998 the Company had outstanding approximately $173.8 million of subordinated indebtedness to the Parent Companies, all of which is subordinated in right of payment to the Notes. This subordinated indebtedness bears interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time and matures on August 15, 2008, one month after the maturity of the Notes. The Chase Manhattan Bank's prime lending rate was 8.5% throughout the periods from July 1, 1997 through September 29, 1998, was 8.0% for the period from September 30, 1998 through November 17, 1998 and is presently 7.75%. Such indebtedness may be declared immediately due and payable only if the maturity of the Notes is similarly accelerated. Indebtedness to the Parent Companies was approximately $173.8 million at November 30, 1998. Such indebtedness provides that if any event of default, or event that with notice or the passage of time would be an event of default, shall have occurred and be continuing (or if such an event of default or event would occur upon any payment in respect of such subordinated indebtedness) with respect to any Senior Debt (as defined therein) (as such event of default is defined in the documents governing such Senior Debt), no payment shall be made by the Company with respect to amounts owing under such subordinated indebtedness. Furthermore, upon any distribution of assets of, or payments by, the Company of any kind or character (whether in cash, property or securities) to creditors upon any dissolution or winding-up or total or partial liquidation or reorganization of the Company (whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings), all amounts due or to become due upon all Senior Debt (including, without limitation, interest accruing after the filing of a petition under any bankruptcy law at the rate provided for in the documents governing such Senior Debt, whether or not allowable as a claim under such bankruptcy law) shall first be paid in full in cash, or duly provided for, before any payment or distribution is made on account of any amount owing under such subordinated indebtedness and before the Company shall, directly or indirectly, prepay, repay, redeem, purchase, exchange or acquire such subordinated indebtedness. Upon any such dissolution, winding-up, liquidation or reorganization, any payment or distribution of assets of, or payments by, the Company of any kind or character (whether in cash, property or securities) in respect of such subordinated indebtedness to which a Parent Company would be entitled except for the provisions of such subordinated indebtedness, shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by a Parent Company if received by it, directly to the holders of Senior Debt (pro rata to such holders on the basis of the respective amounts of Senior Debt then held by such holders) for application to the payment of Senior Debt remaining unpaid until all such Senior Debt has been paid in full in cash after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Debt. The Indenture provides that such subordinated indebtedness may be repaid prior to maturity with the net proceeds of any offering of common stock or equivalent interests of the Company,
including the Offering. The Company intends to use up to $      million of the
net proceeds of the Offering to repay such subordinated indebtedness to the Parent Companies.


                          DESCRIPTION OF CAPITAL STOCK


     The Company's Restated Certificate of Incorporation provides for authorized
capital stock of    million shares, including    million shares of Class A
Common Stock, $.01 par value per share,    million shares of Class B Common
Stock, $.01 par value per share, and    million shares of preferred stock, $.01
par value per share (the 'Preferred Stock'). Upon completion of the Offering, there will be no preferred stock outstanding and the Existing Stockholders will own of record all of the outstanding shares of Class B Common Stock. See 'Principal Stockholders.'


     The following summary description relating to the capital stock of the Company does not purport to be complete. The rights of the holders of the Company's capital stock will be set forth in the Company's Restated Certificate of Incorporation, as well as the Stockholders Agreement, the forms of both of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The summary set forth below is qualified by reference to such exhibits and to the applicable provisions of the Delaware General Corporation Law (the 'DGCL').

COMMON STOCK

     The relative rights of the Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights and conversion rights.

     Voting Rights. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the Common Stock. The holders of the shares of Class A Common Stock and Class B Common Stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to the Restated Certificate of Incorporation of the Company that would increase the authorized number of shares of Common Stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number thereof then outstanding), except as required by the DGCL and except that, (i) without a unanimous vote of the holders of the Class B Common Stock, voting as a separate class, (A) the Restated Certificate of Incorporation may not be amended, altered or repealed and (B) the Company may not merge or consolidate with, or sell all or substantially all of its assets to, any person, in each case, until such time as the outstanding shares of Class B Common Stock represent less than 50% of the voting power of the outstanding Common Stock and (ii) without a majority vote of the holders of the Class A Common Stock, certain provisions of the Restated Certificate of Incorporation relating to the termination of, and vote required to waive, the limitations on business purposes described in the next sentence may not be amended, altered or repealed. Under the Restated Certificate of Incorporation, the Company may not directly or indirectly (through a subsidiary or affiliate of the Company) (i) engage in the business of providing, offering, packaging, marketing, promoting or branding (alone or jointly with or as an agent for other parties) any Residential Services or (ii) engage in the business of producing, packaging, distributing, marketing, hosting, offering, promoting, branding or otherwise providing Content Services, in each case until the earlier of (x) the date that is five years after the date of the filing of the Restated Certificate of Incorporation and
(y) the date on which the holders of Class B Common Stock no longer represent at least 50% of the voting power of the outstanding Common Stock of the Company.


     Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting rights. For a discussion of the effects of the disproportionate voting rights of the Class A Common Stock and Class B Common Stock, see 'Risk Factors -- Control by Principal Stockholders; Conflicts of Interest; Possible Competition.'

     Dividends. Each share of Common Stock is entitled to receive dividends from funds legally available therefor if, as and when declared by the Board of Directors of the Company. Class A Common Stock and Class B Common Stock share equally, on a share-for-share basis, in any dividends declared by the Board of Directors. If at any time a distribution of the Class A Common Stock or Class B Common Stock is to be paid in shares of Class A Common Stock, Class B Common Stock or any other securities of the Company or any other person, such dividends may be declared and paid only as follows: (1) a share distribution consisting of Class A Common Stock to holders of Class A Common Stock and Class B Common Stock, on an equal per share basis; or to holders of Class A Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class B Common Stock consisting of shares of Class B Common Stock on an equal per share basis; (2) a share distribution consisting of Class B Common Stock to holders of Class B Common Stock and Class A Common Stock, on an equal per share basis; or to holders of Class B Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class A Common Stock consisting of shares of Class A Common Stock on an equal per share basis; and (3) a share distribution of shares of any class of securities of the Company or any other person other than the Common Stock, either on the basis of a distribution of identical securities, on an equal per share basis to the holders of Class A Common Stock and Class B Common Stock, or on the basis of a distribution of one class of securities to the holders of Class A Common Stock and another class of securities to holders of Class B Common Stock, provided that the securities so distributed do not differ in any respect other than relative voting rights and related differences in designations, conversion and share distribution provisions, with the holders of Class B Common Stock receiving the class having the higher relative voting rights, provided that if the securities so distributed constitute capital stock of a subsidiary of the Company, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designations, conversion and distribution provisions between Class A Common Stock and Class B Common Stock. If the Company shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class of Common Stock shall be proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be, that have been subdivided or combined.

     Conversion. Under the Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A Common Stock. The Class A Common Stock has no conversion rights.

     Other. Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. All holders of Common Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. All outstanding shares are, and all shares offered by this Prospectus will be, when sold, validly issued, fully paid and nonassessable. The Company may not subdivide or combine shares of Common Stock without at the same time proportionally subdividing or combining shares of the other classes.

PREFERRED STOCK

     The Company's Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series.

Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights.


CORPORATE OPPORTUNITIES



     The Restated Certificate of Incorporation provides that the Existing Stockholders are not restricted from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. In the event that any of the Existing Stockholders acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any of the Existing Stockholders and the Company, such corporate opportunity shall be allocated to the Existing Stockholder if offered to any person who is an officer, employee or director of the Existing Stockholder and/or the Company, unless such opportunity is expressly offered to such person primarily in his or her capacity as an officer, employee or director of the Company. Other than in accordance herewith, the Existing Stockholders shall have no duty to communicate or present such corporate opportunity to the Company.


SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Restated Certificate of Incorporation of the Company expressly states that the Company has elected not to be governed by Section 203 of the DGCL which prohibits a publicly held Delaware corporation from engaging in a 'business combination' (as defined in Section 203(c)(3) of the DGCL) with an 'interested stockholder' (as defined in Section 203(c)(5) of the DGCL) for a period of three years after the date of the transaction in which such stockholder became an interested stockholder.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS


     The Restated Certificate of Incorporation limits the liability of Directors to the fullest extent permitted by the DGCL. In addition, the Restated Certificate of Incorporation provides that the Company shall indemnify Directors and officers of the Company to the fullest extent permitted by such law. The Company anticipates entering into separate indemnification agreements with its current Directors and executive officers prior to the completion of the Offering which will have the effect of providing such persons indemnification protection in the event the Restated Certificate of Incorporation is subsequently amended.



NASDAQ TRADING


     The Class A Common Stock is expected to be approved for quotation on the Nasdaq National Market of the Nasdaq Stock Market under the symbol 'TWTC.'

TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the Common Stock is The Bank of New York.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL


     The following is a general discussion of U.S. Federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a holder who is not a United States person (a 'Non-U.S. Holder'), as defined below. This discussion does not address all aspects of U.S. Federal income and estate taxes and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the 'Code'), existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. Each prospective purchaser of Class A Common Stock is advised to consult a tax advisor with respect to current and possible future U.S. Federal income and estate tax consequences of holding and disposing of Class A Common Stock as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction. For purposes of this summary, a 'Non-U.S. Holder' is a beneficial owner of the Class A Common Stock that is, for U.S. Federal income tax purposes, (i) a nonresident individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or
(iv) a foreign partnership one or more of the members of which is, for U.S. Federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.


DISTRIBUTIONS


     The Company does not anticipate paying cash dividends on the Class A Common Stock in the foreseeable future. See 'Risk Factors -- Absence of Dividends.' In the event, however, that dividends are paid on shares of Class A Common Stock, distributions on the shares of Class A Common Stock (other than distributions in redemption of the shares of Class A Common Stock subject to section 302(b) of the Code) will constitute dividends for U.S. Federal income tax purposes to the extent paid from current or accumulated earnings and profits of the Company (as determined under U.S. Federal income tax principles). Dividends paid to a Non-U.S. Holder of Class A Common Stock that are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to United States withholding tax at a 30% rate or such lower rate as may be specified by an applicable income treaty, provided that the Non-U.S. Holder furnishes the Company or its paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying to its qualification for such reduced treaty rate. Moreover, under U.S. Treasury regulations which are currently in effect, withholding is generally imposed on the gross amount of the distribution, without regard to whether the corporation has sufficient earnings and profits to cause the distribution to be a dividend for U.S. Federal income tax purposes. Under the Future Regulations (defined below), withholding on post-December 31, 1999 distributions may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate of accumulated and current earnings and profits. Provided that the Non-U.S. Holder furnishes the Company or its paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying to such fact, dividends that are effectively connected with the conduct of a trade or business within the U.S. or, if a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are exempt from U.S. Federal withholding tax but are subject to U.S. Federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such dividends effectively connected with the conduct of a trade or business within the U.S. or attributable to a U.S. permanent establishment received by a foreign corporation may, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.



     Under currently effective U.S. Treasury regulations, dividends paid before January 1, 2000 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, U.S. Treasury regulations, released on October 6, 1997 (the 'Future Regulations') and applicable to dividends paid after December 31, 1999 (subject to certain transition rules), eliminate the presumption and, in the case of dividends paid after December 31, 1999, a Non-U.S. Holder generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless the Non-U.S. Holder complies with certain Internal Revenue Service ('IRS') certification procedures (or, in the case of payments made outside the U.S. with respect to an offshore account, certain IRS documentary evidence procedures). Further, in order to claim the benefit of an applicable tax treaty rate for dividends paid after December 31, 1999, a Non-U.S. Holder must comply with certain modified IRS certification requirements. The Future Regulations also provide special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. Federal income tax purposes and entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both. Prospective investors should consult with their own tax advisers concerning the effect, if any, of the adoption of the Future Regulations on an investment in the Class A Common Stock.



     A Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.


GAIN ON DISPOSITION OF COMMON STOCK


     A Non-U.S. Holder will generally not be subject to U.S. Federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder), (ii) in the case of a Non-U.S. Holder who is an individual and holds Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a 'U.S. real property holding corporation' for U.S. Federal income tax purposes at any time during the five-year period ending on the date of the disposition, or, if shorter, the period during which the Non-U.S. Holder held the Class A Common Stock (the 'applicable period'), and, assuming that the Class A Common Stock is 'regularly traded on an established securities market' for such purposes, the Non-U.S. Holder owns, actually or constructively, at any time during the applicable period more than five percent of the Class A Common Stock. The Company believes that it is not currently a 'U.S. real property holding corporation' for U.S. Federal income tax purposes. Although the Company considers it unlikely, based on its current business plans and operations, that it will become a 'U.S. real property holding corporation,' there can be no assurance that the Company will not become a 'U.S. real property holding corporation' in the future.



     If a Non-U.S. Holder falls under clause (i) above, he will, unless an applicable treaty provides otherwise, be taxed on his net gain derived from the sale under regular graduated U.S. Federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, he will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.



     If a Non-U.S. Holder that is a foreign corporation falls under (i) above, in addition to being taxed on its net gain under regular graduated U.S. Federal income tax rates, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualifications.


FEDERAL ESTATE TAX

     Class A Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if (i) withholding was not required because the dividends were effectively connected with a U.S. trade or business in the United States of the Non-U.S. Holder or (ii) withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.


     Under currently effective Treasury regulations, backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the

United States information reporting requirements) generally will not apply to dividends paid to Non-U.S. Holders that either are subject to the U.S. withholding tax, whether at 30% or a reduced treaty rate, or that are exempt from such withholding because such dividends constitute effectively connected income. See discussion under 'Distributions' above for rules regarding Future Regulations reporting requirements to avoid backup withholding.


     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Class A Common Stock effected outside the U.S. However, information reporting requirements (but not backup withholding) will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Class A Common Stock effected outside the U.S. where that broker (i) is a U.S. person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (iii) is a 'controlled foreign corporation' as defined in the Code, or (iv) (for payments made after December 31, 1999) is of a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of Class A Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.


     Amounts withheld under the backup withholding rules do not constitute a separate U.S. Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.


     THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE CLASS A COMMON STOCK BY NON-U.S. HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, there will be    shares of Class A Common
Stock outstanding and    shares of Class B Common Stock outstanding (all of
which are convertible into Class A Common Stock on a share for share basis). The
Company has reserved for issuance      shares (subject to adjustment based on
the size of the Offering) of Class A Common Stock upon the exercise of stock
options        of which are outstanding as a result of Newco's assumption of TWT
LLC's outstanding options in connection with the Reconstitution.



     Each of the Company, its directors and executive officers and the Existing Stockholders has agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not, during the period ending 180 days after the date of this Prospectus, offer, pledge, sell, contract to sell or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock. See 'Underwriters.' Thereafter, no assurance can be given that other holders of the Class B Common Stock will not decide, based upon then prevailing market and other conditions, to convert their Class B Common Stock to Class A Common Stock and to dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the Securities Act or pursuant to the demand registration rights contained in the Stockholders' Agreement. See 'Certain Relationships and Related Transactions -- Stockholders Agreement.'



     Prior to the Offering, there has been no established market for the Class A Common Stock, and no predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the shares of Class A Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See 'Risk Factors -- Shares Eligible for Future Sale.'

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the 'Underwriting Agreement'), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as U.S. Representatives, and the International Underwriters named below whom Morgan Stanley & Co. International Limited and Lehman Brothers International (Europe) are acting as International Representatives have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:

                                                                                         NUMBER OF
                                       NAME                                                SHARES
-----------------------------------------------------------------------------------   ----------------
U.S. Underwriters
     Morgan Stanley & Co. Incorporated.............................................
     Lehman Brothers Inc...........................................................
                                                                                           ------
          Subtotal.................................................................
                                                                                           ------

International Underwriters
     Morgan Stanley & Co. International Limited....................................
     Lehman Brothers International (Europe)........................................
                                                                                           ------
          Subtotal.................................................................
                                                                                           ------
          Total....................................................................
                                                                                           ------
                                                                                           ------

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the 'Underwriters' and the 'Representatives,' respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Class A Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.


     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined) for the account of anyone other than a United States or Canadian Person (as defined) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, 'United States or Canadian Person' means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Class A Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the 'Shares.'


     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that is has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $   a share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $   a share to other Underwriters or to certain dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this
Prospectus, to purchase up to an aggregate of    additional shares of Class A
Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of

Class A Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all U.S. Underwriters in the preceding table. If the U.S. Underwriters' option is exercised in full, the
total price to the public would be $          , the total underwriters'
discounts and commissions would be $          and total proceeds to the Company
would be $           .


     The Class A Common Stock is expected to be approved for quotation, subject to official notice of issuance, on the Nasdaq National Market under the symbol 'TWTC.'


     Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not during the period ending 180 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock; provided that such shares or securities are either now owned by such party or are hereafter acquired prior to or in connection with the Offering of the shares of Class A Common Stock offered hereby) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Class A Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, other than (x) the sale of Shares to the Underwriters and (y) the issuance by the Company of (1) shares of Class A Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus and (2) grants from time to time of stock options and other incentive compensation pursuant to the 1998 Option Plan.


     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.


     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Class A Common Stock in the Offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.



     At the request of the Company, the Underwriters have reserved up to shares of Class A Common Stock for sale at the initial public offering price to the Company's employees, officers and directors and to other individuals having relationships with the Company. The Company will pay all fees and disbursements of counsel incurred by the Underwriters in connection with offering the shares to such persons. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Reserved shares purchased by such individuals will, except as restricted by applicable securities laws, be available for resale following the Offering.


     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     From time to time, Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. provide certain financial advisory services to the Company and the Existing Stockholders for which they have received customary fees and commissions.





     Prior to the Offering, there has been no public market for the shares of Class A Common Stock of the Company. Consequently, the initial public offering price for the Class A Common Stock will be determined by negotiation between the Company and the U.S. and International Representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial condition and future prospects, the experience of its management, the economics of its industry in general, the general condition of the equity securities market and the market prices of similar securities of companies considered comparable to the Company and other factors deemed relevant. There can be no assurance that a regular trading market for the shares of Class A Common Stock will develop after the Offering or, if developed, that a public trading market can be sustained. There can also be no assurance that the prices at which the Class A Common Stock will sell in the public market after the Offering will not be lower than the price at which it is issued by the Underwriters in the Offering.


                                 LEGAL MATTERS

     The legality of the Class A Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The combined financial statements of Time Warner Telecom Inc. and its subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the Class A Common Stock being offered in the Offering. For the purposes hereof, the term 'Registration Statement' means the original Registration Statement and any and all amendments thereto, including the schedules and exhibits to such original Registration Statement or any such amendment. This Prospectus does not contain all of the information set forth in the Registration Statement, to which reference hereby is made. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions.



     The Company is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files periodic reports, and other information relating to its business, financial statements and other matters. Any interested party may inspect the Registration Statement, the reports, proxy statements and other information without charge, at the public reference facilities of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices in Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60601), and in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) or through the World Wide Web (http://www.sec.gov.). Any interested party may obtain copies of all or any portion of the Registration Statement, the reports, proxy statements and other information at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.


     The Company intends to distribute to all holders of the shares of Class A Common Stock offered hereby annual reports containing audited consolidated financial statements and a report thereon by its independent certified public accountants and quarterly reports containing unaudited consolidated financial information for each of the first three quarters of each fiscal year.

                                    GLOSSARY

     Access Charges. The fees paid by long distance carriers for the local connections between the long distance carriers' networks and the long distance carriers' customers.

     ATM (asynchronous transfer mode). A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, date and video at varying rates. The ATM format can be used by many different information systems, including LANs.

     BOC (Bell Operating Company). A telephone operating subsidiary of an RBOC; an incumbent local exchange carrier.

     Broadcast Video TV-1. This Company service provides dedicated transport of broadcast quality video signals.

     CAP (Competitive Access Provider). A company that provides dedicated telecommunications services (private line, local transport and special access) as an alternative to the ILEC.

     CDMA (Code Division Multiple Access). A form of wireless communications technology.

     Central Offices. A telecommunications center where switches and other telecommunications facilities are housed. CAPs may connect with ILEC networks either at this location or through a remote location.

     Collocation. The ability of a telecommunications carrier to interconnect its network to the ILEC's network by extending its facilities to the ILEC's central office. Physical collocation occurs when the interconnecting carrier places its network equipment within the ILEC's central offices. Virtual collocation is an alternative to physical collocation under which the ILEC permits a carrier to interconnect its network to the ILEC's network in a manner which is technically, operationally and economically comparable to physical collocation, even though the interconnecting carrier's network connection equipment is not physically located within the central offices.

     CLEC (Competitive Local Exchange Carrier). A company that provides local exchange services, including Dedicated service, in competition with the ILEC.

     Dedicated. Telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links which are temporarily established).

     Dedicated Transmission. The sending of electronic signals carrying information over a Direct Transport facility.

     DID. The ability of an outside caller to call an internal extension without having to pass through an operator. In large PBX systems, the dialed numbers are passed through from the Central Office.


     Digital. A means of storing, processing and transmitting information by using distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies use a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers preclude distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).


     Direct Transport (aka Dedicated Transport). A non-switched point-to-point telecommunications facility leased from a telecommunications provider by an end user and used exclusively by that end user.

     Diverse Routing. A telecommunications network configuration in which signals are transmitted simultaneously along two different paths so that if one path is cut or impaired, traffic can continue in the other direction without interrupting service. The Company's networks generally provide diverse routing.

     DOD. The ability to dial directly out from an internal extension without having to go through an operator.

     DS0, DS1, DS3. Standard North American telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS0 service has a bit rate of 64 kilobits per second. DS1 service has a bit rate of 1.544 megabits per second and DS3 service as a bit rate of 44.736 megabits per second. A DS0 can transmit a single uncompressed voice conversation.

     FCC. Federal Communications Commission.

     FDMA (Frequency Division Multiple Access). A form of wireless communications technology.

     Fiber Miles. The number of route miles of fiber optic cable installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers in the cable. See the definition of 'route mile' below.

     Fiber Optics. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that effect copper wiring and satellite transmission.

     Hub. Collocation centers located centrally in an area where telecommunications traffic can be aggregated for transport and distribution.

     Hybrid Fiber Coaxial (HFC). A new technology consisting of fiber optic distribution facilities and coaxial cable deployed to the home or business. This technology enables the operator to offer a wide variety of two-way broadband services, including telecommunications and entertainment.

     Interconnection Decisions. Rulings by the FCC announced in September 1992 and August 1993, which require the BOCs and other large ILECs to provide interconnection in ILEC central offices to any CAP, long distance carrier or end user requesting such interconnection to provide interstate special access or switched transport services.

     ILECs (Incumbent Local Exchange Carriers). The local phone companies, either a BOC or an independent (such as GTE) which provides local exchange services.

     Internet. The name used to describe the global open network of computers that permits a person with access to the Internet to exchange information with any other computer connected to the network.

     ISDN (Integrated Services Digital Network). ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications such as Incoming Calling Line Identification. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

     IXC (Interexchange Carrier). A long distance carrier.

     Kbps (Kilobits). One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in 'thousands of bits per second.'

     LANs (Local Area Networks). The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

     LATAS (Local Access and Transport Area). The geographical areas within which a local telephone company may offer telecommunications services, as defined in the divestiture order known as the Modified Final Judgment ('MFP') unless and until refined by the FCC pursuant to the Telecommunications Act of 1996.

     Local Exchange. A geographic area defined by the appropriate state regulatory authority in which telephone calls generally are transmitted without toll charges to the calling or called party.

     Local Exchange Service/Local Exchange Telephone Service. Basic local telephone service, including the provision of telephone numbers, dial tone and calling within the local exchange area.

     Long Distance Carriers (Interexchange Carriers or IXC). Long distance carriers providing services between LATAs, on an interstate or intrastate basis. A long distance carrier may be facilities-based or offer service by reselling the services of a facilities-based carrier.

     Local Transport Services. Dedicated lines between the ILEC's central offices and long distance carrier POPs used to carry switched traffic.

     Mbps (Megabit). One million bits of information. The information carrying capacity (i.e., bandwidth) of a circuit may be measured in 'millions of bits per second.'

     Multiplexing. An electronic or optical process that combines a number of lower speed transmission signals into one higher speed signal. There are various techniques for multiplexing, including frequency division (splitting the total available frequency bandwidth into smaller frequency slices), time division (slicing a channel into timeslots and placing each signal into its assigned timeslot), and statistical (wherein multiplexed signals share the same channel and each transmits only when it has data to send).

     Node. A point of connection into a fiber optic network.

     PBX (Private Branch Exchange). A customer owned and operated switch on customer premises, typically used by large businesses with multiple telephone lines.

     PBX Trunk. A transmission facility which connects a PBX to the Company's or ILEC's central office switching center.

     POPs (Points of Presence). Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays telephone calls to, a network switching center of the same long distance carrier.

     Private Line. A private, dedicated telecommunications link between different customer locations (excluding long distance carrier POPs).

     Private Network Transport Service. This service is a private, dedicated high capacity premium quality service over fully redundant, diverse routed, SONET rings with band width that is dedicated and always available.

     Public Switched Network. The switched network available to all users generally on a shared basis (i.e., not dedicated to a particular user). The local exchange telephone service networks operated by ILECs are the largest and often the only public switched networks in a given locality.

     PUC (Public Utility Commission). A state regulatory body, established in most states, which regulates utilities, including telecommunications companies providing intrastate services. In some states this regulatory body may have a different name, such as public service commission ('PSC').

     RBOC (Regional Bell Operating Company). The holding company which owns a
BOC.

     Reciprocal Compensation. An arrangement in which two local exchange carriers agree to terminate traffic originating on each other's networks in exchange for a negotiated level of compensation.

     Redundant Electronics. A telecommunications facility that uses two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

     Route Mile. The number of miles along which fiber optic cables are installed.

     SONET (Synchronous Optical Network). A set of standards for optical communications transmission systems that define the optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SONET facilitates the interoperability of dissimilar vendors equipment. SONET benefits business customers by minimizing the equipment necessary for various telecommunications applications and supports networking diagnostic and maintenance features.

     Special Access Services. The lease of private, dedicated telecommunications lines or circuits on an ILEC's or a CAP's network which run to or from the long distance carrier's POPs. Special access services do not require the use of switches. Examples of special access services are telecommunications circuits running between POPs of a single long distance carrier, from one long distance carrier's POP to another long distance carrier's POP or from an end user to its long distance carrier's POP.

     STS-1. This dedicated transmission service is carried over high capacity channels for full duplex, synchronous optical transmission of digital data on SONET standards. This service eliminates the need to maintain and pay for multiple dedicated lines.

     Switch. A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users. Within this document, switches generally refer to voice grade telecommunications switches unless specifically stated otherwise.

     Switched Access Services. The connection between a long distance carrier's POP and an end user's premises through the switching facilities of a local exchange carrier.

     Switched Services. Telecommunications services that support the connection of one calling party with another calling party via use of a telephone switch (i.e., an electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits).

     TDMA (Time Division Multiple Access). A form of wireless communications technology.

     Toll Services. Otherwise known as EAS or intra LATA toll services are those calls that are beyond the free local calling area but originate and terminate within the same LATA; such calls are usually priced on a measured basis.


     Voice Grade Equivalent ('VGE') Circuit. One DS0. One voice grade equivalent circuit is equal to 64 kilobits of bandwidth.

                            TIME WARNER TELECOM INC.
                     INDEX TO COMBINED FINANCIAL STATEMENTS


                                                                                                              PAGE
                                                                                                              ----

Audited Financial Statements:
     Report of Independent Auditors........................................................................    F-2
     Combined Balance Sheet at December 31, 1997 and 1996..................................................    F-3
     Combined Statement of Operations for the years ended December 31, 1997, 1996
       and 1995............................................................................................    F-4
     Combined Statement of Cash Flows for the years ended December 31, 1997, 1996
       and 1995............................................................................................    F-5
     Combined Statement of Changes in Stockholders' Equity for the years ended
       December 31, 1997, 1996 and 1995....................................................................    F-6
     Notes to Combined Financial Statements................................................................    F-7
Unaudited Financial Statements:
     Combined Balance Sheet at September 30, 1998 and December 31, 1997....................................   F-16
     Combined Statement of Operations for the nine months ended September 30, 1998 and 1997................   F-17
     Combined Statement of Cash Flows for the nine months ended September 30, 1998 and 1997................   F-18
     Combined Statement of Changes in Stockholders' Equity for the nine months ended
       September 30, 1998..................................................................................   F-19
     Notes to Combined Financial Statements................................................................   F-20

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors of TIME WARNER TELECOM INC.



     We have audited the accompanying combined balance sheets of Time Warner Telecom Inc. (the 'Company') as of December 31, 1997 and 1996, and the related combined statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.



     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 1997 and 1996, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                          /s/ ERNST & YOUNG LLP



Denver, Colorado
March 13, 1998,
except for Notes 1, 4, 5, 6, and 8 as to which the date is __________, 1999



     The foregoing report is in the form that will be signed upon the effective date of the Company's registration of Class A Common Stock in a registration statement on Form S-1 and the concurrent change in the Company's operating and legal structure from a limited liability company to a corporation.



                                          /s/ ERNST & YOUNG LLP



Denver, Colorado
January 20, 1999

                            TIME WARNER TELECOM INC.
                             COMBINED BALANCE SHEET


                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1997        1996
                                                                                             --------    --------
                                                                                                 (THOUSANDS)

                                          ASSETS
Current assets
     Receivables, less allowances of $776 and $193........................................   $  8,882    $  4,863
     Prepaid expenses.....................................................................      1,192       1,115
                                                                                             --------    --------
          Total current assets............................................................     10,074       5,978
Investments in unconsolidated affiliates..................................................      4,376      10,239
Property, plant and equipment.............................................................    484,206     352,708
Less: accumulated depreciation............................................................    (69,048)    (29,547)
                                                                                             --------    --------
                                                                                              415,158     323,161
Intangible assets, net....................................................................      8,469       2,102
                                                                                             --------    --------
          Total assets....................................................................   $438,077    $341,480
                                                                                             ========    ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable.....................................................................   $ 32,908    $ 27,622
     Other current liabilities............................................................     29,304      17,793
                                                                                             --------    --------
          Total current liabilities.......................................................     62,212      45,415
Subordinated loans payable to the Parent Companies (including $1,544 of accrued
  interest)...............................................................................     75,475          --
Other liabilities.........................................................................         --       1,128
Stockholders' equity
     Class A common stock, $   par value,       shares authorized, no shares outstanding           --          --
     Class B common stock, $   par value,       shares authorized,       shares
      outstanding
     Contributed capital..................................................................    555,807     479,698
     Accumulated deficit..................................................................   (255,417)   (184,761)
                                                                                             --------    --------
          Total stockholders' equity......................................................    300,390     294,937
                                                                                             --------    --------
          Total liabilities and stockholders' equity......................................   $438,077    $341,480
                                                                                             ========    ========


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF OPERATIONS


                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 --------------------------------
                                                                                   1997        1996        1995
                                                                                 --------    --------    --------
                                                                                   (THOUSANDS, EXCEPT PER SHARE
                                                                                              DATA)

Revenues:
     Dedicated transport services.............................................   $ 44,529    $ 20,362    $  6,505
     Switched services........................................................     10,872       3,555         350
                                                                                 --------    --------    --------
          Total revenues......................................................     55,401      23,917       6,855
                                                                                 --------    --------    --------
Costs and expenses:
     Operating(a).............................................................     40,349      25,715      15,106
     Selling, general and administrative(a)...................................     54,640      60,366      34,222
     Depreciation and amortization(a).........................................     38,466      22,353       7,216
                                                                                 --------    --------    --------
          Total costs and expenses............................................    133,455     108,434      56,544
                                                                                 --------    --------    --------
Operating loss................................................................    (78,054)    (84,517)    (49,689)
Gain on disposition of investments (Note 3)...................................     11,018          --          --
Equity in losses of unconsolidated affiliates.................................     (2,082)     (1,547)     (1,391)
Interest expense, net(a)......................................................     (1,538)        (52)        (25)
                                                                                 --------    --------    --------
Net loss......................................................................   $(70,656)   $(86,116)   $(51,105)
                                                                                 ========    ========    ========
Basic and diluted loss per common share.......................................   $           $           $
                                                                                 ========    ========    ========
Average common shares.........................................................
                                                                                 ========    ========    ========
(a) Includes expenses resulting from transactions with affiliates (Note 8):
       Operating..............................................................   $  1,731    $  1,303    $    648
                                                                                 ========    ========    ========
       Selling, general and administrative....................................   $  4,967    $  4,759    $  3,789
                                                                                 ========    ========    ========
       Depreciation and amortization..........................................   $  7,064    $  4,961    $  2,070
                                                                                 ========    ========    ========
       Interest expense, net..................................................   $  1,544    $     --    $     --
                                                                                 ========    ========    ========


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF CASH FLOWS


                                                                                    YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------
                                                                                1997         1996         1995
                                                                              ---------    ---------    ---------
                                                                                          (THOUSANDS)
OPERATIONS
Net loss...................................................................   $ (70,656)   $ (86,116)   $ (51,105)
Adjustments for noncash and nonoperating items:
     Gain on disposition of investments....................................     (11,018)          --           --
     Depreciation and amortization.........................................      38,466       22,353        7,216
     Equity in losses of unconsolidated affiliates.........................       2,082        1,547        1,391
Changes in operating assets and liabilities:
     Accounts receivable and other current assets..........................      (4,124)      (2,334)        (936)
     Accounts payable and other current liabilities........................      18,374       10,424        7,277
     Other balance sheet changes...........................................      (2,543)       1,852          552
                                                                              ---------    ---------    ---------
Cash used in operations....................................................     (29,419)     (52,274)     (35,605)
                                                                              ---------    ---------    ---------

INVESTING ACTIVITIES
Capital expenditures.......................................................    (127,315)    (144,815)    (141,479)
Investments and acquisitions...............................................        (334)      (4,375)      (3,814)
Proceeds from sale of investments..........................................       7,028           --           --
                                                                              ---------    ---------    ---------
Cash used in investing activities..........................................    (120,621)    (149,190)    (145,293)
                                                                              ---------    ---------    ---------

FINANCING ACTIVITIES
Proceeds from loans from the Parent Companies..............................      73,931           --           --
Capital contributions from the Parent Companies............................     127,550      222,584      185,989
Distributions to the Parent Companies......................................     (51,441)     (21,120)      (5,091)
                                                                              ---------    ---------    ---------
Cash provided by financing activities......................................     150,040      201,464      180,898
                                                                              ---------    ---------    ---------

INCREASE IN CASH AND EQUIVALENTS...........................................          --           --           --

CASH AND EQUIVALENTS AT BEGINNING OF YEAR..................................          --           --           --
                                                                              ---------    ---------    ---------

CASH AND EQUIVALENTS AT END OF YEAR........................................   $      --    $      --    $      --
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

Supplemental disclosures of cash flow information:
Interest paid..............................................................   $      --    $      55    $      25
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------
Noncash financing activities...............................................   $      --    $      --    $  16,047
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
             COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                              CLASS B                                       TOTAL
                                                               COMMON     CONTRIBUTED    ACCUMULATED    STOCKHOLDERS'
                                                               STOCK        CAPITAL        DEFICIT          EQUITY
                                                              --------    -----------    -----------    --------------
                                                                                    (THOUSANDS)

BALANCE AT DECEMBER 31, 1994...............................                $   81,289     $ (47,540)       $ 33,749
Net loss for 1995..........................................                        --       (51,105)        (51,105)
Capital contributions resulting from the A/N and KBLCOM
  transactions (Note 2)....................................                    16,047            --          16,047
Net capital contributions from the Parent Companies........                   180,898            --         180,898
                                                              --------    -----------    -----------    --------------

BALANCE AT DECEMBER 31, 1995...............................                   278,234       (98,645)        179,589
Net loss for 1996..........................................                        --       (86,116)        (86,116)
Net capital contributions from the Parent Companies........                   201,464            --         201,464
                                                              --------    -----------    -----------    --------------

BALANCE AT DECEMBER 31, 1996...............................                   479,698      (184,761)        294,937
Net loss for 1997..........................................                        --       (70,656)        (70,656)
Net capital contributions from the Parent Companies........                    76,109            --          76,109
                                                              --------    -----------    -----------    --------------

BALANCE AT DECEMBER 31, 1997...............................                $  555,807     $(255,417)       $300,390
                                                              --------    -----------    -----------    --------------
                                                              --------    -----------    -----------    --------------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS


     Time Warner Telecom Inc. (the 'Company') is a facilities-based competitive local telecommunications services provider ('CLEC') in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by Time Warner Cable ('TW Cable'), a division of Time Warner Entertainment Company, L.P. ('TWE'), and reflects the combined commercial telecommunication operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of Time Warner Inc. and certain of its subsidiaries (collectively, 'Time Warner') and the Time Warner Entertainment-Advance/Newhouse Partnership ('TWE-A/N') that were acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE (collectively, TWE, TWE-A/N and Time Warner are referred to herein as the 'Parent Companies').



     In July 1998, the Company completed a reorganization (the 'Reorganization') under which the Parent Companies contributed all of the assets and liabilities of the Company into Time Warner Telecom LLC ('TWT LLC') and in connection therewith, Time Warner, MediaOne of Colorado, Inc. ('MediaOne') and Advance/Newhouse Partnership ('A/N') and together with TW and MediaOne, the ('Existing Stockholders') received all of the limited liability company
interests in TWT LLC. On        , 1999, TWT LLC was reconstituted as a
corporation through the merger of TWT LLC with and into the Company (the 'Reconstitution'). In connection with the Reconstitution, the Company's capitalization was authorized to include two classes of common stock, Class A Common Stock and Class B Common Stock and the Existing Stockholders exchanged their respective limited liability company interests for all of the outstanding shares of Class B Common Stock. Following the Reconstitution, Time Warner, MediaOne and A/N held 61.95%, 18.88% and 19.17%, respectively, of the Class B Common Stock. Accordingly, the accompanying combined financial statements have been adjusted to retroactively reflect the authorization of the shares of Class A Common Stock and the authorization and issuance of shares of Class B Common Stock for all periods.



     To date, the majority of the Company's revenues have been derived from the provision of 'private line' or 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 markets, management expects that a growing portion of the Company's revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers ('IXCs') and internet service providers ('ISPs'), wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and Internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through access rights and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable.


BASIS OF PRESENTATION


     The combined financial statements of the Company reflect the 'carved out' historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunications operations of the Parent Companies as if they had been operating as a separate company. Although these financial statements are presented as if the Company had operated as a corporation, the Company operated as a partnership for tax purposes and continued to operate in a partnership structure through December 31, 1997. The combined statement of operations has been adjusted to retroactively reflect an allocation of certain expenses pursuant to the final terms of the related agreements, primarily relating to office rent, overhead charges for various administrative functions performed by TW Cable and certain facility maintenance and pole rental costs. These allocations were required to reflect all costs of doing business and have been based on various methods (Note 8), which management believes results in reasonable allocations of such costs.



     The combined financial statements also include the contribution of A/N's ownership interests in various telephony partnerships effective as of April 1, 1995 and the San Antonio, Texas telephony operation of KBLCOM Incorporated ('KBLCOM') acquired by Time Warner effective as of July 6, 1995.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


RECENT PRONOUNCEMENTS


     Effective January 1, 1996, the Company adopted Financial Accounting Standards Board ('FASB') Statement No. 121 ('FAS 121'), 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of', which established standards for the recognition and measurement of impairment losses on long-lived assets and certain intangible assets. The adoption of FAS 121 did not have a material effect on the Company's financial condition and results of operations.


     During fiscal 1997, the FASB issued Statement No. 130, 'Reporting Comprehensive Income' ('FAS 130'), and Statement No. 131, 'Disclosures about Segments of an Enterprise and Related Information' ('FAS 131'). FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of financial statements. The Company adopted FAS 130 as of the first quarter of 1998. FAS 131 requires disclosure of financial and descriptive information about an entity's reportable operating segments under the 'management approach' as defined in the Statement. The Company will adopt FAS 131 as of December 31, 1998. The impact of adoption of these standards on the Company's financial statements is not expected to be material.



BASIS OF COMBINATION AND CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS


     The combined financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss and cash flows of the Company and all entities in which the Company has a controlling voting interest ('subsidiaries'), as if the Company and its subsidiaries were a single entity. Significant intercompany accounts and transactions between the combined entities have been eliminated. Significant accounts and transactions with the Parent Companies are disclosed as related party transactions.

     Investments in entities in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. At December 31, 1997, the Company's investments in unconsolidated affiliates consisted solely of a 50% investment in Metrocomm AXS, L.P., a joint venture providing commercial telecommunications services in the central Ohio area. Under the equity method, only the Company's investment in and amounts due to and from the equity investee are included in the combined balance sheet, and only the Company's share of the investee's earnings is included in the combined operating results. In addition, only the Company's share of the cash distributions and cash paid to the investee are included in the combined cash flows.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

REVENUES


     Revenues for dedicated transport services are generally billed on a fixed rate basis and recognized over the period provided. Revenues for switched services are generally billed on a transactional basis determined by customer usage, and are recognized over the period provided.


     In addition to depreciation expense, the primary costs of revenues are charges from local exchange carriers for circuit leases and interconnection costs, which are both expensed as incurred.

ADVERTISING

     Advertising costs are expensed upon the first exhibition of related advertisements. Advertising expense amounted to $1.0 million, $1.4 million and $1.1 million for the years ended December 31, 1997, 1996, and 1995, respectively.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

SIGNIFICANT CUSTOMERS

     The Company has substantial business relationships with a few large customers, including the major long distance carriers. For the year ended December 31, 1997, the Company's top 10 customers accounted for 47.8% of the Company's consolidated revenues. Two of these customers were interexchange carriers ('IXC'), which each accounted for more than 10% of the Company's revenues in 1997 and 1996. Revenues included sales to these two IXC's of approximately $14.7 million and $5.2 million in 1997 and 1996, respectively. In 1995, no single customer accounted for more than 10% of the Company's total revenues. The Company does not require collateral for telecommunications services provided to its customers. However, the Company performs ongoing credit evaluations of its customers' financial conditions and an allowance for doubtful accounts of $776,000 and $193,000 at December 31, 1997 and 1996, respectively, has been provided based on the expected collectibility of all accounts receivables.

CASH AND EQUIVALENTS


     The Company does not maintain any cash balance since all funding of the Company's operating, investing and financing activities were provided by the Parent Companies or by revolving loans payable to the Parent Companies (Note 6). This funding consists of non-interest bearing capital contributions through June 30, 1997 and revolving loans thereafter. The non-interest bearing capital contributions have been included in paid-in capital. The average net capital contributions from the Parent Companies were $517.8 million for the six months ended June 30, 1997, and $379.0 million and $179.8 million for the years ended December 31, 1996, and 1995, respectively. The revolving loans, including accrued interest, have been reflected as a long-term liability in the accompanying balance sheet.


PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Additions to property, plant and equipment generally include material, labor, and overhead. The Company licenses the right to use the majority of its fiber optic cable from TW Cable divisions, in which they are co-located. The cost of these use rights is capitalized and reflects an allocable share of TW Cable's costs, which generally reflects the incremental costs incurred by TW Cable to construct the fiber. Such amounts do not always reflect TW Cable's total costs of constructing the distribution plant. Depreciation is provided on the straight-line method over estimated useful lives as follows:

Buildings and improvements.............................................    5-20 years
Communications networks................................................    5-15 years
Vehicles and other equipment...........................................    3-10 years
Fiber optic use rights.................................................      15 years

     Property, plant and equipment consist of:

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1997        1996
                                                                         --------    --------
                                                                             (THOUSANDS)
Buildings and improvements............................................   $ 12,846    $  8,485
Communications networks...............................................    290,618     203,841
Vehicles and other equipment..........................................     46,086      38,250
Fiber optic use rights................................................    134,656     102,132
                                                                         --------    --------
                                                                          484,206     352,708
Less accumulated depreciation.........................................    (69,048)    (29,547)
                                                                         --------    --------
          Total.......................................................   $415,158    $323,161
                                                                         --------    --------
                                                                         --------    --------

INTANGIBLE ASSETS

     Intangible assets primarily consist of goodwill, deferred right of way costs and covenants not to compete, which are amortized over periods up to 20 years using the straight-line method. Amortization expense amounted

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED) to $2.0 million, $271,000 and $213,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Accumulated amortization of intangible assets at December 31, 1997 and 1996, amounted to $1.2 million and $920,000, respectively.

INCOME TAXES


     Had the Company been operating as a corporation on a stand-alone basis, income tax benefits would not have been provided in the accompanying combined statement of operations because such benefits would have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. On a historical basis, the operating results of the Company have primarily been included in the consolidated U.S. Federal, state and local income tax returns of Time Warner or subsidiaries of Time Warner. Time Warner has not, and will not, compensate the Company for the utilization of the Company's losses.


LOSS PER SHARE


     In February 1997, the FASB issued Statement No. 128, 'Earnings per Share' ('FAS 128'), effective for periods ending after December 15, 1997. The new rules establish simplified standards for computing and presenting earnings per share. The Company's adoption of FAS 128 did not have a material effect on its financial statements.



     Basic loss per common share is based upon the net loss applicable to common shares and the weighted average of common shares outstanding during the period. Diluted loss per common share adjusts for the effect of stock options only in the periods presented in which such effect would have been dilutive. As all of the Company's stock options are antidilutive and none of the stock options have nominal exercise prices, basic and diluted earnings per share are the same for all periods presented herein.



     In connection with the Reconstitution of the Company that occurred in 1999, the Company was authorized to issue two new classes of common stock, Class A Common Stock and Class B Common Stock. Accordingly, the accompanying combined financial statements have been adjusted to retroactively reflect the authorization of the shares of Class A Common Stock and the authorization and issuance of shares of Class B Common Stock for all periods.


2. MERGERS AND ACQUISITIONS


     On April 1, 1995, in connection with the formation of TWE-A/N, A/N contributed certain telecommunication investments to the Company, consisting of
(i) various telecommunication partnerships serving the New York area (the 'Hyperion Partnerships'), including a 20% interest in Buffalo (the 'Buffalo Operations'), a 50% interest in Syracuse (the 'Syracuse Operations'), a 50% interest in Albany (the 'Albany Operations') and an 80% interest in Binghamton (the 'Binghamton Operations') and (ii) the remaining 50% interest not already owned by the Company of a telecommunications partnership serving the Charlotte, North Carolina area (the 'Charlotte Operations'). The net assets contributed were recorded at an historical cost of $7.4 million. In connection with this transaction, the Company combined the Charlotte Operations effective April 1, 1995 as a result of its 100% ownership interest therein.


     On July 6, 1995, Time Warner acquired KBLCOM, a cable television company which also owned a telephony operation in San Antonio, Texas. The net assets of the San Antonio telephony operation were acquired at fair market value and totaled $8.6 million, consisting of: property, plant and equipment, net of $7.8 million; other current and noncurrent assets of $1.0 million; and other current liabilities of $200,000.

3. INVESTMENTS

     Since April 1995, the Company has owned various interests in the Hyperion Partnerships, a group of telecommunication partnerships serving the Buffalo, Syracuse, Albany and Binghamton, New York areas. These interests were all previously accounted for under the equity method of accounting.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     In September 1997, the Company completed a series of transactions, whereby it sold its interests in the Buffalo Operations and Syracuse Operations in exchange for $7.0 million of cash and all of the minority interests in the Albany Operations and Binghamton Operations (collectively, the 'Hyperion Transactions'). Accordingly, effective September 1997, the Company has consolidated the Albany Operations and Binghamton Operations as a result of its 100% ownership interests therein. The net assets of the Albany Operations and Binghamton Operations are not material to the Company's financial position.

     The Company accounted for the acquisition of the minority interests in the Albany Operations and Binghamton Operations under the purchase method of accounting for business combinations. In connection with the Hyperion Transactions, the Company recognized a gain of approximately $11.0 million.

4. STOCKHOLDERS' EQUITY


     At December 31, 1997, all the assets and liabilities of the Company were beneficially owned by Time Warner and MediaOne, which, through certain subsidiaries, are partners in TWE. The assets and liabilities of the Company were also beneficially owned by A/N through TWE-A/N. Time Warner and certain of its subsidiaries, MediaOne and certain of its subsidiaries and A/N are collectively referred to herein as the 'Existing Stockholders'.



     In July 1998, the Company completed the Reorganization under which the Parent Companies contributed all of the assets and liabilities of the Company to TWT LLC and in connection therewith, the Existing Stockholders received all of
the limited liability company interests in TWT LLC. In          1999, TWT LLC
was reconstituted as a corporation through the Reconstitution. In connection with the Reconstitution, the Company's capitalization was authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock and the Existing Stockholders exchanged their respective limited liability company interests for all of the outstanding shares of the Class B Common Stock. Following the Reconstitution, Time Warner, MediaOne and A/N held 61.95%, 18.88% and 19.17%, respectively, of the Class B Common Stock. Accordingly, the accompanying combined financial statements have been adjusted to retroactively reflect the authorization of the shares of Class A Common Stock and the authorization and issuance of shares of Class B Common Stock for all periods.



     Shares of Class A Common Stock and Class B Common Stock are identical in all respects, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders and except that certain matters require the approval of 100% of the outstanding Class B Common Stock, voting separately as a class, and certain other matters require the approval of a majority of the outstanding Class A Common Stock, voting separately as a class.


5. STOCK OPTION PLANS

     Time Warner and MediaOne have various stock option plans under which options to purchase Time Warner or MediaOne common stock may be granted to employees of the Company. Such options have been granted to employees of the Company at fair market value at the date of grant. Accordingly, in accordance with Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' and related interpretations, no compensation cost has been recognized by Time Warner and MediaOne, nor charged to the Company, related to such stock option plans. Generally, the options become exercisable over a three-year vesting period and expire ten years from the date of grant. Had compensation cost for Time Warner's and MediaOne's stock option plans been determined based on the fair value at the grant dates for all awards made subsequent to 1994 consistent with the method set forth under FASB Statement No. 123, 'Accounting for Stock-Based Compensation'

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
('FAS 123'), the Company's allocable share of compensation cost would have increased its net loss to the pro forma amounts indicated below:

                                                                            YEARS ENDED DECEMBER 31,
                                                                        --------------------------------
                                                                          1997        1996        1995
                                                                        --------    --------    --------
                                                                                  (THOUSANDS)

Net loss:
     As reported.....................................................   $(70,656)   $(86,116)   $(51,105)
                                                                        --------    --------    --------
                                                                        --------    --------    --------
     Pro forma.......................................................   $(71,228)   $(86,500)   $(51,198)
                                                                        --------    --------    --------
                                                                        --------    --------    --------
Net loss per common share:
     As reported.....................................................   $           $           $
                                                                        --------    --------    --------
                                                                        --------    --------    --------
     Pro forma.......................................................   $           $           $
                                                                        --------    --------    --------
                                                                        --------    --------    --------


     FAS 123 is applicable only to stock options granted subsequent to December 31, 1994. Accordingly, since the Company's compensation expense associated with such grants would generally be recognized over a three-year vesting period, the initial impact of applying FAS 123 on pro forma net income for 1996 and 1995 is not comparable to the impact on pro forma net income for 1997, when the pro forma effects of the three-year vesting period has been fully reflected.



     For purposes of applying FAS 123, the fair value of each option grant by Time Warner and MediaOne is estimated on the date of grant using the Black-Scholes option-pricing model. With regard to grants of Time Warner stock options to the Company's employees in 1997, 1996 and 1995, weighted average assumptions consisted of: dividend yields of 1% in all periods; expected volatility of 21.9%, 21.7% and 22.3%, respectively; risk-free interest rates of 6.6%, 6.1% and 6.4%, respectively; and expected lives of 5 years in all periods. The weighted average fair value of a Time Warner stock option granted to the Company's employees during the year was $6.48, $6.09 and $5.61 for the years ended December 31, 1997, 1996 and 1995, respectively. In 1997, MediaOne granted options to an executive of the Company. The weighted average fair value of a MediaOne stock option was $7.43, based on the following weighted average assumptions: no dividend yield; expected volatility of 30%; risk-free interest rate of 6.8%; and an expected life of 5 years.


     A summary of stock option activity with respect to employees of the Company is as follows:


                                                       TIME WARNER                        MEDIAONE
                                              -----------------------------    -----------------------------
                                               NUMBER      WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
                                              OF SHARES     EXERCISE PRICE     OF SHARES     EXERCISE PRICE
                                              ---------    ----------------    ---------    ----------------

Balance at January 1, 1995.................    155,400          $18.30               --          $   --
     Granted...............................    108,950           18.93               --              --
     Exercised.............................         --              --               --              --
     Cancelled (a).........................         --              --               --              --
                                              ---------                        ---------
Balance at December 31, 1995...............    264,350          $18.56               --          $   --

     Granted...............................    113,500           21.32               --              --
     Exercised.............................     (1,268)          17.69               --              --
     Cancelled (a).........................    (13,932)          20.32               --              --
                                              ---------                        ---------
Balance at December 31, 1996...............    362,650          $19.35               --          $   --

     Granted...............................     74,800           21.78            5,350           19.00
     Exercised.............................     (3,500)          18.88               --              --
     Cancelled (a).........................    (19,500)          20.49               --              --
                                              ---------                        ---------
Balance at December 31, 1997...............    414,450          $19.74            5,350          $19.00
                                              ---------                        ---------
                                              ---------                        ---------


------------
(a) Includes all options cancelled and forfeited during the year.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The number of exercisable options held by employees of the Company is as follows:


                                                                                    DECEMBER 31,
                                                                             ---------------------------
                                                                              1997       1996      1995
                                                                             -------    ------    ------

Time Warner stock options.................................................   121,433    70,408    33,940
MediaOne stock options....................................................        --        --        --



6. SUBORDINATED LOANS PAYABLE TO THE PARENT COMPANIES



     Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with subordinated loans from the Parent Companies. These loans bear interest (payable in kind) at The Chase Manhattan Bank's prime rate which was 8.5% at December 31, 1997. Effective with the Reorganization, the maturity of these loans was extended until 2008. Interest expense relating to these loans totaled approximately $1.5 million in 1997.



7. BENEFIT PLANS



     The Company participates in the Time Warner Cable Pension Plan (the 'Pension Plan'), a noncontributory defined benefit pension plan which covers approximately 75% of all employees. The remaining 25% of employees are participating in a pension plan under the administration of MediaOne, their previous employer. The Company also participates in the Time Warner Cable Employees Savings Plan (the 'Savings Plan'), a defined contribution plan. Both the Pension Plan and Savings Plan are administered by a committee appointed by the Board of Representatives of TWE and cover substantially all employees.


     Benefits under the Pension Plan are determined based on formulas which reflect employees' years of service and compensation levels during their employment period. Total pension cost was $1.7 million, $1.2 million and $900,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company's contributions to the Savings Plan can represent up to 6.67% of the employees' compensation during the plan year. TWE's Board of Representatives has the right in any year to set the maximum amount of the Company's annual contribution. Defined contribution plan expense was $710,000, $606,000 and $410,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


8. RELATED PARTY TRANSACTIONS


     In the normal course of conducting its businesses, the Company has various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, results in reasonable allocations.


     The Company's operations, which in certain cases are co-located with TW Cable divisions, are allocated a charge for various overhead expenses for services provided by TW Cable. These allocations are based on direct labor, total expenses, or headcount relative to each division. The Company is also allocated rent based on the square footage of space occupied by the Company at TW Cable facilities. The aggregate of these charges totaled approximately $4.4 million, $4.3 million and $2.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.



     The combined statement of operations includes consulting charges from MediaOne, in 1995 only, for the use of certain employees on a temporary basis and pension costs for certain employees of the Company who remain on the MediaOne pension plan. Consulting fees approximated $522,000 for the year ended December 31, 1995. There were no charges for consulting in 1997 and 1996. Pension costs were approximately $624,000, $500,000 and $450,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


     The Company licenses the right to use the majority of its fiber optic cable from TW Cable. The Company paid TW Cable $32.5 million, $41.3 million, and $46.9 million in the years ended December 31, 1997, 1996 and 1995, respectively, under this arrangement. Such costs have been capitalized by the Company. The amortization of these costs and fiber previously capitalized in the amount of $7.1 million, $5.0 million and $2.1 million for

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED) the years ended December 31, 1997, 1996 and 1995, respectively, has been classified as a component of depreciation and amortization in the accompanying combined statement of operations. In addition, under this licensing arrangement, the Company reimburses TW Cable for facility maintenance and pole rental costs, which costs amounted to $1.7 million, $1.3 million and $648,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


     Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with loans from the Parent Companies. Interest expense relating to these loans totaled approximately $1.5 million in 1997.



9. INCOME TAXES


     There are no current income taxes payable based on the Company's operating losses.

     The pro forma deferred tax assets and liabilities calculated on a separate-company basis consistent with the liability method prescribed by FASB Statement No. 109, 'Accounting for Income Taxes' are as follows:

                                                                                    DECEMBER 31,
                                                                                ---------------------
                                                                                  1997         1996
                                                                                ---------    --------
                                                                                     (THOUSANDS)
Deferred tax assets:
     Allowance for doubtful accounts.........................................   $     312    $     78
     Tax losses utilized by Time Warner......................................     134,365      87,171
                                                                                ---------    --------
     Total gross deferred tax assets.........................................     134,677      87,249
     Less: valuation allowance...............................................    (102,679)    (74,275)
                                                                                ---------    --------
     Net deferred tax assets.................................................      31,998      12,974
                                                                                ---------    --------
Deferred tax liabilities:
     Depreciation and amortization...........................................     (30,583)    (11,662)
     Investments.............................................................      (1,415)     (1,312)
                                                                                ---------    --------
          Total gross deferred tax liabilities...............................     (31,998)    (12,974)
                                                                                ---------    --------
     Net deferred tax assets.................................................   $      --    $     --
                                                                                ---------    --------
                                                                                ---------    --------

     In 1997, 1996 and 1995, the net income tax benefits of approximately $28.4 million, $34.6 million and $20.5 million, respectively, have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis.

     On a pro forma basis, had the Company been operating on a stand alone basis, the Company would have had net operating loss carryforwards for tax purposes of approximately $281.5 million during the three years ended December 31, 1997. However, at December 31, 1997, the Company, which operated as a partnership for tax purposes during the periods presented herein, has no net operating loss carryforwards for tax purposes because such losses were primarily allocated to and utilized by Time Warner and its affiliates. The Company has not, and will not, be compensated for such losses. Consequently, without the tax benefit for losses utilized by Time Warner, the Company would have a net deferred tax liability of approximately $31.7 million at December 31, 1997.


10. COMMITMENTS AND CONTINGENCIES


     The Company has noncancelable operating leases for office space and switching facilities expiring over various terms. Rental expense for all operating leases totaled $5.4 million, $4.2 million and $3.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The minimum rental commitments under noncancelable operating leases are:
1998-$1.3 million; 1999-$2.8 million; 2000-$2.8 million; 2001-$2.9 million and after 2002-$13.8 million.

     Historically, the Company has relied on TW Cable's fiber in constructing its own networks. In addition, most of the new markets in which management plans to operate or construct networks are located in areas where TW Cable has already made substantial infrastructure investments. The failure of the Company to license

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED) additional fiber optic capacity from TW Cable could materially affect the Company's future business and operations.

     Pending legal proceedings are substantially limited to litigation incidental to the business of the Company. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's financial statements.


11. OTHER CURRENT LIABILITIES


     Other current liabilities consist of the following:

                                                                              DECEMBER 31,
                                                                           ------------------
                                                                            1997       1996
                                                                           -------    -------
                                                                              (THOUSANDS)
Accrued salaries and employee costs.....................................   $13,103    $ 8,591
Property and other taxes................................................     7,682      5,187
Accrued expenses........................................................     6,227      2,860
Other...................................................................     2,292      1,155
                                                                           -------    -------
          Total.........................................................   $29,304    $17,793
                                                                           -------    -------
                                                                           -------    -------

                            TIME WARNER TELECOM INC.
                             COMBINED BALANCE SHEET


                                                                                       SEPTEMBER 30,    DECEMBER 31,
                                                                                           1998             1997
                                                                                       -------------    ------------
                                                                                        (UNAUDITED)
                                                                                                (THOUSANDS)
                                       ASSETS
Current assets
     Cash and cash equivalents......................................................     $ 203,258        $     --
     Marketable securities..........................................................       188,430              --
     Receivables, less allowances of $1,644 and $776................................        25,885           8,882
     Prepaid expenses...............................................................         1,727           1,192
                                                                                       -------------    ------------
               Total current assets.................................................       419,300          10,074
Investments in unconsolidated affiliates............................................         5,564           4,376
Property, plant and equipment.......................................................       570,149         484,206
Less: accumulated depreciation......................................................      (105,160)        (69,048)
                                                                                       -------------    ------------
                                                                                           464,989         415,158
     Intangible assets, net.........................................................        20,340           8,469
                                                                                       -------------    ------------
          Total assets..............................................................     $ 910,193        $438,077
                                                                                       -------------    ------------
                                                                                       -------------    ------------

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable...............................................................     $  50,677        $ 32,908
     Other current liabilities......................................................        55,942          29,304
                                                                                       -------------    ------------
               Total current liabilities............................................       106,619          62,212
Long term debt......................................................................       400,000              --
Subordinated loans payable to the Parent Companies (including $8,146 and $1,544 of
  accrued interest, respectively)...................................................       171,597          75,475
Stockholders' equity
     Class A common stock, $      par value,    shares authorized,
       no shares outstanding                                                                    --              --
     Class B common stock, $      par value,    shares authorized,
          shares outstanding
     Contributed capital............................................................       555,807         555,807
     Accumulated deficit prior to Reorganization....................................      (299,340)             --
                                                                                       -------------    ------------
               Total Class B interests..............................................       256,467         555,807
     Accumulated deficit............................................................       (24,490)       (255,417)
                                                                                       -------------    ------------
               Total stockholders' equity...........................................       231,977         300,390
                                                                                       -------------    ------------
               Total liabilities and stockholders' equity...........................     $ 910,193        $438,077
                                                                                       -------------    ------------
                                                                                       -------------    ------------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF OPERATIONS




                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                                                                                1998        1997
                                                                                              --------    --------
                                                                                                  (UNAUDITED)
                                                                                                  (THOUSANDS)

Revenues:
     Dedicated transport services..........................................................   $ 57,871    $ 29,742
     Switched services.....................................................................     23,910       7,015
                                                                                              --------    --------
          Total revenues...................................................................     81,781      36,757
                                                                                              --------    --------
Costs and expenses:
     Operating (a).........................................................................     46,341      28,050
     Selling, general and administrative (a)...............................................     55,294      39,000
     Depreciation and amortization (a).....................................................     36,804      27,866
                                                                                              --------    --------
          Total costs and expenses.........................................................    138,439      94,916
                                                                                              --------    --------
Operating loss.............................................................................    (56,658)    (58,159)

Gain on disposition of investments.........................................................         --      11,018
Equity in losses of unconsolidated affiliates..............................................        (16)     (1,722)
Interest income............................................................................      4,069          --
Interest expense, net (a)..................................................................    (15,808)       (359)
                                                                                              --------    --------
Net loss...................................................................................   $(68,413)   $(49,222)
                                                                                              --------    --------
                                                                                              --------    --------
Basic and diluted loss per common share....................................................
Average common shares......................................................................
(a) Includes expenses resulting from transactions with affiliates (Note 4):
     Operating expenses....................................................................   $  1,534    $  1,299
                                                                                              --------    --------
                                                                                              --------    --------
     Selling, general and administrative...................................................   $  3,882    $  5,615
                                                                                              --------    --------
                                                                                              --------    --------
     Depreciation and amortization.........................................................   $  6,705    $  5,216
                                                                                              --------    --------
                                                                                              --------    --------
     Interest expense, net.................................................................   $  8,146    $    302
                                                                                              --------    --------
                                                                                              --------    --------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF CASH FLOWS


                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                            ---------------------
                                                                                              1998         1997
                                                                                            ---------    --------
                                                                                                 (UNAUDITED)
                                                                                                 (THOUSANDS)

OPERATIONS
Net loss.................................................................................   $ (68,413)   $(49,222)
Adjustments for noncash and nonoperating items:
Gain on disposition of investments.......................................................          --     (11,018)
Depreciation and amortization............................................................      36,805      27,866
Equity in losses of unconsolidated affiliates............................................          16       1,722
Changes in operating assets and liabilities:
     Accounts receivable and other current assets........................................     (17,538)     (3,749)
     Accounts payable and other current liabilities......................................      52,551      (3,228)
     Other balance sheet changes.........................................................         (94)     (1,607)
                                                                                            ---------    --------
Cash provided (used) by operations.......................................................       3,327     (39,236)
                                                                                            ---------    --------

INVESTING ACTIVITIES
Capital expenditures.....................................................................     (87,116)    (72,964)
Proceeds from sale of investment.........................................................          --       7,028
Purchases of marketable securities.......................................................    (188,430)
                                                                                            ---------    --------
Cash used in investing activities........................................................    (275,546)    (65,936)
                                                                                            ---------    --------

FINANCING ACTIVITIES
Net proceeds from loans from the Parent Companies........................................      87,977      27,503
Net capital contributions from the Parent Companies......................................          --      77,669
Net proceeds from debt offering..........................................................     387,500          --
                                                                                            ---------    --------
Cash provided by financing activities....................................................     475,477     105,172
                                                                                            ---------    --------

INCREASE IN CASH AND EQUIVALENTS.........................................................     203,258          --

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD..............................................          --          --
                                                                                            ---------    --------

CASH AND EQUIVALENTS AT END OF PERIOD....................................................   $ 203,258    $     --
                                                                                            ---------    --------
                                                                                            ---------    --------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
             COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY




                                                             CLASS B                                        TOTAL
                                                              COMMON      CONTRIBUTED    ACCUMULATED    STOCKHOLDERS'
                                                              STOCK         CAPITAL        DEFICIT         EQUITY
                                                            ----------    -----------    -----------    -------------
                                                                                   (UNAUDITED)
                                                                                   (THOUSANDS)

Balance at December 31, 1997.............................                  $ 555,807      $(255,417)      $ 300,390
Net loss prior to Reorganization.........................                         --        (43,923)        (43,923)
                                                            ----------    -----------    -----------    -------------
                                                                             555,807       (299,340)        256,467
Effect of Reorganization.................................                   (299,340)       299,340              --
Net loss after Reorganization............................                         --        (24,490)      $ (24,490)
                                                            ----------    -----------    -----------    -------------
BALANCE AT SEPTEMBER 30, 1998............................                  $ 256,467      $ (24,490)      $ 231,977
                                                            ==========    ===========    ===========    =============


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS


     Time Warner Telecom Inc. (the 'Company') is a facilities-based competitive local telecommunications services provider ('CLEC') in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by Time Warner Cable ('TW Cable'), a division of Time Warner Entertainment Company, L.P. ('TWE'), and reflects the combined commercial telecommunication operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of Time Warner Inc. and certain of its subsidiaries (collectively, 'Time Warner') and the Time Warner Entertainment-Advance/Newhouse Partnership ('TWE-A/N') that were acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE (collectively, TWE, TWE-A/N and Time Warner are referred to herein as the 'Parent Companies').



     In July 1998, the Company completed a reorganization (the 'Reorganization') under which the Parent Companies contributed all of the assets and liabilities of the Company to Time Warner Telecom LLC ('TWT LLC') and in connection therewith, Time Warner, MediaOne of Colorado, Inc. ('MediaOne') and Advance/Newhouse Partnership ('A/N'), and together with TW and MediaOne, the ('Existing Stockholders') received all of the limited liability company
interests in TWT LLC. In        , 1999, TWT LLC was reconstituted as a
corporation through the merger of TWT LLC with and into the Company (the 'Reconstitution'). In connection with the Reconstitution, the Company's capitalization was authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock and the Existing Stockholders exchanged their respective limited liability company interests for all of the outstanding shares of Class B Common Stock. Following the Reconstitution, Time Warner, MediaOne and A/N held 61.95%, 18.88% and 19.17%, respectively, of the Class B Common Stock. Accordingly, the accompanying combined financial statements have been adjusted to retroactively reflect the authorization of the shares of Class A Common Stock and the authorization and issuance of shares of Class B Common Stock for all periods.



     To date, the majority of the Company's revenues have been derived from the provision of 'private line' or 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 markets, management expects that a growing portion of the Company's revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers ('IXCs') and Internet service providers ('ISPs'), wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through access rights and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable.


BASIS OF PRESENTATION


     The combined financial statements of the Company reflect the 'carved out' historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunication operations of the Parent Companies as if they had been operating as a separate company. Although these financial statements are presented as if the Company had operated as a corporation, the Company operated as a partnership for tax purposes and continued to operate in a partnership structure through September 30, 1998. The combined statement of operations has been adjusted to retroactively reflect an allocation of certain expenses pursuant to the final terms of the related agreements, primarily relating to office rent, overhead charges for various administrative functions performed by TW Cable and certain facility maintenance and pole rental costs. These allocations were required to reflect all costs of doing business and have been based on various methods (Note 4), which management believes result in reasonable allocations of such costs.


     The accompanying financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the

                            TIME WARNER TELECOM INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED
                                  (UNAUDITED)

financial position and the results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles applicable to interim periods. The accompanying financial statements should be read in conjunction with the audited combined financial statements of the Company for the year ended December 31, 1997.


     Certain reclassifications have been made to the September 30, 1998 financial statements included herein, which were not included in the financial statements previously filed by the Company. These reclassifications are intended to provide increased disclosure regarding the Company's marketable securities investments.

RECENT PRONOUNCEMENTS

     During fiscal 1997, the Financial Accounting Standard Board ('FASB') issued Statement No. 131, 'Disclosures about Segments of an Enterprise and Related Information' ('FAS 131'). FAS 131 requires disclosure of financial and descriptive information about an entity's reportable operating segments under the 'management approach' as defined in the statement. The Company will adopt FAS 131 as of December 31, 1998. The impact of adoption of this standard on the Company's financial statements is not expected to be material.



     In June 1998, the FASB issued Statement No. 133, 'Accounting for Derivative Instruments and Hedging Activities' ('FAS 133'), effective for years beginning after June 15, 1999, with early application encouraged. The new rules establish standards requiring that all derivative financial instruments, such as interest rate swap contract and foreign exchange contracts, be recognized and measured at fair market value regardless of the purpose or intent for holding them. The Company does not hold any derivative financial instruments.



CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES



     The Company did not historically maintain any cash or marketable securities since all funding of the Company's operating, investing and financing activities were provided by the Parent Companies or by subordinated loans payable to the Parent Companies (Note 3). This funding consisted of non-interest bearing capital contributions through June 30, 1997 and subordinated loans during the period from July 1, 1997 through July 14, 1998. The non-interest-bearing capital contributions have been included in paid-in capital. The average net capital contributions from the Parent Companies were $517.8 million for the nine months ended September 30, 1997. The subordinated loans, including accrued interest, have been reflected as long-term liabilities in the accompanying balance sheets. Cash, cash equivalents and marketable securities totaling $391.7 million at September 30, 1998 were principally purchased from the proceeds of the Company's offering of 9 3/4% Senior Notes due 2008 (see Note 5).



     The Company considers all highly liquid debt instruments with an original maturity of three months or less, when purchased, to be cash equivalents.



     The Company records its marketable securities in conformity with the provisions of Statement of Financial Accounting Standards No. 115, 'Accounting for Certain Investments in Debt and Equity Securities.' This statement entails categorizing all debt and equity securities as held-to-maturity securities, trading securities, or available-for-sale securities, and then measuring the securities at either fair value or amortized cost.



     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest on securities classified as held-to-maturity is included in investment income.



     At September 30, 1998, the Company's marketable securities portfolio consisted of shares of money market mutual funds, corporate debt securities, certificates of deposit with banks, and foreign government debt securities. At September 30, 1998, all of the Company's marketable securities were categorized as 'held-to-maturity' and carried at amortized cost.

                            TIME WARNER TELECOM INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED
                                  (UNAUDITED)


     Marketable securities at September 30, 1998 were as follows:



                                                                         GROSS         GROSS       ESTIMATED
                                                          AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                                            COST         GAINS         LOSSES        VALUE
                                                          ---------    ----------    ----------    ---------

Cash Equivalents:
     Shares of money market mutual funds...............   $   5,396       $ --          $ --       $   5,396
     Certificates of deposit with banks................      20,000         --            --          20,000
     Corporate debt securities.........................     177,862         28             1         177,889
                                                          ---------    ----------        ---       ---------
                                                            203,258         28             1         203,285
Current Marketable Securities:
     Certificates of deposit with banks................      51,981         37            --          52,018
     Corporate debt securities.........................     131,437        151            15         131,573
     Foreign government debt securities................       5,012         --             5           5,007
                                                          ---------    ----------        ---       ---------
                                                            188,430        188            20         188,598
                                                          ---------    ----------        ---       ---------
Total..................................................   $ 391,688       $216          $ 21       $ 391,883
                                                          ---------    ----------        ---       ---------
                                                          ---------    ----------        ---       ---------



     The amortized cost and estimated fair value of held-to-maturity marketable securities at September 30, 1998, by contractual maturity, are shown below:



                                                                                      ESTIMATED
                                                                         AMORTIZED      FAIR
                                                                           COST         VALUE
                                                                         ---------    ---------

Due in one year or less...............................................   $ 391,688    $ 391,883
                                                                         ---------    ---------
Total debt related marketable securities..............................   $ 391,688    $ 391,883
                                                                         ---------    ---------
                                                                         ---------    ---------



2. STOCKHOLDERS' EQUITY



     On July 14, 1998, the Company completed the Reorganization, under which the Parent Companies contributed all of the assets and liabilities of the Company to TWT LLC and in connection therewith, the Existing Stockholders received all of the limited liability company interests in TWT LLC. The Reorganization has been
reflected as of July 1, 1998 for accounting purposes. In          1999, the
Company completed the Reconstitution, under which the Company's capitalization was authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock. In connection with the Reconstitution, the Existing Stockholders exchanged their respective limited liability company interests for all of the outstanding shares of the Class B Common Stock. Following the Reconstitution, Time Warner, MediaOne and A/N held 61.95%, 18.88% and 19.17%, respectively, of the Class B Common Stock.



     Shares of Class A Common Stock and Class B Common Stock are identical in all respects, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders and except that certain matters require the approval of 100% of the outstanding Class B Common Stock, voting separately as a class, and certain other matters require the approval of a majority of the outstanding Class A Common Stock, voting separately as a class.



     In August 1998, options to purchase Class A limited liability interests of
TWT LLC representing    % of the equity of TWT LLC, which is equivalent to
     shares of Class A Common Stock of the Company, were granted to employees of the Company under the TWT LLC 1998 Option Plan (the 'TWT LLC Option Plan').



     In connection with the Reconstitution, the Board of Directors and stockholders of the Company are expected to assume the obligations under the TWT LLC Option Plan, amend such Plan and rename it the 1998 Option Plan. In addition, the Company will assume options previously awarded by TWT LLC that were exercisable for units of Class A limited liability company interests (each, 'a unit') in TWT LLC. Such assumed option awards will be adjusted in connection with the Reconstitution such that an option exercisable for $12 per

                            TIME WARNER TELECOM INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED
                                  (UNAUDITED)


unit will become exercisable for    shares of Class A Common Stock at $     per
share. The 1998 Option Plan is expected to provide for the granting of options
to purchase a maximum of      shares of the Company's Class A Common Stock.
Generally, stock options issued under the 1998 Option Plan are expected to become exercisable over a four-year vesting period and expire ten years from the date of grant. In addition, the purchase price of the shares of Class A Common Stock covered by each stock option is not expected to be less than the fair market value of the Class A Common Stock on the date of grant.



3. SUBORDINATED LOANS PAYABLE TO THE PARENT COMPANIES





     Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with subordinated loans from the Parent Companies. These loans bear interest (payable in kind) at The Chase Manhattan Bank's prime rate which was 8.5% throughout the period from July 1, 1997 through September 29, 1998 and mature on August 15, 2008. The prime rate was 8.25% on September 30, 1998. The Parent Companies do not have any obligation to make additional equity investments in or loans to the Company. Interest expense relating to these loans totaled approximately $3.4 million and $8.1 million for the three and nine months ended September 30, 1998, respectively.



4. RELATED PARTY TRANSACTIONS


     In the normal course of conducting its businesses, the Company has various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, results in reasonable allocations.


     The Company's operations, which in certain cases are co-located with TW Cable divisions, are allocated a charge for various overhead expenses for services provided by TW Cable. These allocations are based on direct labor, total expenses, or headcount relative to each division. The Company is also allocated rent based on the square footage of space occupied by the Company at TW Cable facilities. The aggregate of these charges totaled approximately $1.7 million and $3.8 million for the nine months ended September 30, 1998 and 1997, respectively.



     The Company participates in the Time Warner Cable Pension Plan (the 'Pension Plan'), a noncontributory defined benefit pension plan which covers approximately 90% of all employees. The remaining 10% of employees are participating in a pension plan under the administration of MediaOne, their previous employer. The Company also participates in the Time Warner Cable Employees Savings Plan (the 'Savings Plan'), a defined contribution plan. Both the Pension Plan and Savings Plan are administered by a committee appointed by the board of Representatives of TWE and cover substantially all employees.



     Benefits under the Pension Plan are determined based on formulas which reflect employees' years of service and compensation levels during their employment period. Total pension costs relating to the Pension Plan were $973,000 and $825,000 for the nine months ended September 30, 1998 and 1997, respectively. Relating to the MediaOne pension plan, pension costs were approximately $484,000 and $447,000 for the nine months ended September 30, 1998 and 1997, respectively.



     The Company's contributions of the Savings Plan can represent up to 6.67% of the employees' compensation during the plan year. TWE's Board of Representatives has the right in any year to set the maximum amount of the Company's annual contribution. Defined contribution plan expense was $699,000 and $526,000 for the nine months ended September 30, 1998 and 1997, respectively.



     As of January 1, 1999, the Company will not participate in the Time Warner Cable Pension Plan, the MediaOne Pension Plan or the Time Warner Cable Employee Savings Plan, as the Company intends to adopt its own benefit plans.



     The Company licenses the right to use the majority of its fiber optic cable from TW Cable. The Company paid TW Cable approximately $9.3 million and $12.0 million for the nine months ended September 30, 1998 and 1997, respectively, and such costs have been capitalized by the Company. The amortization of these costs and fiber previously capitalized in the amount of approximately $6.7 million and $5.2 million for the nine

                            TIME WARNER TELECOM INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED
                                  (UNAUDITED)


months ended September 30, 1998 and 1997, respectively, has been classified as a component of depreciation and amortization in the accompanying combined statement of operations. In addition, under this licensing arrangement, the Company reimburses TW Cable for facility maintenance and pole rental costs, which costs amounted to $1.5 million and $1.3 million for the nine months ended September 30, 1998 and 1997, respectively.



     Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with subordinated loans from the Parent Companies. Interest expense relating to these loans totaled approximately $8.1 million for the nine months ended September 30, 1998.



5. LONG TERM DEBT



     On July 21, 1998, the Company issued $400.0 million of 9 3/4% Senior Notes ('Notes') due July 15, 2008. The Notes are unsecured, unsubordinated obligations of the Company and Time Warner Telecom Inc., a wholly owned subsidiary of the Company, which are jointly and severally liable, fully and unconditionally, with respect to the Notes. Interest on the Notes is payable semiannually on January 15 and July 15, beginning January 15, 1999. The net proceeds of approximately $387.5 million are expected to be used to expand and develop existing and new networks and for general corporate and working capital purposes through the second quarter of 2000. The proceeds were immediately invested in short-term investments. Interest expense relating to the Notes totaled approximately $7.6 million for the nine months ended September 30, 1998. Interest income earned on the short term investments totaled $4.1 million for the nine months ended September 30, 1998.



6. COMMITMENTS AND CONTINGENCIES


     Pending legal proceedings are substantially limited to litigation incidential to the business of the Company. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's financial statements.

                                     [Logo]

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED JANUARY 20, 1999


                                     SHARES
                                     [LOGO]

                            TIME WARNER TELECOM INC.
                              CLASS A COMMON STOCK
                            ------------------------


TIME WARNER TELECOM INC. IS OFFERING       SHARES OF ITS CLASS A COMMON STOCK.
THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR
  OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE
                                  BETWEEN $            AND $            PER
                                     SHARE.



TIME WARNER TELECOM INC. HAS TWO CLASSES OF COMMON STOCK CONSISTING OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK. AFFILIATES OF TIME WARNER TELECOM INC.
  CURRENTLY OWN 100% OF THE CURRENTLY OUTSTANDING SHARES OF CLASS B COMMON
     STOCK AND WILL RETAIN    % OF THE OUTSTANDING COMBINED VOTING POWER OF
     THE                                     COMMON STOCK AFTER THE
                                   OFFERING.


                    ----------------------------------------


 WE EXPECT THE CLASS A COMMON STOCK TO BE APPROVED FOR QUOTATION ON THE NASDAQ
       NATIONAL MARKET OF THE NASDAQ STOCK MARKET UNDER THE SYMBOL 'TWTC'


                            ------------------------


    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS'
                             BEGINNING ON PAGE 12.





                            ------------------------

                           PRICE $           A SHARE

                            ------------------------


                                                                                 UNDERWRITING
                                                           PRICE TO             DISCOUNTS AND              PROCEEDS TO
                                                            PUBLIC               COMMISSIONS                 COMPANY
                                                      -------------------  ------------------------  ------------------------

Per Share...........................................                  $                      $                         $
Total...............................................                  $                      $                         $



                            ------------------------



The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



Time Warner Telecom Inc. has granted the U.S. underwriters the right to purchase
up to an additional       shares of Class A Common Stock to cover
over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares
of Class A Common Stock to purchasers on             , 1999.


                            ------------------------

                         JOINT BOOK - RUNNING MANAGERS
MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS


             , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the expenses of issuance and distribution of the shares of Class A Common Stock registered hereunder on Form S-1, other than underwriting discounts and commissions. All amounts except the Registration Fee are estimated.



Registration Fee...........................................................................   $      51,625
Nasdaq National Market Listing Fee.........................................................            *
NASD Filing Fee............................................................................            *
Printing and Engraving Fees................................................................            *
Blue Sky Fees and Expenses.................................................................            *
Legal Fees and Expenses....................................................................            *
Accounting Fees and Expenses...............................................................            *
Registrar and Transfer Agent's Fees........................................................            *
Miscellaneous..............................................................................            *
                                                                                              -------------
     Total.................................................................................   $
                                                                                              -------------
                                                                                              -------------



     All of the above expenses have been or will be paid by Time Warner Telecom Inc.

      * To be filed by amendment.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of the Restated Certificate of Incorporation (the 'Restated Certificate of Incorporation') of Time Warner Telecom Inc. (the 'Company') provides that to the fullest extent permitted under the General Corporation Law of the State of Delaware (the 'DGCL'), a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Section 102(b)(7) of the DGCL, provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.




     Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a 'derivative action'), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article VIII of the TWT Charter provides that TWT shall indemnify its officers, directors, employees and agents to the full extent permitted by Delaware law.



     The By-laws of Time Warner Inc. ('TWI') require indemnification to the fullest extent permitted under Delaware law of any person who is or was a director or officer of TWI who is or was involved or threatened to be made so involved in any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was serving at the request of TWI as a director, officer or employee of any other enterprise. Mr. Bressler would be covered by this provision. The Directors' and Officers' Liability and Reimbursement Insurance Policy of TWI is designed to reimburse TWI for any payments made by it pursuant to the foregoing indemnification. The policy has coverage of $50,000,000.



     The Agreement of Limited Partnership of TWE provides that TWE shall indemnify, defend and hold harmless each officer of TWE from any personal liability he or she may incur by reason of his or her action on behalf of TWE to the fullest extent permitted as if TWE were a Delaware corporation. Messrs. Bressler, Britt, Davies and Rossetti would be covered by this provision.



     The By-laws of MediaOne Group, Inc. ('MediaOne') require indemnification to the fullest extent permitted under Delaware law of any person who is or was a director, officer or employee of MediaOne, or was otherwise designated as an indemnified representative (as defined in the MediaOne By-laws) by MediaOne, against any liability (as defined in the MediaOne By-laws) incurred by such person in connection with any proceeding (as defined in the MediaOne By-laws) in which such person is involved by reason of their past, present or future services for, or at the request of, MediaOne as a director, officer, employee, agent, fiduciary or trustee of any other entity or enterprise. Messrs. McPhie, Williams and Webster are covered by this provision.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     During the past three years, except as set forth in the next sentence, the Company has not sold any securities without registration under the Securities Act. Immediately prior to the date of this Registration Statement, the Company
issued           shares of its Class B Common Stock to the Existing
Stockholders, in a private placement under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS

     (a) Exhibits:

                            TIME WARNER TELECOM INC.

                                  EXHIBIT LIST


EXHIBIT
NUMBER                                             DESCRIPTION OF EXHIBIT
-------  -----------------------------------------------------------------------------------------------------------
  1.1    -- Form of Underwriting Agreement*
  2.1    -- Reorganization Agreement among Time Warner Companies, Inc., MediaOne Group, Inc., Advance/Newhouse
            Partnership, Time Warner Entertainment Company, L.P., and Time Warner Entertainment -- Advance Newhouse
            Partnership (filed as Exhibit 2.1 to TWT LLC's Quarterly Report on Form 10-Q for the quarter ended June
            30, 1998)**
  2.2    -- Merger Agreement among the Company, TWT LLC and TWT Inc.*
  3.1    -- Restated Certificate of Incorporation of the Company
  3.2    -- Restated By-laws of the Company
  4.1    -- Stockholders Agreement, among the Company, Time Warner Companies, Inc., American Television and
            Communications Corporation, Warner Communications Inc., TW/TAE Inc., FibrCOM Holdings, L.P., Paragon
            Communications, MediaOne Group, Inc., Multimedia Communications, Inc. and Advance/Newhouse Partnership.
  4.2    -- Indenture, between TWT LLC, TWT Inc. and The Chase Manhattan Bank, as Trustee (filed as Exhibit 4.1 to
            TWT LLC's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)**
  5      -- Opinion of Cravath, Swaine and Moore*
 10.1    -- Lease, between Quebec Court Joint Venture No. 2, Landlord, and Intelligent Advanced Systems, Inc.,
            Tenant, dated June 3, 1994 (filed as Exhibit 10.1 to TWT LLC's Registration Statement on Form S-1
            (Registration No. 333-53553))**
 10.2    -- Agreement for Assignment of Lease, dated September 12, 1997, between Ingram Micro Inc. and Time Warner
            Communications Holdings Inc. (filed as Exhibit 10.2 to TWT LLC's Registration Statement on Form S-1
            (Registration No. 333-53553))**
 10.3    -- First Amendment to Lease, dated October 15, 1997, by Carramerica Realty, L.P. and Time Warner
            Communications Holdings Inc. (filed as Exhibit 10.3 to TWT LLC's Registration Statement on Form S-1
            (Registration No. 333-53553))**
 10.4    -- Time Warner Telecom Inc. 1998 Stock Option Plan*
 10.5    -- Employment Agreement between the Company and Larissa L. Herda (filed as Exhibit 10.6 to TWT LLC's
            Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.6    -- Employment Agreement between the Company and Paul B. Jones (filed as Exhibit 10.5 to TWT LLC's
            Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.7    -- Employment Agreement between the Company and A. Graham Powers (filed as Exhibit 10.7 to TWT LLC's
            Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.8    -- Employment Agreement between the Company and David J. Rayner (filed as Exhibit 10.8 to TWT LLC's
            Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.9    -- Employment Agreement between the Company and John T. Blount (filed as Exhibit 10.10 to TWT LLC's
            Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.10   -- Capacity License Agreement (filed as Exhibit 10.3 to TWT LLC's Quarterly Report on Form 10-Q for the
            quarter ended June 30, 1998)**
 10.11   -- Trade Name License Agreement (filed as Exhibit 10.4 to TWT LLC's Quarterly Report on Form 10-Q for the
            quarter ended June 30, 1998)**
 21      -- Subsidiaries of the Company (filed as Exhibit 21 to TWT LLC's Registration Statement on Form S-1
            (Registration No. 333-53553))**
 23.1    -- Consent of Ernst & Young LLP, Independent Auditors
 23.2    -- Consent of Cravath, Swaine & Moore (included in Exhibit 5)*
 24.1    -- Power of Attorney of the Company's Officers and Directors


------------

*  To be filed by amendment.


** Incorporated by reference.

     (b) Financial Statement Schedule



     The following financial statement schedule is included in Part II of this Registration Statement and should be read in conjunction with the combined financial statements and notes thereto included elsewhere herein.



Report of Independent Auditors....................................................................   S-1
Schedule II -- Valuation and Qualifying Accounts..................................................   S-2


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The Company hereby undertakes that:

          1. For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of this Registration Statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

          3. It will provide the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Time Warner Telecom Inc. has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 20, 1999.


                                          TIME WARNER TELECOM INC.


                                          By         /s/ David J. Rayner
                                            ....................................
                                                      DAVID J. RAYNER
                                              SENIOR VICE PRESIDENT AND CHIEF
                                                    FINANCIAL OFFICER



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                      SIGNATURE                                        TITLE                         DATE
------------------------------------------------------  ------------------------------------   ----------------

(i) Principal Executive Officer

                          *                             President and Chief Executive          January 20, 1999
 .....................................................  Officer and Director
                   LARISSA L. HERDA

(ii) Principal Financial Officer

                 /s/ David J. Rayner                    Senior Vice President and              January 20, 1999
 .....................................................  Chief Financial Officer
                   DAVID J. RAYNER

(iii) Principal Accounting Officer

                         *                              Vice President, Accounting             January 20, 1999
 .....................................................  and Finance and
                     JILL STUART                        Chief Accounting
                                                        Officer

(iv) Directors

                         *                              Director                               January 20, 1999
 .....................................................
                 RICHARD J. BRESSLER

                         *                              Director                               January 20, 1999
 .....................................................
                   LARISSA L. HERDA

                         *                              Director                               January 20, 1999
 .....................................................
                   ROBERT J. MIRON

                         *                              Director                               January 20, 1999
 .....................................................
                  PEARRE A. WILLIAMS


* By:            /s/ David J. Rayner
 .....................................................
                   ATTORNEY-IN-FACT

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors of Time Warner Telecom Inc.



     We have audited the combined financial statements of Time Warner Telecom Inc. (the 'Company') as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 and have issued our report thereon dated March 13, 1998, except for Notes 1, 4, 5, 6, and 8, as to which the date is __________, 1999. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                          /s/ ERNST & YOUNG LLP



Denver, Colorado
March 13, 1998



     The foregoing report is in the form that will be signed upon the effective date of the Company's registration of Class A Common Stock in a registration statement on Form S-1 and the concurrent change in the Company's operating and legal structure from a limited liability company to a corporation.



                                          /s/ ERNST & YOUNG LLP



Denver, Colorado
January 20, 1999

                            TIME WARNER TELECOM LLC
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS



                                                                                 ADDITIONS/
                                                                   BALANCE AT    CHARGES TO                  BALANCE AT
                                                                   BEGINNING     COSTS AND                     END OF
                                                                   OF PERIOD      EXPENSES     DEDUCTIONS      PERIOD
                                                                   ----------    ----------    ----------    ----------
                                                                                       (THOUSANDS)
For the Year ended December 31, 1997:
     Allowance for doubtful accounts receivable.................      $193         $1,213        $ (630)        $776

For the Year ended December 31, 1996:
     Allowance for doubtful accounts receivable.................      $ 21         $  271        $  (99)        $193

For the Year ended December 31, 1995:
     Allowance for doubtful accounts receivable.................      $ --         $   24        $   (3)        $ 21

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                                           DESCRIPTION OF EXHIBIT                                          PAGE
--------   ----------------------------------------------------------------------------------------------------   -----

   1.1     -- Form of Underwriting Agreement*..................................................................
   2.2     -- Merger Agreement among the Company, TWT LLC and TWT Inc.*........................................
   2.1     -- Reorganization Agreement among Time Warner Companies, Inc., MediaOne Group, Inc.,
              Advance/Newhouse Partnership, Time Warner Entertainment Company, L.P., and Time Warner
              Entertainment -- Advance Newhouse Partnership (filed as Exhibit 2.1 to TWT LLC's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)**...............................................
   3.1     -- Restated Certificate of Incorporation of the Company.............................................
   3.2     -- Restated By-laws of the Company..................................................................
   4.1     -- Stockholders Agreement, among the Company, Time Warner Companies, Inc., American Television and
              Communications Corporation, Warner Communications Inc., TW/TAE Inc., FibrCOM Holdings, L.P.,
              Paragon Communications, MediaOne Group, Inc., Multimedia Communications, Inc. and Advance/Newhouse
              Partnership.......................................................................................
   4.2     -- Indenture, between TWT LLC, TWT Inc. and The Chase Manhattan Bank, as Trustee (filed as Exhibit
              4.1 to TWT LLC's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)**.............
   5       -- Opinion of Cravath, Swaine and Moore*............................................................
  10.1     -- Lease, between Quebec Court Joint Venture No. 2, Landlord, and Intelligent Advanced Systems,
              Inc., Tenant, dated June 3, 1994 (filed as Exhibit 10.1 to TWT LLC's Registration Statement on
              Form S-1 (Registration No. 333-53553))**..........................................................
  10.2     -- Agreement for Assignment of Lease, dated September 12, 1997, between Ingram Micro Inc. and Time
              Warner Communications Holdings Inc. (filed as Exhibit 10.3 to TWT LLC's Registration Statement on
              Form S-1 (Registration No. 333-53553))**..........................................................
  10.3     -- First Amendment to Lease, dated October 15, 1997, by Carramerica Realty, L.P. and Time Warner
              Communications Holdings Inc. (filed as Exhibit 10.3 to TWT LLC's Registration Statement on Form
              S-1 (Registration Statement No. 333-53553))**.....................................................
  10.4     -- Time Warner Telecom Inc. 1998 Stock Option Plan*.................................................
  10.5     -- Employment Agreement between the Company and Larissa L. Herda (filed as Exhibit 10.6 to TWT LLC's
              Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.6     -- Employment Agreement between the Company and Paul B. Jones (filed as Exhibit 10.5 to TWT LLC's
              Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.7     -- Employment Agreement between the Company and A. Graham Powers (filed as Exhibit 10.7 to TWT LLC's
              Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.8     -- Employment Agreement between the Company and David J. Rayner (filed as Exhibit 10.8 to TWT LLC's
              Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.9     -- Employment Agreement between the Company and John T. Blount (filed as Exhibit 10.10 to TWT LLC's
              Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.10    -- Capacity License Agreement (filed as Exhibit 10.3 to TWT LLC's Quarterly Report on Form 10-Q for
              the quarter ended June 30, 1998)**................................................................
  10.11    -- Trade Name License Agreement (filed as Exhibit 10.4 to TWT LLC's Quarterly Report on Form 10-Q
              for the quarter ended June 30, 1998)**............................................................
  21       -- Subsidiaries of the Company (filed as Exhibit 21 to TWT LLC's Registration Statement on Form S-1
              (Registration Statement No. 333-53553))**.........................................................
  23.1     -- Consent of Ernst & Young LLP, Independent Auditors...............................................
  23.2     -- Consent of Cravath, Swaine & Moore (included in Exhibit 5)*......................................
  24.1     -- Power of Attorney of the Company's Officers and Directors........................................

------------

 * To be filed by amendment.


** Incorporated by reference.